VALGOLD RESOURCES LTD. **VAL-TSX VENTURE EXCHANGE**
1400 – 570 Granville Street
Vancouver, BC Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212 [redacted]
Toll free: 1-888-267-1400

SEC Mail Processing Section
JUN 12 2008
Washington, DC
106

08003215

June 9, 2008

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. U.S.A. 20549

SUPPL

Dear Sirs/Mesdames:

Re: **ValGold Resources Ltd.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-3339
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

PROCESSED
JUN 17 2008
THOMSON REUTERS

Rodrigo A. Romo
Paralegal
for **VALGOLD RESOURCES LTD.**

dw 6/16

Enclosures

United States Sec Filing
June 9, 2008

ValGold Resources Ltd.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents required to be Made Public pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Releases

1. News Release – dated May 21, 2008.

Correspondence with Securities Commission(s)

2. NI 43-101F1 Technical Report.
3. Consent of Qualified Person for Release of Information.

VALGOLD RESOURCES LTD.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.valgold.com

May 21, 2008 | Ticker Symbol: **VAL**-TSX Venture
SEC 12g3-2(b): 82-3339

VALGOLD FILES TECHNICAL REPORT FOR ITS GARRISON GOLD PROPERTY, ONTARIO

Vancouver, BC – May 21, 2008- ValGold Resources Ltd. ("ValGold" or the "Company") is pleased to announce that it has received and filed on SEDAR the NI 43-101 report entitled "TECHNICAL REPORT, MINERAL RESOURCE ESTIMATE AND PRELIMINARY ASSESSMENT OF GARRISON GOLD PROPERTY" (the "Report "). The Report was prepared by Peter George, B.Sc., P.Geo. of A. C. A. Howe International Limited. Mr. George ("the Author") is a Qualified Person as defined by NI 43-101 and has over 40 years experience in the mining industry including extensive experience in the gold exploration and mining sector in Canada. The Garrison Gold Property (the "Property") is situated in the Timmins-Kirkland Lake area of north eastern Ontario.

The Report contains concise details on the Property including its location, history, previous and current work, geology and mineralization styles, descriptions of ore and its metallurgy, and a preliminary assessment of the economic potential of the deposit. In addition, the Author has reported on the value of continuing the exploration of the project, emphasising the necessity of moving the project to the advanced stage of re-opening the underground workings to expand the known resources by more accurately measuring the size and grade of the zones. Another described attribute of the Property is the amount of existing underground development for which the zones containing the mineral resources are accessed by a decline, lateral workings and a service shaft all of which would have a replacement cost well in excess of ValGold's current market cap.

The Indicated and Inferred Resource estimates focused on four, laterally contiguous mineralized zones along the Munro Fault which is a splay from the regional Porcupine-Destor Fault ("PDF"). The results of the resource estimate were previously announced on April 8th 2008. The current estimate of the resources reflects a modest upgrading of the resources due to a minor correction applied by the Author and the resources are summarized in the following table:

Zone	Indicated Resource			Inferred Resource		
	Tonnes	Au g/T	Ounces	Tonnes	Au g/T	Ounces
JP Zone	236,100	7.69	58,380	812,400	4.66	121,750
JD Zone				168,000	7.37	39,830
RP Zone	12,100	10.91	4,260	124,300	5.05	20,170
East Zone	4,900	3.58	560	451,100	4.47	64,790
TOTALS	**253,100**	**7.77**	**63,200**	**1,555,800**	**4.93**	**246,540**

NOTE – Summation of ounces may not add exactly due to rounding

The Author concludes that the Property is a property of merit as defined in NI 43-101 and warrants additional expenditures. In addition, based on a preliminary economic assessment the Property has economic potential based on current knowledge of gold recoveries and current gold prices for an 11-year life-of-mine subject to the confirmation of the resources that can be categorized as proven and probable reserves. *The Preliminary Assessment is preliminary in nature, and includes inferred resources that are considered too speculative geologically to have economic considerations applied to them that would allow them to be categorized as mineral reserves and thus there is no certainty that the preliminary assessment will be realized.*

The Author recommends that the Company plan an underground exploration and development program and budget for the JP Zone and adjacent JD and RP Zones. The program should include sufficient lateral development to provide access for drilling to upgrade sufficient inferred and indicated resources to indicated and measured resources that would justify a production decision. In tandem with the underground exploration program, the Company should

do additional metallurgical test work to determine the optimum milling process for the refractory ores. In addition, the Company should initiate environmental studies in anticipation of needing to generate an environmental impact statement before permits could be granted for mining.

Furthermore, the Author recommends that the Company commence a study of the Garrcon Zone and once completed to layout a program and budget to test the potential for a bulk tonnage, open-pit operation. It is suggested by the Author that the Garrcon Zone has the potential to host a bulk tonnage target of up to 30 million tonnes ranging in grade from 1 to 3 g/T Au.

Project Summary

The Garrison Gold Property is located 40 kilometres (km) north of the Town of Kirkland Lake, 100 km east of Timmins and 8 km west of and on strike with St. Andrew Goldfields' Holloway and Holt-McDermott gold mines. Access to the property is by Ontario highway 101 that runs along the north boundary of the property. The mining leases cover approximately 3km of the famous PDF and a major splay, the Munro Fault Zone ("MFZ").

The gold mineralization on the property occurs as sulphide-rich bodies within the two major fault zones, and within the intervening Timiskaming sediments associated with quartz-pyrite vein stockworks. Sulphide mineralization within the MFZ forms a series of five high-grade shoots that occur near the footwall of the fault. Previous operators completed a total of 199 drill holes focusing primarily on gold zones over the 1.7 km long strike length of the fault zone and to a depth of 300m (1,000 ft). The individual mineralized shoots are estimated to be up to 300m (1,000 ft) in strike length, average 3.35m (11 ft) in thickness and contain gold associated with albite, sericite and pyrite alteration. An advanced underground exploration program was initiated on the J.P. gold zone in October 1995. The underground development included a 12 x 14-foot, 18-20-degree decline excavated to the 476-level.

Mr. Tom Pollock, P.Geo., ValGold's Vice-President, Exploration, is the Qualified Person for the project, and is responsible for all of the technical reporting in compliance with NI 43-101. Mr. Pollock has instituted and is responsible for ValGold's program of Quality Control and Assurance ("QC/QA"), using assay control samples and duplicates. The Author has reviewed and agrees with the technical content of this news release as an accurate representation of the report.

For information on ValGold and its portfolio of international projects, visit our website at www.valgold.com.

Stephen J. Wilkinson
President & Chief Executive Officer

For further information please contact:
Jeff Stuart, Investor & Corporate Communications
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: jstuart@valgold.com or info@valgold.com

Caution concerning forward-looking statements: The information in this release may contain forward-looking information under applicable securities laws. This forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those implied in the forward-looking information. Factors that may cause actual results to vary include, but are not limited to, inaccurate assumptions concerning the exploration for and development of mineral deposits, political instability, currency fluctuations, unanticipated operational or technical difficulties, changes in laws or regulations, the risks of obtaining necessary licenses and permits, changes in general economic condition or conditions in the financial markets and the inability to raise additional financing. Readers are cautioned to not place undue reliance on this forward-looking information. The Company does not assume the obligation to revise or update this forward-looking information after the date of this release or to revise such information to reflect the occurrence of future unanticipated events except as may be required under applicable securities laws. The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

A.C.A. HOWE INTERNATIONAL LIMITED

Mining and Geological Consultants

CONSENT OF QUALIFIED PERSON FOR RELEASE OF INFORMATION

TO: the British Columbia, Alberta, Manitoba, Ontario, Nova Scotia and Newfoundland Securities Commissions and the TSX Venture Exchange.

I, **Peter T. George, P. Geo.**, do hereby consent to the filing of the written disclosure of the technical report titled, "**TECHNICAL REPORT, MINERAL RESOURCE ESTIMATE AND PRELIMINARY ASSESSMENT OF GARRISON GOLD PROPERTY, ABITIBI GREENSTONE BELT, GARRISON TOWNSHIP, ONTARIO, CANADA, FOR VALGOLD RESOURCES LIMITED**" dated April 24, 2008 (the "Technical Report"), and any extracts from or summary of the Technical Report in the news release dated April 8, 2008 (the "News Release"), of ValGold Resources Ltd., and to the filing of the Technical Report with the securities regulatory authorities and stock exchange referred to above.

I, also certify that I have read the written disclosure being filed and that it fairly and accurately represents the information in the Technical Report that supports the News Release of ValGold Resources Ltd.

Dated 24th Day of April, 2008.

Peter T. George, P. Geo.

PROFESSIONAL GEOSCIENTIST
PETER T. GEORGE
PRACTISING MEMBER
0620
ONTARIO

A.C.A. HOWE INTERNATIONAL LIMITED
Mining and Geological Consultants

TECHNICAL REPORT
MINERAL RESOURCE ESTIMATE
AND PRELIMINARY ASSESSMENT

OF

GARRISON GOLD PROPERTY
ABITIBI GREENSTONE BELT
GARRISON TOWNSHIP, ONTARIO, CANADA

FOR

VALGOLD RESOURCES LIMITED

Peter T. George, P. Geo.,
Toronto, Ontario, Canada

April 2008

365 Bay Street, Suite 561, Toronto, Ontario, M5H 2V1
T: (416) 368-7041 F: (416) 369-2579 E: howe@acahowe.ca

A.C.A. HOWE INTERNATIONAL LIMITED
Mining and Geological Consultants

Date Issued: April 24, 2008

Clients Reference: Valgold Resources Limited

TECHNICAL REPORT, MINERAL RESOURCE ESTIMATE AND PRELIMINARY ASSESSMENT OF GARRISON GOLD PROPERTY, ABITIBI GREENSTONE BELT, GARRISON TOWNSHIP, ONTARIO, CANADA, FOR VALGOLD RESOURCES LIMITED

Author:

Peter T. George, P. Geo. **Consulting Geologist**

This report has been prepared by A. C. A. Howe International Limited with all skill, care and due diligence, within the terms of the contract with the Client.

365 Bay Street, Suite 561, Toronto, Ontario, M5H 2V1
T: (416) 368-7041 F: (416) 369-2579 E: howe@acahowe.ca

TABLE OF CONTENTS

FIGURES

TABLES

APPENDICES

SUMMARY

This technical report ("the Report") has been prepared by A. C. A. Howe International Limited ("Howe") at the request of Mr. Stephen Wilkinson, President, Valgold Resources Ltd. ("the Company"). The report was authored by Mr. Peter George, B.Sc., P.Geo. Mr. George ("the Author") has over 40 years experience in the mining industry including extensive experience in the gold exploration and mining sector in Canada.

The purpose of the Report is to complete a resource estimate and to prepare a preliminary assessment for the Company's Garrison Township Gold Property ("the Property"), formerly know as the Jonpol Property. The Property is comprised of 35 patented mining claims that cover an area of approximately 374.5 hectares and covers approximately 2.5 kilometres along the east-trending Porcupine-Destor regional fault system which is spatially related to major gold deposits of the Timmins, Ontario to Normetal, Quebec area.

The format and content of the report are intended to conform to Form 43-101F1 of National Instrument 43-101 ("NI 43-101") of the Canadian Securities Administrators.

The Property is located in the Timmins-Kirkland Lake area of northeastern Ontario along the Highway 101 corridor east of the town of Matheson. The centre of the Property is located at UTM co-ordinates 578 115E, 5374 030N (Zone 17, NAD 83 Datum).

Resource estimates have been made for four, laterally contiguous mineralized zones (the JD, JP, RP and East Zones) along the Munro Fault, which is a splay from the regional Porcupine-Destor Fault. The mineralization occurs in highly deformed and altered mafic and ultramafic volcanic rocks of the Kidd-Munro Assemblage and is comprised of disseminated sulphides in silica flooded zones within the altered zone. Historic metallurgical work has indicated that the mineralization may be refractory. The Author is of the opinion that the refractory nature of the mineralization will not be an economic factor at current gold prices; however, it was a serious concern for prior explorers when gold was in the US$200 to 300 range.

The results of the resource estimate are summarized in the following table:

Zone		**Indicated Resource**			**Inferred Resource**	
	Tonnes	**Gold g/t**	**Ounces**	**Tonnes**	**Gold g/t**	**Ounces**
JP Zone	236,100	7.69	58,380	812,400	4.66	121,750
JD Zone				168,000	7.37	39,830
RP Zone	12,100	10.91	4,260	124,300	5.05	20,170
East Zone	4,900	3.58	560	451,100	4.47	64,790
TOTALS	**253,100**	**7.77**	**63,200**	**1,555,800**	**4.93**	**246,540**

The resources are NI-43-101 compliant and are in-situ, undiluted and uncapped (uncut).

With reference to the Longitudinal Section (See Appendix 4) it is apparent that other than in the upper parts of the JP Zone, the drilling is wide-spaced and there is significant potential for additional resources by in-fill drilling along the trend.

The resource estimates were done using industry standard, polygonal estimates on vertical longitudinal section methodology, supported by interpretation of 30.48-metre (100-feet) cross

sections and 50-metre level plans. Indicated mineral resources were based upon a maximum 15-metre radius of influence around drill intersection composites and inferred mineral resources were based upon a maximum radius of influence of 25 metres. A rock specific gravity of 2.8 was used to determine tonnages. The mineralization is steeply dipping and for the purpose of calculation of horizontal widths was assumed to be vertical.

The resource estimates are based upon 196 composited assay intersections. Drill intersection composites were estimated using a digital database of all assays for the projects. The assays were initially sorted by grade and colour-coded for the ranges 0.5 to 1 grams, 1 to 4 grams, 4 to 8 grams, 8 to 16 grams, and greater than 16 grams. Subsequently the colour-coded assays were resorted by Hole Number and from-to data. The resulting database is easily scanned for contiguous zones of mineralization that can then be composited and posted on cross-sections and level plans for interpretation and correlation.

The quality control and quality assurance protocols of the Company are industry standard. Historic exploration on the Property was under the supervision of experienced local geologists and while there is no available quality control, quality assurance data for the historic work the Author is of the opinion that the data is of sufficient quality to be used in a current NI-43-101 compliant resource estimate. This opinion is supported by the fact that over the 3 decades that the Property has been explored by different owners or option holders, there have be many drill hole intersections that have been purposely or inadvertently "twinned" and the assay results are comparable.

During the 1990's a bulk-sampling program on 4 sub-levels in the central part of the JP Zone was completed with a total of 50,640 tonnes being shipped to a custom mill in Quebec, which produce 13,564 ounces of gold for an average recovered grade of 8.3 grams of gold per tonne. Assuming a combined 25% factor for mill recovery and mine dilution, this would equate to approximately 10.4 grams per in-situ tonne. There were approximately 112,400 tonnes of developed, un-mined ore in the bulk-sampled area for a total of approximately 163,000 tonnes. The Author estimated the grade and tonnage within the area mined based on the NI 43-101 compliant polygonal resources estimated from surface exploration drill holes and surface plus underground exploration holes in order to reconcile the production versus grade and tonnage determined by drilling. The results were as follows:

Reconciliation	**Surface Drilling part of NI 43-101 Inferred Resources**	**Surface plus Underground Drilling part of NI 43-101 Indicated Resources**	**Developed Area Part of NI 43-101 Indicated Resources**
Tonnage (diluted recoverable)	73,720	106,220	163,000
Contained Ounces	17,335	24,378	54,508
Estimated millhead grade	7.31	6.83	10.4
Average Horizontal Width (metres)	2.5	3.7	5.4

Clearly, wide spaced surface drilling (inferred resource) understates the tonnage (by approximately 1.5X factor), grade (by approximately a 1.5X factor) and width (by approximately a 2X factor). Closer spaced surface and underground drilling (indicated resource) understates the tonnage (by

approximately 1.5X factor), grade (by approximately a 1.5X factor) and width (by approximately a 1.5X factor).

Resource estimation based solely upon diamond drilling has significantly understated the grade and width the mineralized zone and therefore also understates the contained tonnes and ounces.

These factors must be taken into consideration in the evaluation of future surface and underground exploration drilling and in determinations of the geological potential of the Property.

There are a number of other exploration targets on the Property with the most significant in the Authors opinion being the Garrcon Zone, which is located to the southeast of the JP Zone.

Drilling in the Garrcon Zone has outlined a significant area of widespread, low-grade mineralization, which is non-refractory quartz stringer type. The footprint of the area is approximately 175 metres east-west, 300 metres north-south, and drilling indicates depths in excess of 200 metres. The open pit tonnage potential of the area would be in the 20 to 30 million tonne range and the in-situ grade potential would be in the range 1 to 3 grams for a contained gold potential in the range of 1 to 2 million ounces. In addition to existing surface drilling, there is a significant amount of underground exploration and development information that should be digitized and integrated into a resource model. In the Author's opinion, this should be a high priority for the Company. ***Note, that the Garrcon Zone estimates of geological grade and tonnage potential are conceptual in nature, there has been insufficient exploration to define a mineral resource, and it is uncertain if further exploration will result in the target being delineated as a mineral resource.***

The Author concludes that the Property is a property of merit as defined in NI-43-101 and warrants additional expenditures.

Based on a preliminary economic assessment of the JP Zone and related zones the Author concludes that the Property has economic potential based on current knowledge of gold recoveries and current gold prices.

The Author recommends that the Company plan an underground exploration and development plan and budget for the JP Zone and adjacent JD and RP Zones. The plan should include sufficient lateral development to provide access for drilling to upgrade sufficient inferred and indicated resources to indicated and measured resources that would justify a production decision. In tandem with the underground exploration program, the Company should do additional metallurgical test work to determine the optimum milling process for the refractory ores. In addition, the Company should initiate environmental studies in anticipation of needing to generate an environmental impact statement before permits could be granted for mining.

Further, the Author recommends that the Company commence a study of the Garrcon Zone and once completed to lay out a program and budget to test the potential for a bulk tonnage, open-pit operation.

Total estimated cost of preparing underground exploration and development plans and budgets, initiating environmental permitting, and completing an evaluation of the Garrcon Zone is $300,000.

1.0 INTRODUCTION

1.1 GENERAL

This technical report ("the Report") has been prepared by A. C. A. Howe International Limited ("Howe") at the request of Mr. Stephen Wilkinson, President, Valgold Resources Ltd. ("the Company"). The report was authored by Mr. Peter George, B.Sc., P.Geo. Mr. George ("the Author") has over 40 years experience in the mining industry including extensive experience in the gold exploration and mining sector in Canada.

The Company has accepted that the qualifications, expertise, experience, competence and professional reputation of Mr. George are appropriate and relevant for the preparation of this Report.

1.2 TERMS OF REFERENCE

The purpose of the report is to complete a resource estimate and to prepare a preliminary assessment for the Company's Garrison Township Gold Property ("the Property"), formerly know as the Jonpol Property.

The format and content of the report are intended to conform to Form 43-101F1 of National Instrument 43-101 ("NI 43-101") of the Canadian Securities Administrators.

1.3 SOURCES OF INFORMATION

The Author has been provided access to all technical data available for the project, including but not limited to, digital files on all historical drilling and all recent technical reports on the Property.

The Author has also relied on his personal, in-depth knowledge of the general geological setting and mineral deposits of the Timmins area, which is based upon over 20 years of experience in the area.

1.4 SITE VISIT

The Author visited the site from July 2 to 6, excluding travel time, and completed a thorough review of all recent drilling on the Property, acquired a complete digital database of all historic and current drilling on the Property, and reviewed and made copies of numerous historic reports available for the Property. In addition, the Author reviewed drilling and sampling methodology, quality assurance and quality control procedures, security, etc.

During the site visit and subsequently during the period November 2 to 8 and November 12 to 15 the Author was assisted by Mr. Arden Brooks in cross checking the digital database and preparing a set of level plans and cross sections for the Property. Mr. Brooks was the Company's site geologist during the 2007 drill program and is an experienced gold mine geologist with extensive experience in the Timmins gold camp.

1.5 UNITS OF MEASURE AND CURRENCY

All units of measurement used in this Report are Metric unless otherwise stated. In this Report gold values are reported in grams per metric tonne unless it is clearly stated otherwise. The Canadian dollar is used throughout this Report unless otherwise stated. At the time of writing this report exchange rate for conversion of U.S. dollars to Canadian dollars was US$1: C$0.98.

2.0 RELIANCE ON OTHER EXPERTS

In order to complete a preliminary assessment of the economic potential of the Property, the Author has relied upon a recently completed scoping study level estimate of operating and capital costs to develop and operate a gold mining operation of the type that would be considered applicable to the Property (Buck 2007). Mr. Malcolm Buck, P. Eng., of P. & E Mining Consultants of Brampton, Ontario, completed the scoping study. Mr. Buck is an independent qualified person as defined in NI 43-101.

The Author has relied upon the Ontario Ministry of Northern Development and Mines ("MNDM") for information on mining claim location and mining claim status. The MNDM disclaims any guarantee or warranty that their information is accurate, complete or reliable.

The Author has relied upon the Company, its management and legal counsel for information related to underlying contracts and agreements pertaining to the historic acquisition of the mining claims and their status.

3.0 PROPERTY DESCRIPTION AND LOCATION

3.1 PROPERTY DESCRIPTION

The Property is comprised of 35 patented mining claims (See Table 1) covering an area of approximately 374.5 hectares (925 acres). Land surveyors established claim boundaries at the time the claims were patented. The cost of maintaining tenure of the patented claims is comprised of nominal fees (Provincial Land Tax and Provincial Mining Tax).

The claims that make up the Property are comprised of three, contiguous claim blocks historically know as the Newfield, Garrcon, and Bridges claims.

3.2 PROPERTY LOCATION

The Property is located in the Timmins-Kirkland Lake area of northeastern Ontario along the Highway 101 corridor east of the town of Matheson (See Figure 1). The Property is centred at UTM co-ordinates 578 115E, 5374 030N (Zone 17, NAD 83 Datum).

3.3 PROPERTY, OTHER OBLIGATIONS

The claims are 100% owned by the Company and the Author is unaware of any obligations other than the Cominco Royalty on the Property. The exploration shaft and ramp that were established during the 1980's has been capped and meets current regulatory standards for closure. The portal to the ramp that was established during the 1990's has been blocked with coarse mine waste.

Cominco (now Teck-Cominco) holds a Net Smelter Return royalty (1.5% on ore above the 400-foot level and 2.0% on ore below the 400-foot level) on the Garrcon claims (12 claims, L26120 to 22, L26341 to 46, and L38949 to 51), which cover the East Zone and the Garrcon Zone.

Table 1 – List of Patented Mining Claims

Newfield Claims	Garrcon Claims	Brydges Claims
26432 to 26437 inclusive	26120 to 26122 inclusive	25803 to 25805 inclusive
29734 and 29735	26341 to 26346 inclusive	25937 to 25942 inclusive
39428 and 39429	38949 to 38951 inclusive	
43702 and 43703		
44331 and 44332		

4.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPY

4.1 ACCESSIBILITY

Air access to the area is available via scheduled flights to Timmins. Direct highway access to the area from Toronto is via Highways 400 and 11 north through North Bay to Matheson (approximately 560 km) then east from Matheson along Highway 101. Highway 101 traverses the north side of the Property with numerous bush roads from the highway providing access into the Property.

4.2 CLIMATE AND PHYSIOGRAPHY

There is low topographic relief in the immediate area of the Property. There is a modest amount of outcrop in parts of Garrison Township and on the Garrison Property.

This area of Northern Ontario has average annual precipitation of approximately 89 cm of rain. Winter snow accumulation of up to 3 metres occurs between October and March. Average winter temperature is -18 degrees Celsius with extended periods of -40 to -50 degrees Celsius. Average summer temperature is 18 degrees Celsius.

4.3 LOCAL RESOURCES AND INFRASTRUCTURE

There are numerous operating gold and base metal mines in the Timmins-Kirkland Lake area and the necessary infrastructure for mining and mineral exploration, including skilled labour, is available locally.

Power and water are readily available in the vicinity of the Property. In the event of a production decision on the Property there is the possibility to custom mill ore at a number of operating gold mills in the area.

5.0 PROJECT HISTORY

5.1 PERIOD 1935 TO 2004

Satterly (1949) indicates that initial drilling on the Property occurred in the period 1935-1946 with additional drilling completed during 1983. None of this data has been included in the current exploration database.

Drilling statistics summarized below are based upon the Author's thorough review of the drill hole database upon which the current Report was based.

In 1985 the current Property was acquired by Jonpol Explorations Ltd. ("Jonpol"). During the period 1985 to 1992 Jonpol completed the following work:

Surface drilling	-	80,604 metres of BQ core drilling in 300 holes.
Underground	-	184 metres, inclined shaft 6.7 x 2.7 metres
	-	185 metres 1.5 x 2.1 metre cross cut and drill stations
	-	4,747.2 metres (15,575 feet) of AXT drilling in 42 holes
	-	182.2 metres of Bazooka (AXT) drilling in 22 holes into walls of 150 metre level drift.
	-	147.8 metres, drifting in the JP Main Zone on the 150 metre below surface level (
	-	bulk sampling, 79 rounds
Metallurgical Tests	-	Lakefield Research (November 1990)

In 1996 Jonpol entered into an option agreement with Hillsborough Resources to carry out an advanced exploration program at the JP Main Zone by test mining and custom milling of the drill and drift indicated mineralization.

A 3.7 metre by 4.3 metre ramp was commenced in October 1996 and development and mining on 6 sublevels between 80 and 150 metres below surface was completed by the end of March 1997. A total of 50,477 tonnes grading 8.3 grams gold per tonne were shipped to a custom mill and smelter in Noranda, Quebec. Squairs (2000) reported that 9,063 ounces of gold were recovered (5.6 grams per tonne) for a recovery of 67%.

Mine closure and environmental clean-up procedures were completed and the Hillsborough option was terminated in 1997.

5.2 PERIOD 2005 TO PRESENT

In July 2005, the Company purchased a 100 interest in the 35 claims that currently make up the Property.

During the period November 2005 to July 2007 the Company completed 77 drill holes and wedges totalling 32,034 metres. All holes were NQ core.

The results of all drilling on the Property are discussed in Sections 10 and 16.

6.0 GEOLOGICAL SETTING

6.1 REGIONAL GEOLOGICAL SETTING

Garrison Township, situated in the Abitibi Greenstone Belt ("AGB"), is underlain by Neoarchean supracrustal rocks of the Abitibi Subprovince of the Canadian Shield. Supracrustal rocks are divided into tectonostratigraphic units called assemblages for descriptive purposes. The reader is referred to Jackson and Fyon (1991) for a full discussion of the Archean geology of the Superior Province and to Ayer et al. (2000) for a more recent interpretation of the AGB geology. Gold deposits are structurally controlled and are widely distributed within the AGB, but all of the large

deposits occur within 2 km of the Porcupine-Destor Fault Zone, the Pipestone Fault Zone and the Cadillac-Larder Lake Shear Zone. As of 1990, 70% of all gold production in Canada has come from the AGB. Gold production plus reserves for Abitibi deposits (Ontario and Quebec) calculated in 1991 were estimated at about 678,000,000 tons grading 0.22 ounces gold per ton.

The most recent description of the regional geology of the area is by Berger (2002) in his geological synthesis of the Highway 101 area, east of Matheson. Berger (op cit p.xvii) has summarized the regional geological setting as follows:

"The study area is underlain by Neoarchean supracrustal and intrusive rocks that are subdivided into 5 lithotectonic assemblages. The Kidd-Munro assemblage underlies the north part of the study area and is composed of a tholeitic metavolcanic member and a calc-alkalic metavolcanic member. Ultramafic to mafic layered sills intrude the metavolcanic rocks. The Tisdale assemblage is composed of tholeitic metavolcanic rocks and subordinate amounts of calc-alkalic metavolcanic rocks. The distribution of the assemblage is poorly constrained because of the Porcupine-Destor deformation zone and related splay faults transect the assemblage in several places. The Kinojevis assemblage underlies the south part of the study area and is composed of predominantly mafic tholeitic metavolcanic rocks that are intercalated with thin units of tholeitic rhyolite and calcalkalic metavolcanic rocks. The Porcupine assemblage underlies the northwest part of the study area and is composed of greywacke, argillite, and rare conglomerate that are intruded by small alkalic intrusions. The Timiskaming assemblage is composed of clastic and chemical metasedimentary rocks and rare alkalic metavolcanic rocks that are distributed within and near to the Porcupine-Destor deformation zone. Ultramafic to felsic alkalic intrusive rocks are also correlated with the Timiskaming assemblage and occur as dikes, small single-phase intrusions and large multi-phase intrusions throughout the area. Paleoproterozoic quartz-diabase dikes, Keweenawan-age olivine diabase dikes and Jurassic kimberlite dikes and diatremes intrude the Neoarchean rocks.

The Porcupine-Destor deformation zone is a crustal-scale structure that transects the study area and is characterized by south-side-up vertical movement. The fault zone and related northeast-striking splay faults such as the Ghostmount fault and McKenna fault, are the loci for gold mineralization. Northeast-striking faults with dominant vertical displacement transect the Porcupine-Destor deformation zone. Two of these faults, the Hislop fault and Garrison fault, are major structural features that act as the boundaries to different metallogenic segments. Gold mineralization occurs in different structural settings, different styles, and different types of alteration patterns in each segment.

Gold is extracted from the Holt-McDermott and Holloway mines in Holloway Township. Several past-producing gold mines are located in Hislop and Garrison townships. Many gold prospects and occurrences are located throughout the study area and there is excellent potential for future discoveries. There is potential for platinum group elements mineralization in the ultramafic to mafic layered, intrusions and the ultramafic phases of the alkalic intrusions. Diamonds occur in some of the kimberlite intrusions."

TABLE 2
REGIONAL TABLE OF FORMATIONS (Berger 2002)

PHANEROZOIC
CENOZOIC
QUATERNARY
HOLOCENE
Lake. Stream and wetland deposits
PLEISTOCENE
Glacial, glaciofluvial and glaciolacustrine deposits, sand, gravel, and clay.
UNCONFORMITY
MESOZOIC
JURASSIC
Kimberlite dikes and diatremes
INTRUSIVE CONTACT
PRECAMBRIAN
PROTEROZOIC
Mafic intrusive rocks, Diabase dikes
INTRUSIVE CONTACT
ARCHEAN
NEOARCHEAN
Metamorphosed Alkalic Felsic and Intermediate Intrusive Rocks
Syenite, monzonite, quartz monzonite, granite, feldspar and quartz feldspar porphyry, intrusion breccia, pegmatitic syenite, schist, mylonite, albitite
INTRUSIVE CONTACT
Metamorphosed Alkalic Ultramafic and Mafic Intrusive Rocks
Hornblendite, pyroxenite, metasyenite, pegmatitic melasyenite, lamprophyre, gabbro and/or diorite
INTRUSIVE CONTACT
Metamorphosed Tholeitic Ultramafic and Mafic Intrusive Rocks
Peridotite, pyroxenite, gabbro, gabbronorite, schist, diorite, pegmatitic gabbro
INTRUSIVE CONTACT
Mafic and Intermediate Alkalic Metavolcanic Rocks
Massive and porphyritic amphibole-biotite-bearing flows, flow breccias
Clastic and Chemical Metasedimentary Rocks: **Timiskaming Assemblage**
Greywacke, sandstone, arkose, siltstone, argillite, polymictic conglomerate, schist, chert, laminated magnetite-hematite iron formation.
UNCONFORMITY
Clastic and Chemical Metasedimentary Rocks: Turbidites: **Porcupine Assemblage**
Greywacke, siltstone, argillite, graphitic and pyretic mudstone, conglomerate, schist, chert
Felsic Metavolcanic Rocks: **Kidd-Munro Assemblage and Kamiskotia Assemblage**
Flows, tuffs, lapilli tuff, tuff breccia, schist
Mafic to Intermediate Metavolcanic Rocks: **Kidd-Munro, Tisdale and Kinojevis Assemblages**
Massive, flow-laminated and pillowed flows with flow top and pillow breccia, as well as amygdaloidal and variolitic varieties; tuff, lapilli tuff, schist, breccia, and feldspar porphyry
Mafic Metavolcanic Rocks: **Kidd-Munro, Tisdale and Kinojevis Assemblages**
Massive and pillowed flows with pillow and flow top breccia, as well as variolitic and amygdaloidal varieties; tuff and lapilli tuff, schist, leucoxene-bearing units, graphite breccia, dikes, hornfelsic greenstone
Ultramafic, Komatiitic, and Mafic Metavolcanic Rocks: **Kidd-Munro, Lower Tisdale and Stoughton-Roquemaure Assemblages**
Massive, spinifex and polysuture textured flows, schist and basaltic komatiite

6.2 LOCAL GEOLOGICAL SETTING

Satterly (1949) mapped Garrison Township for the Ontario Department of Mines and his mapping provides the best geological work relating to the geology of the Property. Berger 2002 made minor amendments to the geology and brought the nomenclature for the various volcanic-sedimentary units up-to-date in terms of the current understanding of the stratigraphy of the Abitibi Greenstone Belt.

Figure 2 presents a summary of the geology in the immediate area of the Property. The map also shows the location of access roads into the Jonpol and Garrcon shaft areas, the Jonpol and Garrcon shafts, the Jonpol adit and ramp, the claim boundaries and claim numbers, outcrops, major streams, and Highway 101.

The Kidd-Munro Assemblage is comprised of massive to pillowed, mafic (high magnesium and iron tholeites) and ultramafic (komatiite) volcanic rocks. The volcanic flows strike in a general east-west direction and dip steeply to the south, however, outcrop is limited and there is probably significant local folding, particularly in the vicinity of the major fault zones that cross the property. No surface exposures of ultramafic (komatiite) volcanics have been identified, however, in drill core there are abundant occurrences of talc schists, talc-carbonate schists, and carbonate-mariposite schists that are indicative of the presence of ultramafic or high magnesium tholeites in the volcanic sequence. It is a clear possibility that the Munro and Porcupine-Destor faults are focussed within the ultramafic rock units because of their high ductility compared to the more brittle mafic volcanic, felsic volcanic and sedimentary assemblages.

The Timiskaming Assemblage is comprised dominantly of clastic sedimentary rocks (arkosic sandstone and conglomerate). The Timiskaming Assemblage is younger than the Kidd-Munro Assemblage and in the absence of faults; the contact between the assemblages is an angular unconformity. On the Property the Timiskaming Assemblage is fault bounded, on the north side by the Munro fault and on the south side by the Porcupine-Destor fault. The sedimentary beds strike in a general east-west direction and dip steeply to the south. In general along the Munro fault zone the bedding tops are facing to the north, whereas to the south along the Porcupine-Destor fault zone the bedding tops are facing to the south.

Immediately to the south of the Property is a large, metamorphosed, alkalic intrusive stock with a plan view diameter of 4 to 4.5 kilometres. The intrusive varies in composition from granite to monzonite.

Mineralization on the Property is described in Section 8.

7.0 DEPOSIT TYPES

7.1 EXPLORATION TARGETS

The primary exploration target, the JD, JP, RP and East Zones, (See Figure 2) on the Property is a zone of gold mineralization hosted in structurally controlled alteration zones within mafic to ultramafic (tholeitic to komatiitic) rocks along the north contact of the Munro Fault which crosses the central part of the Property. The significant gold mineralization occurs in a variety of settings, however, there is generally pervasive carbonate alteration with late stage silicification,

sulphidization (pyrite and arsenopyrite) and sericitization, giving the altered rock a pale buff to pale purple-grey hue. This style of mineralization is refractory in nature (see Section 15).

A secondary target on the Property occurs within the Timiskaming Assemblage adjacent to the Porcupine-Destor fault (Garrcon Zone) and is described as a zone of brecciated, silicified, sandstone with disseminated sulphides (pyrite and arsenopyrite) and irregular quartz veinlets. The mineralization is not thought to be refractory, but requires metallurgical test work to confirm whether or not it is free milling.

For both target types it is very difficult to achieve representative sampling of the vein structure by drilling. The small quantities of gold per tonne (5 to 10 grams per tonne which, is equivalent to 5 to 10 parts per million) required to make an economic gold deposit, coupled with the fact that the gold in this type of mineralization is seldom uniformly distributed throughout the vein structure and is most commonly either in small clusters of fine grained gold or in relatively large pieces of coarse free gold, makes for an extremely difficult sampling problem (See Sections 16.2 and 16.5).

7.2 DEPOSIT MODELS

Roberts (1998) has provided an updated statement of the geological characteristics of Archean gold deposits (update of Roberts 1996).

Roberts has concluded that a close examination of the geological characteristics of Archean world-class gold deposits reveals a significant diversity in the nature and chemistry of the ore, hydrothermal alteration, and lithological or structural associations. Several geological styles of deposits can be distinguished:

- Quartz-carbonate veins in shear zones, faults and folds, and related extensional structures;
- Zones of stockwork veinlets and disseminated sulphides associated with small porphyry intrusions;
- Sulphide-rich veins and vein arrays;
- Gold-rich volcanogenic massive sulphide ("VMS") lenses in felsic volcanic rocks; and
- Rare carbonate-rich veins and siliceous replacements.

Geological relationships suggest that the porphyry-style, gold-rich VMS and possibly epithermal-style deposits have formed during the stages of construction (volcanic-plutonic activity) of the greenstone belts at depths of less than 5 kilometres, whereas orogenic deposits have formed during deformation at depths in excess of 5 kilometres.

These different styles of gold deposits commonly occur within the same districts or along the same fault zones, indicating that gold deposits within a given district formed at different crustal levels, at different times, and by different processes, and have been juxtaposed by successive episodes of burial, uplift, and deformation that have been focussed in certain areas.

With specific reference to the southern Abitibi Greenstone Belt, where the Property is located, Roberts notes that development begins with the accumulation of volcanic rocks in one or more cycles and the emplacement of coeval igneous intrusions. This represents the main phase of construction of volcanic plutonic edifices, which is partly accompanied by, but mostly followed by,

turbidite (greywacke, shale and siltstone) sedimentation. This main phase of construction was followed by a first episode of deformation (D1) tilting, folding and overthrusting of supracrustal units, accompanied by diorite-tonalite intrusions. Subsequent uplift and erosion led to the deposition of alluvial-fluvial Timiskaming-type sedimentary rocks above an angular unconformity. This Timiskaming-stage can be regarded as a renewed stage of volcano-plutonic construction as it was accompanied by the emplacement of high-level intrusives and volcanic rocks of alkalic composition. The Timiskaming stage was followed by the main period of deformation of the volcanic-plutonic edifices, beginning with regional D2 shortening across the belt and evolving into D3 transcurrent deformation.

Quartz-carbonate vein deposits consist of networks of quartz-carbonate veins in moderately to steeply dipping brittle-ductile shear zones and related extensional veins and vein arrays and breccia veins in relatively competent lithologic units. The deposits are spatially associated with major shear zones but have a tendency to be hosted by second and third order structures and splays. In the larger deposits, the vein networks have a surface footprint exceeding 1 kilometre of strike length and generally extend vertically to depths of 1 kilometre or more (McIntyre deepest levels were at approximately 2.5 kilometres below surface.

Robert (op cit) further noted that there is a strong association of world-class deposits with districts that contain a large proportion of mafic and ultramafic volcanic rocks.

As an aside the Author would point out that the mafic and ultramafic volcanic rocks of the lower part of the Kidd-Monroe assemblage, and its stratigraphic equivalents elsewhere in the Abitibi Greenstone Belt, are clearly spatially associated with all of the major gold deposits in the area.

An important implication of Robert's findings is that successful gold exploration in these belts must be based on multiple models and multiple sets of exploration criteria.

In the Timmins gold camp, all of the above-mentioned styles of mineralization can be found, and multiple styles can be found within a single mine, for example the Dome and Hollinger-McIntyre mines.

In quartz-carbonate vein deposits gold mineralization occurs in both the veins and in adjacent altered wall rocks, with the bulk of the gold found in the veins. The mineralized veins consist of quartz and carbonate minerals, with subordinate amounts of pyrite, arsenopyrite, pyrrhotite, native gold, base metal sulphides, tourmaline, scheelite, talc, sericite and chlorite. Alteration envelopes, a few metres to tens of metres thick surround the veins, and may consist of reduced carbon, carbonatization, potassium metasomatism, sodium metasomatism, sulphidization and silicification (Card et al, 1988).

Carbonatization is the most common and most extensive type of alteration. This type of alteration involves the progressive replacement of Ca, Fe and Mg silicate minerals by carbonate species through the addition of carbon dioxide and is inwardly zoned from calcite to ankerite and dolomite. Potassium metasomatism is found in close proximity to the veins as sericitization of chlorite and plagioclase, the development of K-feldspar and biotite and the presence of fuchsite in ultramafic rocks. Sulphidation is restricted to the immediate wall rocks of the veins. Pyrite is the dominant sulphide with lesser amounts of pyrrhotite and arsenopyrite, but the volume of total sulphide minerals is generally less than 10%. Sodium metasomatism results in the formation of albite and

paragonite. Silicification results in quartz flooding of the host rocks and an abundance of quartz veinlets and stockworks.

At the district and property scale, exploration for quartz-carbonate lode gold deposits focuses on broad transpressional shear zones located along lithologic boundaries. The gold mineralization tends to occur within structures measuring hundreds to thousands of metres long that are subsidiary to major fault zones. At a more local scale mapping of alteration mineral assemblages can delineate favourable portions of shear zones. Even though the sulphide content of the quartz veins and the associated wall rock alteration is low, induced polarization and resisitivity geophysical methods result in a recognizable chargeability response, while the increased quartz content is recognized as an increase in resistivity. Carbonitization causes destruction of magnetic minerals in mafic rocks, creating a negative magnetic feature coincident with alteration surrounding the lode deposits. In glaciated areas, geochemical surveys using heavy mineral concentrates derived from sampling till can be used to define areas of potential lode gold mineralization. In addition, Mobile Metal Ion-type soil geochemical surveys have proven to be applicable in overburden covered areas.

8.0 MINERALIZATION

8.1 MINERALIZED ZONES

The primary exploration target (the JD, JP, RP and East Zones) on the Property is a zone of gold mineralization hosted in structurally controlled alteration zones within mafic to ultramafic (tholeitic to komatiitic) rocks along the north contact of the Munro Fault which crosses the central part of the Property. The significant gold mineralization occurs in a variety of settings, however, there is generally pervasive carbonate alteration with late stage silicification, sulphidization (pyrite and arsenopyrite) and sericitization, giving the altered rock a pale buff to pale purple-grey hue. This style of mineralization is refractory in nature (see Section 15).

A secondary target on the Property occurs within the Timiskaming Assemblage adjacent to the Porcupine-Destor fault (Garrcon Zone) and is described as a zone of brecciated, silicified, sandstone with disseminated sulphides (pyrite and arsenopyrite) and irregular quartz veinlets. The mineralization is not thought to be refractory, but requires metallurgical test work to confirm whether or not it is free milling.

8.2 HOST ROCKS, STRUCTURES AND ALTERATION

The host rocks, structures and alteration are described in Section 6.2.

8.3 LENGTH, WIDTH, DEPTH AND CONTINUITY OF MINERALIZATION

The dimensions of the mineralization is fully discussed in Section 16.

8.4 SIGNIFICANT ASSAY RESULTS

Significant assay results (composites) are presented in Appendix 3.

9.0 EXPLORATION

The history of exploration on the Property has been summarized in Section 5.

The mining claims that make up the Property have been patented and as a result very little of the exploration work that has been carried out on the Property has been filed with the government and hence the data is not in the government assessment work files.

The most important data relating to the Property is the exploration work completed by Jonpol and by the Company. This work has all been described in other sections of this Report.

10.0 DRILLING

10.1 HISTORICAL DRILLING ON THE PROJECT

The following surface and underground drilling was completed by Jonpol (and related companies) during the period 1985 to 1995

Surface drilling	-	80,604 metres of BQ core drilling in 300 holes.
Underground	-	4,747.2 metres (15,575 feet) of AXT drilling in 42 holes
	-	182.2 metres of Bazooka (AXT) drilling in 22 holes

10.2 CURRENT DRILLING ON THE PROJECT BY THE COMPANY

During the period November 2005 to July 2007 the Company completed 77 surface drill holes and wedges totalling 32,034 metres. All holes were NQ core. A total of 17,817 metres of core was assayed.

The results of all drilling on the Property are discussed in Section 16.

11.0 SAMPLING METHOD AND APPROACH

Historical (1985-1995) work on the Property was not reported on in the manner currently required under NI 43-101, however, the Author has worked in the Timmins area since the late 1960's and is familiar with the personnel and operations of that era. R. J. Bradshaw, P. Eng., a Timmins-based consulting geologist, supervised a considerable amount of the drilling on the Property. The Author knows and respects Mr. Bradshaw's capabilities.

The Author is of the opinion that the geologists of the era 1985-1995 followed procedures related to the logging and sampling of drill core that would meet current NI 43-101 standards, however, written descriptions of the procedures rarely made it into technical reports.

The Author, based on a detailed review of the drilling and assay database of the Company's drilling and the historic drilling, concludes that the sampling methods, core logging and assaying for the Property have met or were basically equivalent to standards currently required under NI 43-101.

There are numerous holes that have been effectively twinned over the years and the results have confirmed earlier drill results.

The remainder of this section review the methods used by the Company.

11.1 SAMPLING METHODS

Diamond drill core is placed in labelled wooden trays and localized by depth blocks inserted by the drill contractors personnel prior to removal of the core from the drill site. The drillers deliver the core boxes to the on-site facility at the end of each shift.

The core logging facility is located on the Property near the Garrcon Shaft (see Figure 2) and is located at the end of a gated road off of Highway 101. The facility has an office and core logging building with secure storage for core prior to logging. There is an adjacent, secure building used for sawing core and packing samples for shipment to the assay laboratory in Kirkland Lake.

Upon arrival at the core logging facility the core boxes are sequentially placed in a core rack. Spatial information related to each box of core is checked for accuracy and consistency at this point. Remedial actions are undertaken, if necessary, to correct deficiencies in the spatial information prior to entry into a database.

An experienced contract geologist logged the core and observations were entered into a drill log database prior to selecting samples for analyses. Selected portions of the core were marked and measured for sampling and are identified with one part of a three part assay tag, placed at the end of the sample interval. Samples were produced by sawing the core perpendicular to the foliation, with one half of the core returned to the core box and the other half placed in a clean plastic bag along with part two of the three part assay tag. Information on the third part of the assay tag is entered into the database and the drill log, at which time accuracy and consistency are again reviewed and remedied, if necessary.

Sealed sample bags were transported to the analytical laboratory in a timely fashion by Company personnel and transferred to the laboratories chain of custody procedures and protocols.

No aspect of the sample preparation was conducted by an officer, director or associate of the issuer.

11.2 SAMPLING OR RECOVERY FACTORS

Core recovery is generally good in the Project area and the Author is confident that there are no sampling or recovery factors that would negatively impact the sampling procedures.

11.3 SAMPLE QUALITY, REPRESENTATIVENESS, AND SAMPLE BIAS

The sampling methods are to industry standards for mineralization of this type. The Author is of the opinion that the sampling methods meet NI 43-101 standards.

12.0 SAMPLE PREPARATION, ANALYSES AND SECURITY

All of the sample preparation and analyses were conducted by Swastika Laboratories Limited, Swastika, Ontario, P0K 1T0. Swastika Laboratories Limited participates in the Proficiency Testing Program for Mineral Analysis Laboratories, a testing program conducted bi-annually by the Standards Council of Canada. Swastika is the holder of a Certificate of Laboratory Proficiency.

Samples without visible native gold were subjected to normal analytical procedures. Sample preparation procedures involve jaw crushing to -1/2 inch, with further size reduction to -10mesh by a roller mill. A 350 gm sample is riffled from the -10 mesh sample and pulverised to >90% -200

mesh. The gold concentration is determined in a homogenized 30 gm sample using a fire assay collector and atomic absorption techniques.

Swastika voluntarily re-assays every 10th pulp (on average) as a check on laboratory precision, and at their discretion frequently assays a second pulp.

Samples with visible gold were subjected to metallic sieve analyses. The total submitted sample was screened through a -100 mesh sieve. The +100 mesh portion (including the sieve cloth) is fire assayed in its entirety to determine the coarse gold content. The -100 mesh portion is fire assayed in duplicate to determine the non-coarse gold content. A weighted average is then calculated to determine the overall gold content of the entire submitted sample.

The Company also completed third party laboratory check samples, which confirmed the validity of the Swastika Laboratory results.

The Author is of the opinion that all potential gold mineralized zones in drill core have been sampled. Security of the samples both at the core logging facility and the analytical laboratory appear to be adequate to ensure the integrity of the samples. The use of the metallic sieve method of assaying samples containing coarse visible gold provides a more accurate measure of the gold concentration in the core samples. The bias introduced into the sampling technique by submitting the half core with the largest amount of visible gold is noted but not quantified. In general terms this sampling technique would accentuate the "nugget effect".

No aspect of the sample preparation was conducted by an employee, officer, director or associate of the issuer.

The Author is of the opinion that the sample preparation, security and analytical procedures meet or exceed the requirements of NI 43-101.

13.0 DATA VERIFICATION

The author did not undertake any check sampling and assaying. The Author reviewed in detail the assay data and cross-checked against drill logs and assay sheets and no material errors or omissions were noted. All assaying was by a reputable assay laboratory with a long history of quality work.

Swastika Laboratory was the principal assay laboratory during the Company's drill program in 1997 and as a standard practice re-assayed approximately every 10th sample as well as frequently carrying out a re-assay of a second pulp as an internal check on their own analyses.

In addition the Company systematically inserted blanks and standards into the sample stream submitted to Swastika Laboratory.

During the period of the completed drill program in 2005 to 2007 the Company submitted a total of 15,661 core samples for assay. The Company submitted 1,644 blanks and standards representing approximately 1 blank or standard per 10 core samples. Swastika Laboratory completed 1,334 second assays on the original pulp and 306 assays on a second pulp from the original coarse crushed sample as a cross check of their accuracy and reproducibility.

The Author tabulated all of the blank and standard analyses and found no material deviations that would indicate any problems within the Swastika Laboratory accuracy and reproduction.

The Author prepared X-Y scatter plots comparing the original assays (Y) to the Swastika Laboratory check assays and found no material deviations that would indicate issues with the assay results. The only case of significant deviation between original assays and check assays was in a few high-grade assays. This does not reflect negatively on Swastika Laboratory, as it is a common problem with all gold assaying when there is coarse free gold in a sample.

The Author compiled all of the drill hole information into a digital database for use in Geosoft Target software in order to prepare current drill sections, level plans, and longitudinal sections for the evaluation of the mineral resource potential of the Project. During the data compilation the Author found no material errors or omissions in the numerous sources of information compiled into the current digital database.

The Author is of the opinion that the assay database for the Project is of sufficient quality to provide the basis for the conclusions and recommendations reached in this Report.

14.0 ADJACENT PROPERTIES

No reference is made to Adjacent Properties in this Report.

15.0 MINERAL PROCESSING AND METALLURGICAL TESTING

The most recent testing completed on mineralization from the Property was by Lakefield Research (1990). Two samples, described as "1990 Compo" and "W-12 High As" were provided to Lakefield Research by Kilborn Engineering (on behalf of Jonpol Explorations). The samples were taken from the initial underground program completed on the property in March 1990, which included 607 feet (185 metres) of drifting on the 476-foot Level (150-metre Level). The samples were considered to be representative of the Jonpol "Main Zone".

"Head Analyses" for the two samples were summarized as follows:

			"1990 Compo"		**"W-12 High As"**	
			Direct Assay	**Calc. Assay**	**Direct Assay**	**Calc. Assay**
Gold	Au	g/t	10.5	10.9	9.5	18.5
Silver	Ag	g/t	<2.0		<2.0	
Sulphur	S	%	2.39	2.28	2.93	2.81
Iron	Fe	%	7.38		8.51	
Arsenic	As	%	0.39	0.38	1.13	1.13
Specific Gravity			2.94		2.92	

The objective of the program was to investigate the recovery of gold and to provide an indication of the grinding properties of the mineralization.

Standard cyanidation test work was conducted on the "1990 Comp" sample, including the effect of grinding, and it was determined that gold recovery was in the 49.3 to 53.6% range. It was concluded that standard cyanidation was not appropriate due to the refractory nature of the mineralization.

Flotation test work was conducted on the "1990 Comp" sample, and it was determined that approximately 95% of the gold was recoverable to a "rougher" concentrate and that "cleaner" concentrates, grading over 200 grams gold per tonne could be achieved with greater than 70% overall gold recovery.

The test work indicates that the Main Zone mineralization is amenable to processing by standard flotation technology and can produce a high-grade gold concentrate suitable for shipment to smelters.

Preliminary grinding tests indicate a Ball Mill Work Index (metric) of 18.4.

Subsequent metallurgical test work (Squair 2000, p.6) indicated that pressure oxidation/cyanide leach tests of the concentrate showed potential for 99% recovery of the contained gold.

Additional, definitive, metallurgical test work will be required prior to initiation of a feasibility study for the project.

The Author is of the opinion that the refractory nature of the mineralization will not be a serious economic factor.

16.0 MINERAL RESOURCE ESTIMATES

16.1 INTRODUCTION

The primary objective of this report is to provide an initial resource estimate for portions of the property where the Author is of the opinion that there is sufficient evidence of continuity of vein structure coupled with assay values that would be considered economic on the basis of the preliminary assessment contained in Section 18.

16.2 BACKGROUND CONSIDERATIONS RE ESTIMATION OF RESOURCES AND RESOURCE POTENTIAL

Geological and management personnel of the Archean gold mines of the gold districts of Ontario (Timmins, Kirkland Lake, Red Lake, etc., have intuitively understood for over a century, the issues of assessing the gold content of gold bearing structures using diamond drilling. The standard operating procedure for decades has been "drill for structure" and "drift for grade". This was basically the standard operating procedure for all of the Archean gold mines that have been historically opened in Canada. Most were discovered on the basis of significant surface showings and were initially explored by shallow shafts and drifting on the vein. As districts became well established in the post World War 2 era, drilling of small surface showings along trends within and along strike from established districts became a favoured exploration methodology.

Exploring for new Archean gold mines in overburden or water-covered areas must rely completely on drilling to define new zones of subcropping gold mineralization. Similarly, in-mine exploration at depth and along strike commonly must rely on drilling of wide-spaced holes to provided indications of lateral or vertical extensions of known ore bodies.

Rogers (1982), in his analysis of drilling as an aid in ore definition at the Dome Mine in Timmins, clearly substantiated the sampling problem. Drawing on more than 72 years of mining history at the

Dome and an analysis of 20,000 drill holes totalling over 1,215,000 metres (756 miles), Rogers states that:

> "Diamond drilling plays an important role in the evaluation of the stratigraphic and structural features which control ore deposition. The main function of diamond drilling is to locate favourable areas of mineralization. Needless to say, a great many significant intersections, carrying a wide range of gold values, have resulted, however, the term "significant" takes on new meaning in light of the experience of diamond drilling in a number of ore-type situations at the Dome Mine. Drilling through individual ore veins such as the Fuchsite Vein, or the Quartz-Tourmaline Vein, often intersect the vein structure; however, assays from the veins frequently fail to yield any ore grades. Similarly, drill cores through stringer-type occurrences, when assayed, fail to indicate the true size or grade of the ore body finally mined." Rogers further noted that "those who explore for gold and those who have the slightly less fickle task of actually mining gold have shared a common dilemma. That dilemma lies in the failure to relate the results of diamond drilling to a positive ore situation, or ultimately to reconcile the "diamond drill indicated ore" to actual ore reserve tonnages."
>
> Rogers concluded that, "the role of diamond drilling is paramount to success or failure in the "making of a mine". Once a discovery is made, some appreciation of the size of the deposit must be understood before the economic viability of further development can be ascertained. To that end diamond drilling is asked to play its conventional role. However, at the Dome Mine, in the exploration and development of gold-bearing deposits, diamond drilling results are often misleading when consideration is given only to the economic value of the drill core assays themselves."

From his review of the Dome drilling Rogers further noted that 40 to 60% of holes completed through multi-vein gold structures and 50 to 80% of holes completed through single vein structures areas failed to return any gold values in excess of 1.7 grams per tonne in areas that were ultimately mined. The majority of this drilling was short, close-space holes, drilled from levels and sublevels to evaluate ore blocks that were planned to be stoped.

At the time of Rogers (1982) analysis, the Dome Mine had produced 42.7 million tons of ore and 11.1 million ounces of gold (Atkinson 1985), which is equivalent to 38.3 million tonnes of in-situ resource grading 10.3 grams gold per tonne (based on 10% mining dilution, 90% mine recovery, and 95% mill recovery).

Also, if one reviews the annual production and reserve information for the Dome Mine over its long history, rarely did the proven reserve base ever exceed 3 years of future production until the 1990's when the bulk mining open pit was developed.

Clearly, based on the above analysis, in the evaluation of the geological potential of a predevelopment-stage gold property such as the Property that is the focus of this Report, emphasis must be placed upon the tonnage potential of the vein structures, and a review of the overall hit and miss ratio of the gold intersections obtained during the exploration stage drill program.

None of the great gold mines of the Timmins camp would ever have achieved production if a requirement of financing of the initial development had been to demonstrate 7 to 8 years of proven plus probable mineral reserves as defined in NI 43-101.

In the past 4 years, as a result of corporate needs, there have been NI 43-101 reports prepared (a) for the Dome, Hoyle Pond, and Pamour mines in the Timmins camp, Ontario (Rocque et al 2006, Couture 2003), (b) for the Campbell and Red Lake Mines in the Red Lake camp, Ontario (Crick et al, 2006), and (c) the Musselwhite Mine in the Pickle Crow area, Ontario (Mah 2006). The aforementioned reports provide significant information relating to grade estimation issues in typical Archean vein-type gold deposits in Ontario. The information is very relevant to the issues relating to sampling this type of gold deposits by drilling.

All of these operations have sampling issues relating to reconciliation of grades indicated by all manner of sampling (drill core, chip samples, muck samples from ore cars and trucks, and belt samples from various points in the mill). Most of these operations treat each vein-type or stoping area as individual projects and use sophisticated geostatistical software to determine assay indicated grades, capping grades, etc in order to reconcile resource and reserve estimates with mill production.

Over the past several decades, geostatisticians (Pitard, 1993a,b, 1998, 2002, Ingamells and Pitard, 1986) have published extensively on gold sampling theory and all recognize that the primary and most problematic issue is "Nugget Effect".

Typically, in Archean vein-type gold deposits, gold is very rarely uniformly distributed throughout the vein structure but rather, occurs as clusters of small particles or single masses of spectacular "nuggety" gold. This random, unpredictable distribution of gold influences all sampling of gold mineralization, whether it be (1) exploration drill core, (2) close-spaced underground stope planning drill core, (3) channel sampling of drift faces, development raises and sublevels, (4) sampling of mined ore by underground car or truck sampling or belt sampling after primary crushing in the mill. This problematic sampling issue is what is known as the "Nugget Effect".

These same statisticians also point out that once the sample is acquired and sent to an assay laboratory where it is crushed and then subdivided into a smaller sub-sample for fine grinding from which is ultimately take a smaller sample that is submitted to the assay laboratory (commonly 30 grams of material, know as one-assay-tonne). The whole process, which has been industry standard for decades, has a high risk that the final one-assay-tonne sample will not be representative of the material originally sampled.

When one considers (a) the small number of grams of gold that are required to produce economic grades in a tonne of ore, then considers (b) the small volume of that small amount of gold, compared to the volume of one tonne of ore and (c) further considers the volume of core in a single diamond drill hole passing through that tonne of ore, the issues implicit in sampling with drilling for grade becomes apparent. Table 3 provides a simple summary of the above facts.

Table 3

Volumetric issues regarding sampling vein systems by drilling

Core Size	Core Diam (cm)	Core Vol. (cm^3/m of core)	Grade (Au g/t)	(Au oz/T)	Ore Vol./tonne (cm^3)	Au Vol. (cm^3)@SG 2.8
BQ	3.637	1,870	4	0.117	0.25	357,615
NQ	4.763	3,207	8	0.233	0.50	357,615
HQ	6.350	5,700	16	0.467	1.01	357,615
			32	0.933	2.01	357,615
			64	1.867	4.03	357,615

The ratio of the volume of gold per volume of a tonne of ore is in the range of 1:90,000 to 1:1,430,000 depending on the gold grade.

The ratio of the volume of one drill hole through the volume of one tonne of ore is in the range of 1:60 to 1:190 depending upon the diameter of the drill core.

Close-spaced, production planning, stope definition drilling is generally on 5 to 10 metres spacing, therefore a 2-metre wide shrinkage or cut and fill stope has one drill intersection per 140 to 560 tonnes of ore. As noted by Rogers (1982) over half the holes drilled for stope planning returned less than 1.7 grams per tonne (the Dome mine consistently averaged over 10 grams per tonne of annual underground production for decades). These facts substantiate the issues and problems with sampling gold ore bodies by drilling regardless of whether it is in the exploration of the production phase.

In the Author's opinion it is demonstrably valid to assess the geological potential of an undeveloped gold zone by establishing the volume of vein zone or mineralized structure as a basis for estimating tonnage potential, and, assessing the grade potential based upon the grade of similar deposit types, and where available, the statistics of the assay data for such deposits.

Major financings for underground exploration and development of Archean gold deposits should be based on well-defined geological potential, otherwise, there is a high probability that Ontario will miss out on significant gold production.

In addition to the standard operating procedure "drill for structure" and "drift for grade" that was common to the major Archean gold mining operations in Canada, the other commonly accepted parable was that "gold mines are made, not discovered".

16.3 RESOURCE ESTIMATION METHODOLOGY

Pursuant to NI 43-101 it is the Author's responsibility to select an appropriate methodology for the estimation of mineral resources.

In the Author's opinion the most appropriate methodology is industry-standard, polygonal volumetric estimation methods projected on a vertical longitudinal section, supported by interpretation of mineralized structures on vertical cross sections and level plans at right angles to the longitudinal section.

16.3.1 Preparation of Assay Composites.

The complete assay database was compiled in an Excel Spreadsheet. The data was initially sorted in order of descending assay grades (grams per tonne). The assay data was then colour-coded as follows:

The resource estimates are based upon 196 composited assay intersections. Drill intersections composites were estimated using a digital database of all assays for the projects. The assays were initially sorted by grade and colour-coded for the ranges 0.5 to 1 grams, 1 to 4 grams, 4 to 8 grams, 8 to 16 grams, and greater than 16 grams. Subsequently the colour-coded assays were resorted by Hole Number and from-to data. The resulting database is easily scanned for contiguous zones of mineralization that can then be composited and posted on cross-sections and level plans for interpretation and correlation.

The assay composites are summarized in Appendix 3.

16.3.2 Preparation of Longitudinal Section, Cross Sections and Level Plans

The Author utilized Geosoft Target software.to create the working drawings that were required to complete the resource estimate.

The vertical longitudinal section is oriented along a bearing of 070° (true) parallel to the trend of the mineralized structures and the orientation of historic grid baselines on the Property. Assay composite pierce-points were plotted on the longitudinal section showing grade, horizontal width in metres and the hole number. The data is viewed looking in a northerly direction.

Cross sections oriented at right angles to the longitudinal section (bearing 340° (true)) and level plans at 50-metre intervals were prepared and reviewed to confirm historic interpretation of the mineralized structure orientation and to identify the numerous zones.

16.3.3 Preparation of Polygonal Areas of Influence on Long Section.

The Author is of the opinion that the following areas of influence are appropriate for resource estimation on the Property:

> Indicated Resources – maximum 15 metres around the pierce-point or half way to adjacent pierce-points. Maximum area for an "inferred polygon" is 710 metres.
>
> Inferred Resources – maximum 25 metres around the pierce-point or half way to adjacent pierce-points. Maximum area for an "inferred polygon" is 1,965 metres.

16.3.4 Assume Specific Gravity

The Author has assumed a Specific Gravity of 2.8 for determination of tonnage from volumetric data. Lakefield Research (1990) reported specific gravity in the range 2.92 to 2.94 for samples on two bulk samples that were deemed to be representative of the JP Zone.

16.4 RESOURCE ESTIMATES

Working calculations and drawings for the resource estimate are presented in Appendix 4.

16.4.1 Introduction

Resource estimates have been made for four, laterally contiguous mineralized zones along the Munro Fault, which is a splay from the regional Porcupine-Destor Fault (See Figure 2). The

mineralization occurs in highly deformed and altered mafic and ultramafic volcanic rocks of the Kidd-Munro Assemblage and is comprised of disseminated sulphides in silica flooded zones within the altered zone.

The mineralized structures strike approximately 070° (true) and dip steeply to the south.

16.4.2 Relationship Between Drill Hole Length and True Horizontal Width of Composites

Analysis of vertical drill sections oriented at 340 degrees (true) indicated that the mineralization dips steeply to the south. For the purpose of calculating the true horizontal width of the mineralization at right angles to the plane of the longitudinal section it was assumed that the mineralization dips at 90 degrees (i.e. vertical dips).

The equation for converting drill hole length to horizontal is as follows:

Horizontal width = core length x (cos(zone dip-(90-hole dip at point of intersection)))/sin(zone dip))

16.4.3 Results of the Resource Estimate

The results of the resource estimate are summarized in the following table:

Table 4 – Summary of Resource Estimate

Zone	Indicated Resource			Inferred Resource		
	Tonnes	Gold g/t	Ounces	Tonnes	Gold g/t	Ounces
JP Zone	236,100	7.69	58,380	812,400	4.66	121,750
JD Zone				168,000	7.37	39,830
RP Zone	12,100	10.91	4,260	124,300	5.05	20,170
East Zone	4,900	3.58	560	451,100	4.47	64,790
TOTALS	**253,100**	**7.77**	**63,200**	**1,555,800**	**4.93**	**246,540**

The resources are NI-43-101 compliant and are in-situ, undiluted and uncapped (uncut).

16.5 RECONCILIATION OF 1997 BULK SAMPLE AND RESOURCE ESTIMATE

During the 1997's a bulk sampling program was completed on 4 sub-levels in the central part of the JP Zone with a total of 50,640 tonnes being shipped to a custom mill in Quebec which produce 13,564 ounces of gold for an average recovered grade of 8.3 grams of gold per tonne. Assuming a combined 25% factor for mill recovery and mine dilution, this would equate to approximately 10.4 grams per in-situ tonne.

There is approximately 112,400 tonnes of developed, un-mined ore in the bulk-sampled area for a total of approximately 163,000 tonnes. The Author estimated the grade and tonnage within the area mined based on the NI 43-101 compliant polygonal resources estimated from surface exploration drill holes only and a second case with surface plus underground exploration holes. The results were as follows:

Table 5 – Reconciliation of Bulk Sample and Resource Estimate

Reconciliation	Surface Drilling part of NI 43-101 Inferred Resources	Surface plus Underground Drilling part of NI 43-101 Indicated Resources	Developed Area Part of NI 43-101 Indicated Resources
Tonnage (diluted recoverable)	73,720	106,220	163,000
Contained Ounces	17,335	24,378	54,508
Estimated millhead grade	7.31	6.83	10.4
Average Horizontal Width (metres)	2.5	3.7	5.4

Clearly, wide spaced surface drilling (inferred resource) understates the tonnage (by approximately 1.5X factor), grade (by approximately a 1.5X factor) and width (by approximately a 2X factor). Closer spaced surface and underground drilling (indicated resource) understates the tonnage (by approximately 1.5X factor), grade (by approximately a 1.5X factor) and width (by approximately a 1.5X factor).

Resource estimation based solely upon diamond drilling has significantly understated the grade and width the mineralized zone and therefore also understates the contained tonnes and ounces.

16.6 GEOLOGICAL POTENTIAL OF THE PROPERTY

With reference to the Longitudinal Section (See Appendix 4) it is apparent that other than in the upper parts of the JP Zone, the drilling is wide-spaced and there is significant potential for additional resources by in-fill drilling along the trend.

Based on the reconciliation (Table 5), the Author is of the opinion that the ultimate grades and tonnages in the area covered by the current resource estimate will be higher than indicated by this Report.

These factors must be taken into consideration in the evaluation of future surface and underground exploration drilling and in determinations of the geological potential of the Property.

There are a number of other exploration targets on the Property with the most significant in the Authors opinion being the Garrcon Zone, which is located to the southeast of the JP Zone.

Drilling in the Garrcon Zone has outlined a significant area of widespread, low-grade mineralization, which is non-refractory quartz stringer type. The footprint of the area is approximately 175 metres east-west, 300 metres north-south, and drilling indicates depths in excess of 200 metres. The open pit tonnage potential of the area would be in the 20 to 30 million tonne range and the in-situ grade potential would be in the range 1 to 3 grams for a contained gold potential in the range of 1 to 2 million ounces. In addition to existing surface drilling, there is a significant amount of underground exploration and development information that should be digitized and integrated into a resource model. In the Author's opinion, this should be a high priority for the Company. ***Note, that the Garrcon Zone estimates of geological grade and tonnage potential are conceptual in nature, there has been insufficient exploration to define a mineral resource, and it is uncertain if further exploration will result in the target being delineated as a mineral resource.***

17.0 OTHER RELEVANT INFORMATION

There is no other relevant information known to the Author that if undisclosed would make this Report misleading or would make this Report more understandable.

18.0 PRELIMINARY ECONOMIC ASSESSMENT

18.1 INTRODUCTION

Pursuant to NI 43-101, Section 2.3, an Issuer may report in writing a preliminary assessment that includes inferred resources if the results of the preliminary assessment are a material change or a material fact with regard to the Issuer and the disclosure includes appropriate cautionary statements.

The objective of this preliminary assessment is to determine the potential economic viability of the Property.

The following Preliminary Assessment is preliminary in nature, and includes inferred resources and estimates of geological potential that are considered too speculative geologically to have economic considerations applied to them that would allow them to be categorized as mineral reserves and thus there is no certainty that the preliminary assessment will be realized.

18.2 ASSUMPTIONS

The Author retained P&E Mining Consultants ("P&E") to prepare Scoping Costs for underground exploration and predevelopment of a typical Timmins area gold project (Buck 2007). The estimates cover preproduction estimates for an exploration ramp from surface and development on the ore zone; capital and operating costs for a 1,000 tonne per day mining operation and mill; and custom processing and transportation costs for the scenario where the production from the operation is custom milled.

The P&E report is presented in its entirety in Appendix 6. The P&E report includes a thorough review of all assumptions made relating to the predevelopment underground exploration program and ultimately development of an operating mine and mill.

For purposes of evaluation of a 500 tonne per day mining operation the costs in the P&E report have been adjusted accordingly.

18.2.1 Predevelopment Costs

Predevelopment costs are based upon the P&E report.

18.2.2 Development Costs

Development costs are based upon a 350,000 tonne per year mining and milling operation and are taken from the P&E report. Development costs for a 150,000 tonne per year operation would be lower, however, the Author has retained the P&E development costs for purposes of this preliminary assessment.

18.2.3 Production Forecast

Production is based on a 500 tonne per day milling operation with the mill operating 350 days per year, for a total of 175,000 tonnes per year of mill feed.

For purposes of this preliminary assessment, the average estimated grade of the resource is used for all production years. In reality the grade will vary from stope to stope and annually will vary depending on where mining is occurring within the mineralized zone.

It is assumed that only 90% of the resource will be recovered and that mill recovery will be 95% of contained gold. Mining dilution is estimated at 10%.

18.2.4 Gold Price, Exchange Rate, and Inflation

A base case gold price of US$ 900 per ounce is assumed.

It is assumed that the United States and Canadian dollars are at par.

Inflation is ignored and the cash flow is assumed to be in constant year 2007 Canadian dollars. This is a common assumption in the evaluation of mining assets.

18.2.5 Operating Costs

Operating costs are based upon the P&E report and assume contract mining and custom milling. Mining costs are estimated to be $52 per tonne based upon 30% long hole stoping ($34 per tonne) and 70% shrinkage stoping ($60 per tonne). Indirect costs from the P&E estimates have been reduced by reducing power, indirect materials, and indirect labour by 75% to reflect lower power, material and indirect labour at a 500 tonne per day mining rate. The reduced indirect cost per tonne mined is $26.43 versus $30.73 in the P&E report.

18.2.6 Capital Costs

Capital costs are based upon the P&E report and exclude construction of a mill on site.

No working capital was included in the P&E report. For purposes of this preliminary assessment the Author has assumed that the initial 6 months of operating costs will have to be covered by working capital and basically not be recovered until closure of the operations. At an operating cost of $107 per tonne the working capital costs will be approximately $9,650,000.

No closure costs were included in the P&E report. For purposes of this preliminary assessment the Author has assumed that the salvage value of site equipment will cover the closure costs.

18.2.7 Federal, Provincial, and Municipal Taxes

The preliminary assessment assumes a total tax burden of 35% with no taxes payable until recovery of 100% of preproduction capital pools.

18.2.8 Royalties

Cominco (now Teck-Cominco) holds a Net Smelter Return royalty (1.5% on ore above the 400-foot level and 2.0% on ore below the 400-foot level) on the Garrcon claims (12 claims, L26120 to 22, L26341 to 46, and L38949 to 51), which cover the East Zone. For purposes of the Preliminary Assessment it is assumed that the East Zone resource is mined during the last three years

18.3 ENVIRONMENTAL CONSIDERATIONS

It is beyond the scope of this report to fully examine all environmental considerations, however, any future mining development on the Property, including an underground exploration program, will have to meet all of the current regulatory requirements for mining operations in Ontario.

There are no current environmental liabilities on the Property.

No Closure and Rehabilitation Plan has been developed for the proposed underground exploration program.

18.4 PRELIMINARY ECONOMIC ASSESSMENT

The following Preliminary Assessment is preliminary in nature, and includes inferred resources that are considered too speculative geologically to have economic considerations applied to them that would allow them to be categorized as mineral reserves and thus there is no certainty that the preliminary assessment will be realized.

Table 6 summarizes an 11-year life-of-mine economic analysis based upon the assumptions contained in Section 18.2. Subject to confirmation of measured and indicated resources that can be categorized as proven and probable reserves, the Author concludes that the Property has economic potential.

18.4.1 Payback and Breakeven

At $900 gold price, payback will be achieved in 6 years from start of production or 7 years from start of underground exploration and development program. Operational breakeven gold price is $658 per ounce and breakeven gold price for recovery of capital is $755 per ounce.

18.4.2 Mine Life

A minimum 11-year mine life is projected based on indicated and inferred resources.

18.4.3 Geological Potential for Higher Life-of-Mine Average Grades.

As discussed in Section 16.4 the Author is of the opinion that the life-of-mine average grades and tonnages will be at least 50% higher than that indicate by the current resource estimates

If this potential is realized the economics of the Property would be significantly enhanced. The operational breakeven gold price would be $455 per ounce, and the breakeven gold price for recovery of capital would be $515 per ounce.

Payback of capital would be achieved within 3 years from start of development or 2 years from start of production.

TABLE 6 - PRELIMINARY ECONOMIC ASSESSMENT

PRELIMINARY ASSESSMENT - VALGOLD RESOURCES LTD. - GARRISON GOLD PROJECT - 500 TONNES PER DAY

RESOURCES	Units			2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018
Year-end Indicated Mineral Resources	tonnes			253,116	203,116	178,116	153,116	128,116	103,116	78,116	53,116	28,116	3,116	-
In-situ Grade	g/t			7.77	7.77	7.77	7.77	7.77	7.77	7.77	7.77	7.77	7.77	7.77
Year-end Inferred Mineral Resources	tonnes			1,555,754	1,555,754	1,405,754	1,255,754	1,105,754	955,754	805,754	655,754	505,754	355,754	183,870
In Situ Grade	g/t			4.93	4.93	4.93	4.93	4.93	4.93	4.93	4.93	4.93	4.93	4.93
PRODUCTION														
Preliminary Bulk Sample			50,000		50,000									
In-Situ Grade					8.1									
Annual Production														
Indicated Resource			203,116			25,000	25,000	25,000	25,000	25,000	25,000	25,000	25,000	3,116
In Situ Grade						7.77	7.77	7.77	7.77	7.77	7.77	7.77	7.77	7.77
Inferred Resource			1,371,884			150,000	150,000	150,000	150,000	150,000	150,000	150,000	150,000	171,884
In Situ Grade						4.93	4.93	4.93	4.93	4.93	4.93	4.93	4.93	4.93
Mining Dilution	%			10%	10%	10%	10%	10%	10%	10%	10%	10%	10%	10%
Mill Call Factor	%			90%	90%	90%	90%	90%	90%	90%	90%	90%	90%	90%
Mill Recovery	%			95%	95%	95%	95%	95%	95%	95%	95%	95%	95%	95%
Tonnes Milled					49,500	173,250	173,250	173,250	173,250	173,250	173,250	173,250	173,250	173,250
Gold Produced	grams		8,226,177		380,903	878,192	878,192	878,192	878,192	878,192	878,192	878,192	878,192	819,739
Gold Produced	ounces		264,510		12,248	28,238	28,238	28,238	28,238	28,238	28,238	28,238	28,238	26,358
GOLD PRICE	$ CDN			$ 900.00	$ 900.00	$ 900.00	$ 900.00	$ 900.00	$ 900.00	$ 900.00	$ 900.00	$ 900.00	$ 900.00	$ 900.00
GROSS PRODUCTION INCOME			$ 238,059,000		$ 11,023,200	$ 25,414,200	$ 25,414,200	$ 25,414,200	$ 25,414,200	$ 25,414,200	$ 25,414,200	$ 25,414,200	$ 25,414,200	$ 23,722,200
OPERATING COSTS														
Contract Mining (per tonne mined)		$ 52.00	$ 84,500,000		$ 2,600,000	$ 9,100,000	$ 9,100,000	$ 9,100,000	$ 9,100,000	$ 9,100,000	$ 9,100,000	$ 9,100,000	$ 9,100,000	$ 9,100,000
Milling (per tonne milled)		$ 30.00	$ 48,262,500		$ 1,485,000	$ 5,197,500	$ 5,197,500	$ 5,197,500	$ 5,197,500	$ 5,197,500	$ 5,197,500	$ 5,197,500	$ 5,197,500	$ 5,197,500
Indirect (per tonne mined)		$ 25.43	$ 41,323,750		$ 1,271,500	$ 4,450,250	$ 4,450,250	$ 4,450,250	$ 4,450,250	$ 4,450,250	$ 4,450,250	$ 4,450,250	$ 4,450,250	$ 4,450,250
Total Operating Costs					$ 5,356,500	$ 18,747,750	$ 18,747,750	$ 18,747,750	$ 18,747,750	$ 18,747,750	$ 18,747,750	$ 18,747,750	$ 18,747,750	$ 18,747,750
Operating Cost per ounce			$ 658		$ 437	$ 664	$ 664	$ 664	$ 664	$ 664	$ 664	$ 664	$ 664	$ 711
CASHFLOW FROM OPERATIONS			$ 63,972,750		$ 5,666,700	$ 6,666,450	$ 6,666,450	$ 6,666,450	$ 6,666,450	$ 6,666,450	$ 6,666,450	$ 6,666,450	$ 6,666,450	$ 4,974,450
ROYALTIES														
Cominco Royalty			$ 786,352		$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 381,213	$ 415,139
None					$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
CAPITAL COSTS														
Ramp and Underground Development			$ 15,000,000	$ 7,500,000	$ 7,500,000									
Drilling			$ 1,500,000	$ 1,500,000										
Permitting and Feas. Study			$ 1,500,000	$ 750,000	$ 750,000									
Production Infrastructure (including mill and tailings)			$ 6,000,000		$ 6,000,000									
Replacement Capital			$ 10,000,000			$ 2,000,000	$ 2,000,000	$ 2,000,000	$ 2,000,000	$ 2,000,000	$ -	$ -	$ -	
Working Capital			$ -		$ 9,650,000									-$ 9,650,000
CASH SURPLUS PRETAX			$ 29,176,399	-$ 9,750,000	-$ 18,233,300	$ 4,666,450	$ 4,666,450	$ 4,666,450	$ 4,666,450	$ 4,666,450	$ 6,666,450	$ 6,666,450	$ 6,285,237	$ 14,209,312
CUMULATIVE CASH SURPLUS				-$ 9,750,000	-$ 27,983,300	-$ 23,316,850	-$ 18,650,400	-$ 13,983,950	-$ 9,317,500	-$ 4,651,050	$ 2,015,400	$ 8,681,850	$ 14,967,087	$ 29,176,399
INCOME					$ 5,666,700	$ 6,666,450	$ 6,666,450	$ 6,666,450	$ 6,666,450	$ 6,666,450	$ 6,666,450	$ 6,666,450	$ 6,666,450	$ 4,974,450
TAX PAYABLE			$ 8,856,394		$ -	$ -	$ -	$ -	-$ 3,540,650	$ 1,773,251	$ 2,533,251	$ -	$ 2,533,251	$ 5,557,291
CASH SURPLUS AFTER TAX			$ 20,320,005	-$ 9,750,000	-$ 18,233,300	$ 4,666,450	$ 4,666,450	$ 4,666,450	$ 8,207,100	$ 2,893,199	$ 4,133,199	$ 6,666,450	$ 3,751,986	$ 8,652,021
CUMULATIVE CASH SURPLUS				-$ 9,750,000	-$ 27,983,300	-$ 23,316,850	-$ 18,650,400	-$ 13,983,950	-$ 5,776,850	-$ 2,883,651	$ 1,249,548	$ 7,915,998	$ 11,667,984	$ 20,320,005
DCF-ROR			11%											

This Preliminary Assessment is preliminary in nature, and includes inferred resources that are considered too speculative geologically to have economic considerations applied to them that would allow them to be categorized as mineral reserves and thus there is no certainty that the preliminary assessment will be realized.

19.0 INTERPRETATION AND CONCLUSIONS

The primary objective of historic exploration and the Company's exploration has been to define a mineral resource that warrants development.

In the Author's opinion, based on all available data, the property warrants commitment to an underground exploration and development program that would have as its objective the definition of sufficient proven and probable reserves to warrant completion of a feasibility study and development decision.

The Author concludes that:

1. The database for the Project is of sufficient quality to provide the basis for the conclusions and recommendations reached in this Report.
2. The refractory nature of the mineralization will not be an economic factor at current gold prices.
3. The most appropriate resource estimation methodology is industry-standard, polygonal volumetric methods projected on a vertical longitudinal section, supported by interpretation of mineralized structures on vertical cross sections and level plans at right angles to the longitudinal section.
4. Based on the bulk sample reconciliation (Table 5) and the review of issues relating to the evaluation of gold deposits by drilling (Section 16.2), the Author is of the opinion that the ultimate grades and tonnages in the area covered by the current resource estimate will be higher than indicated by this Report.
5. The preliminary assessment indicates economic potential for an 11-year life-of-mine subject to confirmation of measured and indicated resources that can be categorized as proven and probable reserves.
6. Resource estimates have been made for four, laterally contiguous mineralized zones (the JD, JP, RP and East Zones). The results of the resource estimate are summarized in the following table:

Zone	**Indicated Resource**			**Inferred Resource**		
	Tonnes	**Gold g/t**	**Ounces**	**Tonnes**	**Gold g/t**	**Ounces**
JP Zone	236,100	7.69	58,380	812,400	4.66	121,750
JD Zone				168,000	7.37	39,830
RP Zone	12,100	10.91	4,260	124,300	5.05	20,170
East Zone	4,900	3.58	560	451,100	4.47	64,790
TOTALS	**253,100**	**7.77**	**63,200**	**1,555,800**	**4.93**	**246,540**

The resources are NI-43-101 compliant and are in-situ, undiluted and uncapped (uncut).

7. With reference to the Longitudinal Section (See Appendix 4) it is apparent that other than in the upper parts of the JP Zone, the drilling is wide-spaced and there is significant potential for additional resources by in-fill drilling along the trend.
8. Drilling in the Garrcon Zone has outlined a significant area of widespread, low-grade mineralization, which is non-refractory quartz stringer type. The footprint of the area is

approximately 175 metres east-west, 300 metres north-south, and drilling indicates depths in excess of 200 metres. The open pit tonnage potential of the area would be in the 20 to 30 million tonne range and the in-situ grade potential would be in the range 1 to 3 grams for a contained gold potential in the range of 1 to 2 million ounces. In addition to existing surface drilling, there is a significant amount of underground exploration and development information that should be digitized and integrated into a resource model. In the Author's opinion, this should be a high priority for the Company. ***Note, that the Garrcon Zone estimates of geological grade and tonnage potential are conceptual in nature, there has been insufficient exploration to define a mineral resource, and it is uncertain if further exploration will result in the target being delineated as a mineral resource.***

20.0 RECOMMENDATIONS

The Author recommends that the Company plan an underground exploration and development plan and budget for the JP Zone and adjacent JD and RP Zones. The plan should include sufficient lateral development to provide access for drilling to upgrade sufficient inferred and indicated resources to indicated and measured resources that would justify a production decision. In tandem with the underground exploration program, the Company should do additional metallurgical test work to determine the optimum milling process for the refractory ores. In addition, the Company should initiate environmental studies in anticipation of needing to generate an environmental impact statement before permits could be granted for mining.

Further, the Author recommends that the Company commence a study of the Garrcon Zone and once completed to lay out a program and budget to test the potential for a bulk tonnage, open-pit operation.

The Author recommends that a mining contractor be retained to layout a program and budget for the proposed underground exploration and development program.

The estimated cost of the proposed program is as follows:

Preparation of underground program and budget	$ 150,000
Garrcon resource estimate	$ 50,000
Environmental Studies	$ 100,000
Total	$ 300,000

21.0 REFERENCES

Ayer, J. A. and Trowell, N. F., 2001, Project Unit 95-24, The Abitibi Greenstone Belt: A Program Update. In Summary of Field Work and Other Activities 2001, Ontario Geological Survey, OFR 6070, p. 4-1 to 4-9.

Berger, B. R., 2002, Geological Synthesis of the Highway 101 Area, East of Matheson, Ontario; Ontario Geological Survey Open File Report 6091, 124 p.

Buck, M., 2007, Scoping Study Costs for Exploration Property Near Timmins, Ontario, report prepared for Geoex Limited by P & E Mining Consultants Inc., 15p.

Card, K. D., Poulsen, K. H., and Robert, F., 1988, The Archean Superior Province of the Canadian Shield and Its Lode Gold Deposits, p. 19-36; in Economic Geology Monograph 6: The Geology of Gold Deposits; the Perspective in 1988, edited by R. R. Keays, W. R. H. Ramsey, and D. I. Groves, Economic Geology Publishing Company, 667p.

Jackson, S. L., and Fyon, J. A., 1991, The Western Abitibi Subprovince in Ontario; in Geology of Ontario, Special Volume 4, Part 1, Chapter 11, p.405-482.

Lakefield Research, 1990, An Investigation of the Recovery of Gold from Garrison Project samples, submitted by Jonpol Explorations (per Kilborn Engineering), Progress Report No.1, Project L.R. 3922, November 28, 1990, 153p.

Robert, F., 1996, Quartz-carbonate vein gold; in Geology of Canadian Mineral Deposit Types, edited by O. R. Ekstrand, W. D. Sinclair, and R. I. Thorpe, Geological Survey of Canada, Geology of Canada, No 8, p 350-366.

Robert, F., 1998, An Overview of World Class Archean Gold Deposits; in The First Age of Giant Ore Formation; Stratigraphy, Tectonics, and Mineralization in the Late Archean and Early Proterozoic; papers presented in a technical session at the Annual Convention and Trade Show of the Prospectors and Developers Association of Canada, Sunday March 8, 1998, p.137-162.

Rogers, D. S., 1982, Drilling as an aid in ore definition at the Dome Mine, Canadian Institute of Mining and Metallurgy, vol. 75, no. 842, June 1982, p. 98-104.

Satterly, J., 1949, Geology of Garrison Township; Ontario Department of Mines Annual Report, v.58, pt.4, including Map M1949-01, Scale 1:12,000.

Squair, H., 2000, A Report on the Garrison Gold Project, Garrison Township, District of Cochrane, Ontario, for Aurado Exploration Ltd., April 2000, 34 p.

22.0 DATE AND SIGNATURE PAGE

The undersigned prepared this Technical Report, titled "TECHNICAL REPORT, MINERAL RESOURCE ESTIMATE AND PRELIMINARY ASSESSMENT OF GARRISON GOLD PROPERTY, ABITIBI GREENSTONE BELT, GARRISON TOWNSHIP, ONTARIO, CANADA, FOR VALGOLD RESOURCES LIMITED. The format and content of the report are intended to conform to Form 43-101F1 of National Instrument 43-101 of the Canadian Securities Administrators.

Signed

"Peter T. George"

Original sealed by
Peter T. George, P. Geo., Ontario #620

Peter T. George, P.Geo.
Consulting Geologist
April 24, 2008

22.0 CERTIFICATE

I, Peter T. George of Suite 1206, 250 Queens Quay West, Toronto, Ontario, Canada, M5J 2N2, hereby certify that:

1. I am a self-employed consulting geologist.

2. I am a graduate of Queen's University, Kingston, Ontario with an Honours Bachelor of Science (1964) degree in geology and I completed two years of graduate study in geology at Queen's University (1964-66).

3. I am a Fellow of the Society of Economic Geologists, a Fellow of the Geological Association of Canada and a Member of the Association of Professional Geologists of Ontario (Member #620).

4. I have worked as a geologist for 40 years, with continuous experience as a geologist in the mining industry. I have been directly involved in the preparation of reserve and resource estimates and preliminary assessments. In the past 5 years I have prepared reserve and resource estimates for San Gold Resources, Bissett, Manitoba, Property; Black Pearl Consolidated Minerals Inc., Tully Gold Property, Timmins, Ontario, and am currently retained to complete several other reserve and resource estimates.

5. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

6. I am fully responsible for the preparation of this technical report titled "Technical Report, Mineral Resource Estimate and Preliminary Assessment for Garrison Gold Property, Abitibi Greenstone Belt, Garrison Township, Ontario, Canada, for Valgold Resources Limited", dated April 24, 2008 (the "Technical Report"). I visited the property during the period July 1 to 7, 2007 with 5 days spent on the property and 2 days of travel time.

7. I have not had prior involvement with the property that is the subject of the Technical Report.

8. As of the date of the certificate to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

9. I am independent of the Company pursuant to Section 1.4 of National Instrument 43-101.

10. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report covers the appropriate technical matter required by NI 43-101.

11. I consent to the use of this Technical Report for filing with regulatory agencies and posting on SEDAR and as may be required by the Company for financing or other regulatory purposes or for presentation to financial advisors of the Company.

Dated this 24th Day of April, 2008

Signed

"Peter T. George"

Signature of Qualified Person

Original sealed by
Peter T. George, P. Geo., Ontario #620

Peter T. George, P. Geo.
Print name of Qualified Person

APPENDIX – 1

FIGURES


Rickards
Knox
Kerrs
Abitibi Lake
Abitibi Lake
Abitibi Lake
N
ONTARIO
QUEBEC
Wilkie
Coulsen
Warden
Milligan
Carr
Beatty
Munro
McCool
Rand
Lamplugh
Frecheville
Stoughton
Matheson
Valgold Property
Hwy 101
Bowman
Hislop
Guibord
Michaud
Garrison
Harker
Holloway
Marriot
5 370 000N
Hwy 11
570 000E
McCann
Playfair
Cook
Barnett
Thackery
Elliot
Tannahill
Dokis
SCALE
0
5
10
15
20Km

FIGURE 1
LOCATION MAP
UTM Zone 17, NAD 83 Datum

GEOEX Limited, April 2008



Highway 101 - to Matheson and Timmins
Highway 101 - to Kirkland Lake
MUNRO FAULT ZONE
PORCUPINE-DESTOR FAULT ZONE
East Zone
Garrcon Zone
JD Zone
JP and RP Zones
N
Figure 2
Property Geology
and
Claim Location
Scale
0 500 1000m
GEOEX Limited, April 2008
(Geology modified after Satterly 1949 and Berger et al 2002)
Felsic to Intermediate Intrusives
Timiskaming Assemblage Metasediments and Metavolcanics
Kidd-Munro and Equivalent Metavolcanic Assemblages
Fault
Gold Zone
Outcrop

APPENDIX – 2

NATIONAL INSTRUMENT 43-101
MINERAL RESOURCE AND MINERAL RESERVE DEFINITIONS

Mineral Resource

Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated, and Measured categories. An Inferred Mineral Resource has a lower level of confidence that that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

A **Mineral Resource** is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such grade or quality that it has reasonable prospects of economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

The term Mineral Resource cover mineralization and natural material of intrinsic economic interest which has been identified and estimated through exploration and sampling and within which Mineral Reserves may subsequently defined by the consideration and application of technical, economic, legal, environmental, socio-economic, and governmental factors. The phrase "reasonable prospect of economic extraction" implies a judgement by the Qualified Person in respect of the technical and economic factors likely to influence the prospect of economic extraction. A Mineral Resource is an inventory of mineralization that under realistically assumed and justifiable technical and economic conditions might become economically extractable. These assumptions must be presented explicitly in both public and technical reports.

An **Inferred Mineral Resource** is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings, and drill holes.

An **Indicated Mineral Resource** is that part of a Mineral Resource for which quantity, grade or quality, densities, shapes and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of economic viability of the deposit. The estimate is based on detailed and reliable exploration and test information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings, and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

A **Measured Mineral Resource** is that part if a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well-established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings, and drill holes that are spaced closely enough to confirm both the geological and grade continuity.

Mineral Reserve

Mineral Reserves are subdivided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. A Probable Mineral Reserve has a lower confidence level that a Proven Mineral Reserve.

A **Mineral Reserve** is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic mineral extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when material is mined.

Mineral Reserves are those parts of Mineral Resources which, after the application of all mining factors, result in an estimated tonnage and grade which, in the opinion of the Qualified Person(s) making the estimates, is the basis of an economically viable project after taking account of all relevant processing, metallurgical, economic, marketing, legal, environmental, socio-economic, and government factors. Mineral reserves are inclusive of diluting material that will be mined in conjunction with the Mineral Reserves and delivered to the treatment plant or equivalent facility. The term "Mineral Reserve" need not necessarily signify that extraction facilities are in place or operative or that all governmental approvals have been received. It does signify that there are reasonable expectations of such approvals.

A **Probable Mineral Reserve** is the economically mineable part of an Indicated Mineral Resource, and in some cases a Measured Mineral Resource, demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

A **Proven Mineral Reserve** is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Application of the term Proven Mineral Reserve category implies that the Qualified Person has the highest degree of confidence in the estimate with the consequent expectation in the minds of the reader of the report. The term should be restricted to that part of the deposit where production planning is taking place and for which any variation of the estimate would not significantly affect the economic viability

APPENDIX – 3

SUMMARY OF COMPOSITE ASSAY INTERSECTIONS GARRISON GOLD PROJECT

COMPOSITING METHODOLGY

The objective of the preparation of composite, weight-averaged assay intersections at this stage in the evaluation of the geological potential of the Bruce Channel Zone was to identify significant zones of mineralization that could subsequently be digitized and plotted on sections and plans to determine the tonnage potential of the BCZ.

The following steps were taken:

1. The complete digital database (comprised of approximately 14,667 samples were sorted in descending order based on gold grade in grams per tonne.
2. The assays were then colour coded over the following ranges:
    a. Less than 0.5 gram pre tonne — no colour code
    b. 0.5 to 0.99 grams per tonne — pale blue (cyan)
    c. 1 to 3.99 grams per tonne — green
    d. 4 to 7.99 grams per tonne — gold-yellow
    e. Greater than 8 grams per tonne — red
3. The assays were then resorted by hole number and from-to intervals.
4. The complete database was then visually reviewed and significant intervals of elevated assays identified on the basis of the colour coding.
5. Significant intervals are described as:
    a. Intervals with weight averages > 1 gram gold per tonne and visible gold identified in the assay interval
    b. Intervals with multiple assays and one or more greater than 4 grams per tonne
    c. Single significant assays greater than 8 grams per tonne
6. Note: If the first or last assay in an identified composite is greater than 8 grams then one additional assay was added before or after it as the case may be.
7. Note: The composites are comprised of approximately 4,600 individual assays or about 17.6% of the total assays completed to date. The intense alteration of the rocks that occur within the mineralized zone makes it mandatory that all drill cores within the alteration zone must be systematically sampled in order to outline the extent of mineralized structures.

COMPOSITE INTERSECTIONS

Hole ID	From	To	Width	LS Horiz W	g/t	g x HW	Hole No	hole dip	zone dip
86-10	62.50	63.10	0.60	0.39	14.47	5.580682	86-10	-50	90
86-12	119.50	120.60	1.10	0.71	52.45	37.08563	86-12	-50	90
86-15	152.40	153.00	0.60	0.39	2.74	1.056743	86-15	-50	90
87-22	96.32	97.08	0.76	0.43	0.827	0.352389	87-22	-56	90
87-23	153.01	153.31	0.30	0.20	1.654	0.324054	87-23	-50	90
87-24	106.38	108.51	2.13	1.37	5.670286	7.776523	87-24	-50	90
87-25	85.34	86.26	0.91	0.59	1.323	0.777613	87-25	-50	90
87-26	153.01	153.92	0.91	0.59	1.819333	1.06934	87-26	-50	90
87-29	113.39	114.30	0.91	0.59	0.827	0.486082	87-29	-50	90
87-30	161.24	166.12	4.88	3.13	3.824625	11.98923	87-30	-50	90
87-30	190.20	193.55	3.35	2.16	1.217864	2.624665	87-30	-50	90
87-32	87.78	88.85	1.07	0.69	3.567714	2.446474	87-32	-50	90
87-34	68.88	70.10	1.22	0.78	1.819	1.425526	87-34	-50	90
87-34	143.56	145.08	1.52	0.98	3.638	3.563815	87-34	-50	90
87-35	174.35	184.40	10.06	6.47	1.561212	10.09388	87-35	-50	90
87-35	285.60	293.52	7.92	5.09	1.045654	5.326522	87-35	-50	90
B-1	0.00	4.27	4.27	4.21	10.31657	43.48088	B-1	9	90
B-10	0.00	4.88	4.88	4.87	12.32306	60.01475	B-10	3	90
B-11	0.00	0.91	0.91	0.90	17.145	15.46238	B-11	9.5	90
B-11	5.30	6.28	0.98	0.97	2.4	2.328041	B-11	6	90
B-12	0.91	19.81	18.90	18.55	0.970645	18.00585	B-12	11	90
B-14	0.00	2.59	2.59	2.58	8.814706	22.75024	B-14	5	90
B-15	0.00	2.13	2.13	2.13	4.041571	8.590283	B-15	5	90
B-16	0.00	6.10	6.10	6.04	6.38645	38.59873	B-16	7.5	90
B-17	0.00	6.10	6.10	6.09	1.85925	11.32708	B-17	2	90
B-18	1.52	4.27	2.74	2.74	0.365667	1.000653	B-18	4	90
B-2	0.00	3.66	3.66	3.58	3.466083	12.40051	B-2	12	90
B-20	0.91	3.51	2.59	2.58	7.126471	18.393	B-20	5	90
B-21	0.00	3.05	3.05	2.98	17.42825	51.86212	B-21	12.5	90
B-3	0.00	1.52	1.52	1.49	6.8716	10.24347	B-3	12	90
B-5	0.76	2.44	1.68	1.64	13.747	22.58283	B-5	11.5	90
B-6	0.00	9.30	9.30	9.22	2.75459	25.38869	B-6	7.5	90
B-7	0.00	7.92	7.92	7.56	3.363115	25.41848	B-7	17.5	90
B-8	4.27	9.45	5.18	5.08	0.554735	2.816712	B-8	11.5	90
B-9	1.83	3.96	2.13	2.09	1.886071	3.936185	B-9	12	90
C06-01	13.00	21.00	8.00	7.79	7.295625	56.86911	C06-01	13	90
C06-01	317.00	318.50	1.50	1.07	10.503	11.2369	C06-01	-44.5	90
C06-02	155.00	161.00	6.00	4.28	3.82225	16.35733	C06-02	-44.5	90
C06-02	195.00	200.00	5.00	3.60	1.7034	6.126617	C06-02	-44	90
C06-02	400.60	403.00	2.40	1.73	3.135917	5.413895	C06-02	-44	90
G06-03	435.60	435.80	0.20	0.12	6.86	0.798673	G06-03	-54.4	90
C06-04	76.00	77.50	1.50	1.06	11.408	12.07887	C06-04	-45.1	90
C06-04	180.50	182.00	1.50	1.06	11.854	12.5511	C06-04	-45.1	90
C06-04	219.50	222.50	3.00	2.12	4.0335	8.541399	C06-04	-45.1	90
C06-04	247.00	252.00	5.00	3.53	2.7808	9.814438	C06-04	-45.1	90
C06-04	265.00	272.50	7.50	5.29	1.9	10.05867	C06-04	-45.1	90
C06-05B	18.00	21.00	3.00	1.92	7.543333	14.48568	C06-05B	-50.2	90
C06-05B	39.50	44.00	4.50	2.88	2.276667	6.557924	C06-05B	-50.2	90
C06-05B	327.00	328.00	1.00	0.64	10.42	6.669943	C06-05B	-50.2	90
C06-05B	421.00	425.50	4.50	2.88	4.31	12.41493	C06-05B	-50.2	90
C06-06	44.00	48.50	4.50	3.19	1.876667	5.98193	C06-06	-44.9	90
C06-06	80.00	90.50	10.50	7.44	0.835714	6.215682	C06-06	-44.9	90
C06-07	277.00	284.50	7.50	5.33	5.3	28.25428	C06-07	-44.7	90
C06-08	155.00	156.50	1.50	1.10	0.74	0.811803	C06-08	-43	90
C06-09	122.00	126.50	4.50	3.18	1.69	5.368153	C06-09	-45.1	90

COMPOSITE INTERSECTIONS

Hole ID	From	To	Width	LS Horiz W	g/t	g x HW	Hole No	hole dip	zone dip
C07-01	127.00	133.00	6.00	3.97	0.941667	3.736412	C07-01	-48.6	90
C07-01	140.00	143.00	3.00	1.98	2872.928	5699.704	C07-01	-48.6	90
C07-01	194.00	202.00	8.00	5.29	1076.544	5695.452	C07-01	-48.6	90
C07-01	226.00	227.00	1.00	0.66	8.02	5.303721	C07-01	-48.6	90
C07-01	307.00	309.00	2.00	1.32	7.27	9.615475	C07-01	-48.6	90
C07-02	196.00	199.00	3.00	2.06	4.616667	9.516162	C07-02	-46.6	90
C07-03	127.00	134.00	7.00	3.90	2.377143	9.280879	C07-03	-56.1	90
C07-04	194.00	195.00	1.00	0.54	18.79	10.23377	C07-04	-57	90
G05-02	146.00	146.50	0.50	0.35	0.61	0.216044	G05-02	-44.9	90
G05-03	241.00	242.00	1.00	0.58	2.74	1.591126	G05-03	-54.5	90
G05-04	278.00	278.70	0.70	0.48	0.88	0.424806	G05-04	-46.4	90
G05-05	130.00	130.75	0.75	0.52	1.34	0.703162	G05-05	-45.6	90
G05-06	121.00	124.00	3.00	2.14	1.2	2.567702	G05-06	-44.5	90
G05-07	164.42	174.00	9.58	6.91	2.333017	16.13156	G05-07	-43.8	90
G06-01	240.00	241.00	1.00	0.75	8.5	6.346425	G06-01	-41.7	90
G06-02	283.59	290.00	6.41	4.61	20.4414	94.25466	G06-02	-44	90
G06-03	435.60	435.80	0.20	0.14	6.86	0.986934	G06-03	-44	90
G06-04	371.00	372.00	1.00	0.58	3.09	1.79876	G06-04	-54.4	90
G06-04W2	468.00	469.00	1.00	0.66	1.07	0.706202	G06-04W2	-48.7	90
G06-05	331.40	333.60	2.20	1.56	3.414545	5.339526	G06-05	-44.7	90
G06-06	299.00	306.00	7.00	4.77	9.781429	46.60896	G06-06	-47.1	90
G06-07	240.00	241.00	1.00	0.72	2.47	1.767761	G06-07	-44.3	90
G06-08	207.00	208.00	1.00	0.75	2.47	1.844196	G06-08	-41.7	90
G06-09	294.00	295.00	1.00	0.71	1.43	1.011163	G06-09	-45	90
G06-10	403.00	404.00	1.00	0.71	5.97	4.221427	G06-10	-45	90
G06-11	366.00	368.00	2.00	1.43	2.93	4.193959	G06-11	-44.3	90
G06-12	318.00	319.00	1.00	0.70	0.64	0.445384	G06-12	-45.9	90
G06-13	216.00	230.00	14.00	9.80	2.324286	22.76705	G06-13	-45.6	90
G06-14	259.00	260.00	1.00	0.69	1.49	1.033169	G06-14	-46.1	90
G06-15	140.00	143.00	3.00	2.17	6.213333	13.49856	G06-15	-43.6	90
G06-16	307.00	308.00	1.00	0.71	0.72	0.508228	G06-16	-45.1	90
G06-17	401.91	402.49	0.58	0.41	13.85	5.65037	G06-17	-45.3	90
G06-18	251.00	252.00	1.00	0.69	4.93	3.424666	G06-18	-46	90
G06-19	301.00	310.00	9.00	6.58	6.271111	41.2776	G06-19	-43	90
G06-20	311.00	315.00	4.00	2.90	2.9625	8.581437	G06-20	-43.6	90
G06-21	424.00	425.00	1.00	0.69	1.71	1.187866	G06-21	-46	90
G06-23	451.00	455.00	4.00	2.78	1.175	3.264894	G06-23	-46	90
G06-24	440.00	441.00	1.00	0.71	1.86	1.322087	G06-24	-44.7	90
G06-25	581.00	585.00	4.00	2.29	10.5075	24.10742	G06-25	-55	90
G06-26	381.50	383.00	1.50	1.02	1.72	1.74634	G06-26	-47.4	90
G06-27A	110.00	113.00	3.00	1.91	2.665	5.096205	G06-27A	-50.4	90
G06-29	178.00	182.00	4.00	2.96	3.7825	11.19062	G06-29	-42.3	90
G06-35	206.00	208.00	2.00	1.41	5.71	8.061053	G06-35	-45.1	90
G06-37	728.00	731.00	3.00	2.12	3.063333	6.498311	G06-37	-45	90
G06-37	745.00	748.00	3.00	2.12	3.95	8.379215	G06-37	-45	90
G06-40	454.00	460.00	6.00	4.35	1.763333	7.674461	G06-40	-43.5	90
G06-41	500.00	508.00	8.00	5.80	1.135	6.586399	G06-41	-43.5	90
G06-42	95.00	96.00	1.00	0.73	1.42	1.030032	G06-42	-43.5	90
G07-01	472.00	475.00	3.00	2.10	4.8	10.07515	G07-01	-45.6	90
G07-02	442.00	443.00	1.00	0.71	1.22	0.864175	G07-02	-44.9	90
G07-03	502.70	508.00	5.30	3.08	2.838868	8.737257	G07-03	-54.5	90
G07-04	645.00	651.00	6.00	3.56	2.145	7.637301	G07-04	-53.6	90
G07-05	121.00	125.00	4.00	2.29	7.1525	16.41002	G07-05	-55	90
G07-05	459.00	462.30	3.30	1.89	2.153939	4.076981	G07-05	-55	90
G07-06	245.00	265.00	20.00	10.89	0.1525	1.661149	G07-06	-57	90

COMPOSITE INTERSECTIONS

Hole ID	From	To	Width	LS Horiz W	g/t	g x HW	Hole No	hole dip	zone dip
G07-07	47.00	52.00	5.00	2.87	1.488	4.267409	G07-07	-55	90
G07-07	80.00	82.00	2.00	1.20	5.555	6.686165	G07-07	-53	90
G07-08	70.00	74.00	4.00	2.29	5.4675	12.54412	G07-08	-55	90
G07-09	588.50	589.50	1.00	0.57	1.58	0.906251	G07-09	-55	90
GAR-22	46.02	48.65	2.62	1.85	3.08614	5.720236	GAR-22	-45	90
GAR-23	256.34	261.82	5.49	3.88	2.774833	10.76488	GAR-23	-45	90
GAR-24	14.11	17.37	3.26	2.31	6.772075	15.61728	GAR-24	-45	90
GAR-24	52.12	54.86	2.74	1.94	2.864	5.555402	GAR-24	-45	90
GAR-25B	51.54	55.17	3.63	2.56	1.427807	3.661983	GAR-25B	-45	90
GAR-27	83.18	90.37	7.19	5.09	2.587496	13.16108	GAR-27	-45	90
GAR-33	191.44	202.69	11.25	7.95	13.16525	104.7021	GAR-33	-45	90
GAR-36	195.68	199.89	4.21	2.41	5.841913	14.0942	GAR-36	-55	90
GAR-36	211.23	214.88	3.66	2.10	4.14575	8.697424	GAR-36	-55	90
GAR-37	156.97	162.15	5.18	2.97	1.770659	5.262475	GAR-37	-55	90
GAR-38	51.39	56.39	5.00	3.21	3.476915	11.17173	GAR-38	-50	90
GAR-39	86.17	92.35	6.19	3.98	3.765892	14.97774	GAR-39	-50	90
GAR-39	124.36	130.79	6.43	4.13	3.881531	16.04604	GAR-39	-50	90
GAR-40	103.54	107.05	3.51	2.25	3.035513	6.839312	GAR-40	-50	90
GAR-41	81.99	85.10	3.11	2.00	14.55396	29.08465	GAR-41	-50	90
GAR-45	234.70	237.32	2.62	1.68	2.501116	4.214197	GAR-45	-50	90
GAR-45	309.01	312.12	3.11	2.00	5.052118	10.09616	GAR-45	-50	90
GAR-47	386.06	391.42	5.36	3.30	2.5935	8.565562	GAR-47	-52	90
GAR-48	9.91	13.93	4.02	2.59	11.76079	30.41535	GAR-48	-50	90
GAR-48	618.80	629.35	10.55	6.78	3.186766	21.60273	GAR-48	-50	90
GAR-50	25.60	26.82	1.22	0.78	11.026	8.640929	GAR-50	-50	90
GAR-54	406.24	409.99	3.75	1.99	2.51039	4.987363	GAR-54	-58	90
GAR-56	84.34	89.09	4.75	3.36	2.528846	8.502506	GAR-56	-45	90
GAR-56	108.63	109.73	1.10	0.78	322.273	250.0497	GAR-56	-45	90
GAR-57	32.92	38.25	5.33	3.77	10.82539	40.83022	GAR-57	-45	90
GAR-57	111.34	114.30	2.96	2.09	6.497423	13.58354	GAR-57	-45	90
GAR-59	3.99	10.30	6.31	4.58	1.998628	9.147017	GAR-59	-43.5	90
GAR-59	81.08	88.39	7.32	5.31	0.875754	4.646978	GAR-59	-43.5	90
GAR-59	96.32	103.63	7.32	5.31	7.608708	40.37377	GAR-59	-43.5	90
GAR-59	117.65	121.55	3.90	2.83	3.344781	9.465746	GAR-59	-43.5	90
GAR-60	163.74	168.28	4.54	2.92	4.420027	12.90309	GAR-60	-50	90
GAR-61	158.50	167.64	9.14	5.88	4.362117	25.63899	GAR-61	-50	90
GAR-63	131.19	132.59	1.40	0.94	286.785	269.0544	GAR-63	-48	90
GAR-63	146.30	150.88	4.57	3.06	71.706	219.3677	GAR-63	-48	90
GAR-66	369.11	373.99	4.88	3.13	7.662244	24.01919	GAR-66	-50	90
GAR-70	115.82	130.45	14.63	10.35	3.245667	33.57725	GAR-70	-45	90
GAR-71	139.08	143.07	3.99	2.82	3.577092	10.09953	GAR-71	-45	90
GAR-72	421.84	426.29	4.45	2.23	2.872979	6.392494	GAR-72	-60	90
GAR-74	115.82	117.35	1.52	0.98	33.077	32.4025	GAR-74	-50	90
GAR-77	285.48	292.09	6.61	4.92	0.650521	3.197491	GAR-77	-42	90
GAR-79	395.75	400.81	5.06	2.53	4.098193	10.36777	GAR-79	-60	90
GAR-79	409.65	412.39	2.74	1.37	4.98	6.830568	GAR-79	-60	90
GD85-1	85.25	88.50	3.25	2.09	18.57887	38.80244	GD85-1	-50	90
GD85-3	10.80	11.40	0.60	0.42	19.846	8.426344	GD85-3	-45	90
GD85-4	10.00	10.95	0.95	0.48	18.082	8.597774	GD85-4	-60	90
GD85-4	32.25	36.10	3.85	1.92	2.778052	5.347228	GD85-4	-60	90
GD85-4	112.35	114.10	1.75	0.87	16.21988	14.18876	GD85-4	-60	90
GD85-4	117.05	118.30	1.25	0.62	32.09356	20.05334	GD85-4	-60	90
GD85-5	114.80	115.85	1.05	0.51	12.53719	6.391537	GD85-5	-61	90
GD86-10	27.13	30.18	3.05	2.14	9.8459	21.0345	GD86-10	-45.5	90
GD86-12	47.58	51.08	3.51	2.48	1.860026	4.610169	GD86-12	-45	90

COMPOSITE INTERSECTIONS

Hole ID	From	To	Width	LS Horiz W	g/t	g x HW	Hole No	hole dip	zone dip
GD86-12	64.50	66.57	2.07	1.47	4.226971	6.194954	GD86-12	-45	90
GD86-14	167.64	169.16	1.52	1.08	19.846	21.38666	GD86-14	-45	90
GD86-15	50.63	56.51	5.88	4.16	2.262637	9.41179	GD86-15	-45	90
GD86-16	63.70	66.17	2.47	1.75	4.029556	7.034644	GD86-16	-45	90
GD86-16	84.22	85.34	1.13	0.80	21.699	17.3038	GD86-16	-45	90
GD86-17	116.34	120.55	4.21	2.97	3.007167	8.944098	GD86-17	-45	90
GD86-18	88.09	90.46	2.38	1.68	69.30931	116.5162	GD86-18	-45	90
GD86-7	238.96	242.01	3.05	1.96	2.0596	4.035203	GD86-7	-50	90
GD86-7	245.97	247.50	1.52	0.98	4.0242	3.94214	GD86-7	-50	90
GD86-8	48.16	49.68	1.52	0.97	3.9958	3.873461	GD86-8	-50.5	90
GD86-8	52.43	58.22	5.79	3.68	2.223368	8.190125	GD86-8	-50.5	90
GD86-9	60.66	67.36	6.71	4.74	1.353136	6.415998	GD86-9	-45	90
GD86-9	172.21	174.65	2.44	1.72	2.84125	4.898909	GD86-9	-45	90
GE-88-07	297.94	305.56	7.62	4.90	4.6152	22.60544	GE-88-07	-50	90
GE-88-07	320.80	329.95	9.14	5.88	3.600333	21.1615	GE-88-07	-50	90
GE-88-08	317.91	331.01	13.11	8.42	6.332605	53.34986	GE-88-08	-50	90
GE-88-11	63.09	65.53	2.44	1.57	2.2715	3.560288	GE-88-11	-50	90
GE-88-13	287.00	288.13	1.13	0.72	5.733811	4.156498	GE-88-13	50	90
GE-88-13	335.04	339.24	4.21	2.41	1.611116	3.886979	GE-88-13	-55	90
GE-88-14	332.54	340.77	8.23	4.11	1.065556	4.384548	GE-88-14	-60	90
GE-88-14	346.86	349.91	3.05	1.52	4.3719	6.662776	GE-88-14	-60	90
GE-88-14	374.29	381.00	6.71	3.35	2.381686	7.985318	GE-88-14	-60	90
GE-88-16	314.86	316.38	1.52	0.76	5.3664	4.089197	GE-88-16	-60	90
N-87-11	78.18	78.49	0.30	0.20	12.687	2.485658	N-87-11	-50	90
N-87-14	129.84	133.20	3.35	2.16	2.899182	6.248138	N-87-14	-50	90
N-87-16	116.43	120.40	3.96	2.55	7.702231	19.61744	N-87-16	-50	90
N-87-17	108.81	112.47	3.66	1.60	5.05775	8.109527	N-87-17	-64	90
N-87-17	153.92	158.19	4.27	1.87	16.16543	30.23933	N-87-17	-64	90
N-87-17	160.63	164.59	3.96	1.74	7.161231	12.43907	N-87-17	-64	90
N-87-18	154.53	160.63	6.10	3.92	3.12025	12.22649	N-87-18	-50	90
N-87-19	87.48	93.27	5.79	1.98	9.944263	19.69667	N-87-19	-70	90
N-87-19	122.53	128.78	6.25	2.14	2.504951	5.353278	N-87-19	-70	90
N-87-2	145.69	161.85	16.15	10.38	5.394311	56.01371	N-87-2	-50	90
N-87-21	217.93	224.33	6.40	2.19	3.821	8.364943	N-87-21	-70	90
N-87-23	216.10	221.28	5.18	1.77	4.598765	8.149984	N-87-23	-70	90
N-87-25	210.62	215.19	4.57	1.56	4.057733	6.345143	N-87-25	-70	90
N-87-26	176.48	182.88	6.40	3.94	12.75257	50.25439	N-87-26	-52	90
N-87-30	170.38	185.32	14.94	6.31	38.75813	244.637	N-87-30	-65	90
N-87-31	178.16	198.12	19.96	5.17	1.067992	5.518495	N-87-31	-75	90
N-87-32	170.08	176.48	6.40	2.71	6.612929	17.8886	N-87-32	-65	90
N-87-32	195.07	202.39	7.32	3.09	8.672542	26.81148	N-87-32	-65	90
N-87-36	161.24	170.08	8.84	2.29	1.578655	3.611574	N-87-36	-75	90
N-87-37	108.20	111.56	3.35	0.92	19.70118	18.20698	N-87-37	-74	90
N-87-37	123.75	161.39	37.64	10.38	2.525259	26.20149	N-87-37	-74	90
N-87-5	74.68	87.78	13.11	8.42	3.979256	33.52376	N-87-5	-50	90
N-87-5	94.18	99.67	5.49	3.53	3.057667	10.78314	N-87-5	-50	90
N-87-5	103.63	105.77	2.13	1.37	2.963429	4.064199	N-87-5	-50	90
N-87-7	94.79	96.93	2.13	1.28	2.816571	3.616569	N-87-7	-53	90
N-88-104	275.54	281.94	6.40	3.20	2.637048	8.439607	N-88-104	-60	90
N-88-105	258.47	270.66	12.19	6.10	1.594425	9.719615	N-88-105	-60	90
N-88-109	104.24	112.47	8.23	5.29	5.673222	30.01069	N-88-109	-50	90
N-88-110	79.55	81.99	2.44	1.72	9.536875	16.44357	N-88-110	-45	90
N-88-110	85.95	91.74	5.79	3.72	1.889579	7.03398	N-88-110	50	90
N-88-112	173.74	186.23	12.50	8.03	4.265366	34.26278	N-88-112	-50	90
N-88-113	47.55	58.22	10.67	7.54	2.204486	16.62935	N-88-113	-45	90

COMPOSITE INTERSECTIONS

Hole ID	From	To	Width	LS Horiz W	g/t	g x HW	Hole No	hole dip	zone dip
N-88-115	50.60	53.95	3.35	1.92	5.766909	11.09027	N-88-115	-55	90
N-88-115	100.89	103.94	3.05	1.75	5.5724	9.742009	N-88-115	-55	90
N-88-115	112.78	116.13	3.35	1.92	7.902227	15.19667	N-88-115	-55	90
N-88-116	71.32	73.00	1.68	0.71	47.88118	33.92273	N-88-116	-65	90
N-88-116	91.74	93.42	1.68	0.71	5.283727	3.743401	N-88-116	-65	90
N-88-116	103.02	109.27	6.25	2.64	4.315634	11.39624	N-88-116	-65	90
N-88-117	155.75	160.32	4.57	2.62	6.286667	16.4861	N-88-117	-55	90
N-88-118	157.58	160.32	2.74	1.37	9.639444	13.22146	N-88-118	-60	90
N-88-118	196.60	199.95	3.35	1.68	3.086182	5.173675	N-88-118	-60	90
N-88-122	39.62	39.84	0.21	0.07	21.26	1.551415	N-88-122	-70	90
N-88-124	90.53	99.06	8.53	3.61	9.417286	33.9662	N-88-124	-65	90
N-88-125	61.87	66.45	4.57	3.06	4.0464	12.37901	N-88-125	-48	90
N-88-125	97.54	102.11	4.57	3.06	4.4234	13.53235	N-88-125	-48	90
N-88-126	59.44	64.62	5.18	2.59	4.71	12.20267	N-88-126	-60	90
N-88-126	93.88	99.36	5.49	2.74	7.086667	19.44014	N-88-126	-60	90
N-88-127	60.35	71.93	11.58	8.19	4.317868	35.36331	N-88-127	-45	90
N-88-128	39.93	42.98	3.05	2.16	6.2666	13.50616	N-88-128	-45	90
N-88-128	73.46	81.69	8.23	5.82	8.674019	50.4759	N-88-128	-45	90
N-88-128	105.77	111.25	5.49	3.88	1.938417	7.520031	N-88-128	-45	90
N-88-129	50.60	54.56	3.96	2.70	3.560692	9.622238	N-88-129	-47	90
N-88-129	62.79	75.29	12.50	8.52	1.6435	14.00722	N-88-129	-47	90
N-88-129	98.15	102.11	3.96	2.70	7.860385	21.24151	N-88-129	-47	90
N-88-129	111.86	115.21	3.35	2.29	4.332909	9.907648	N-88-129	-47	90
N-88-130	96.01	102.11	6.10	2.58	13.716	35.33627	N-88-130	-65	90
N-88-130	133.81	140.21	6.40	2.71	5.380143	14.5538	N-88-130	-65	90
N-88-131	119.48	125.88	6.40	2.71	3.290286	8.900535	N-88-131	-65	90
N-88-132	117.35	124.97	7.62	4.90	7.9554	38.96588	N-88-132	-50	90
N-88-133	134.11	138.68	4.57	2.62	4.286	11.23957	N-88-133	-55	90
N-88-136	56.08	61.87	5.79	4.44	3.040947	13.49061	N-88-136	-40	90
N-88-137	156.67	160.02	3.35	2.20	12.13695	26.69687	N-88-137	-49	90
N-88-138	89.61	97.54	7.92	4.66	2.617885	12.19432	N-88-138	-54	90
N-88-139	149.35	155.14	5.79	3.32	1.912842	6.35388	N-88-139	-55	90
N-88-39	162.61	170.69	8.08	3.79	4.224679	16.02005	N-88-39	-62	90
N-88-40	271.58	278.89	7.32	3.09	7.030938	21.7364	N-88-40	-65	90
N-88-41	63.40	74.98	11.58	7.45	3.889316	28.95605	N-88-41	-50	90
N-88-42	76.50	82.45	5.94	3.82	4.914846	18.77703	N-88-42	-50	90
N-88-43	70.10	72.85	2.74	1.76	3.029	5.34102	N-88-43	-50	90
N-88-44	113.23	120.70	7.47	4.80	3.065143	14.71293	N-88-44	-50	90
N-88-45	11.58	19.81	8.23	5.29	2.457556	13.00019	N-88-45	-50	90
N-88-45	79.55	82.30	2.74	1.76	3.722	6.562984	N-88-45	-50	90
N-88-47	39.01	55.78	16.76	10.78	10.85445	116.9643	N-88-47	-50	90
N-88-48	69.19	70.71	1.52	0.76	21.431	16.33042	N-88-48	-60	90
N-88-49	295.96	304.80	8.84	4.42	10.26231	45.35531	N-88-49	-60	90
N-88-50	59.44	61.57	2.13	1.22	8.790357	10.75749	N-88-50	-55	90
N-88-51	103.94	108.51	4.57	2.94	4.251933	12.49569	N-88-51	-50	90
N-88-51	121.31	122.83	1.52	0.98	19.0654	18.67662	N-88-51	-50	90
N-88-54	158.80	163.07	4.27	2.13	8.303143	17.71559	N-88-54	-60	90
N-88-55	99.36	109.73	10.36	5.18	11.71415	60.69802	N-88-55	-60	90
N-88-56	136.55	137.16	0.61	0.30	5.486	1.672133	N-88-56	-60	90
N-88-62	236.22	237.13	0.91	0.46	6.001	2.743657	N-88-62	-60	90
N-88-63	189.28	190.80	1.52	0.76	34.359	26.18156	N-88-63	-60	90
N-88-65	295.05	304.80	9.75	4.88	2.437875	11.88903	N-88-65	-60	90
N-88-66	281.33	286.51	5.18	2.59	2.440941	6.32399	N-88-66	-60	90
N-88-68	114.30	115.82	1.52	0.76	12.687	9.667494	N-88-68	-60	90
N-88-69	143.87	149.66	5.79	2.90	16.20216	46.91497	N-88-69	-60	90

COMPOSITE INTERSECTIONS

Hole ID	From	To	Width	LS Horiz W	g/t	g x HW	Hole No	hole dip	zone dip
N-88-72	153.31	166.42	13.11	6.55	2.473605	16.21003	N-88-72	-60	90
N-88-73	177.09	178.92	1.83	0.91	3.772	3.449117	N-88-73	-60	90
N-88-74	211.53	217.93	6.40	3.20	11.31586	36.21527	N-88-74	-60	90
N-88-76	215.19	219.00	3.81	1.91	2.04376	3.893363	N-88-76	-60	90
N-88-78	220.37	221.28	0.91	0.46	19.545	8.935974	N-88-78	-60	90
N-88-79	207.26	213.36	6.10	3.05	3.60485	10.98758	N-88-79	-60	90
N-88-79	216.71	220.07	3.35	1.68	3.460455	5.801106	N-88-79	-60	90
N-88-83	313.94	315.16	1.22	0.61	7.029	4.284878	N-88-83	-60	90
N-88-86	397.76	402.03	4.27	2.13	4.237214	9.04052	N-88-86	-60	90
N-88-87	634.90	645.57	10.67	3.65	2.547286	9.294207	N-88-87	-70	90
N-88-87	655.93	660.50	4.57	1.56	4.8096	7.520849	N-88-87	-70	90
N-88-89A	183.79	186.23	2.44	1.22	9.408375	11.47069	N-88-89A	-60	90
N-88-90	268.53	277.37	8.84	4.42	4.029293	17.80786	N-88-90	-60	90
N-88-90	292.91	298.09	5.18	2.59	12.03188	31.1722	N-88-90	-60	90
N-88-91	293.52	295.50	1.98	0.99	1.187308	1.176147	N-88-91	-60	90
N-88-92	303.28	309.37	6.10	3.05	1.718925	5.239283	N-88-92	-60	90
N-88-94	254.51	256.03	1.52	0.76	7.029	5.356098	N-88-94	-60	90
N-88-95	68.58	70.10	1.52	0.76	3.258	2.482596	N-88-95	-60	90
N-88-95	448.06	449.58	1.52	0.76	2.915	2.22123	N-88-95	-60	90
N-88-96	15.09	24.38	9.30	4.65	2.515607	11.69304	N-88-96	-60	90
N-88-96	189.28	192.33	3.05	1.52	4.869	7.420356	N-88-96	-60	90
N-89-142	89.00	98.48	9.48	6.09	0.550633	3.3551	N-89-142	-50	90
N-89-143	53.22	55.32	2.10	1.35	0.800391	1.082017	N-89-143	-50	90
N-89-144	181.66	186.54	4.88	2.80	2.684444	7.508973	N-89-144	-55	90
N-89-145	152.25	158.50	6.25	2.64	6.626083	17.49742	N-89-145	-65	90
N-89-146	128.02	128.90	0.88	0.37	3.566	1.332118	N-89-146	-65	90
N-89-147	202.91	211.74	8.84	3.74	2.665252	9.956334	N-89-147	-65	90
N-90-148	174.80	178.31	3.51	2.01	6.395522	12.8582	N-90-148	-55	90
N-90-152	251.16	253.75	2.59	1.70	3.931059	6.68169	N-90-152	-49	90
U-1	74.98	78.33	3.35	3.29	11.83318	38.94536	U-1	11	90
U-10	90.83	96.62	5.79	4.44	9.709526	43.07453	U-10	40	90
U-11	79.86	82.60	2.74	2.69	8.6755	23.36138	U-11	-11	90
U-12	83.82	86.56	2.74	2.10	3.4786	7.309976	U-12	40	90
U-12	93.27	96.47	3.20	2.45	2.139238	5.24466	U-12	40	90
U-14	86.26	89.61	3.35	3.31	5.566045	18.43208	U-14	9	90
U-14	101.80	103.63	1.83	1.81	5.189167	9.373111	U-14	9	90
U-15	85.50	89.46	3.96	3.75	12.95354	48.53073	U-15	19	90
U-15	96.62	101.19	4.57	4.32	2.880333	12.45142	U-15	19	90
U-16	85.19	89.92	4.72	4.17	5.987419	24.97591	U-16	28	90
U-17	92.05	94.79	2.74	2.16	6.701778	14.48704	U-17	38	90
U-18	83.36	91.44	8.08	7.98	3.775717	30.12175	U-18	-9	90
U-19	94.18	98.76	4.57	4.35	1.204667	5.238168	U-19	-18	90
U-19	105.77	108.81	3.05	2.90	2.7571	7.992337	U-19	-18	90
U-2	94.18	96.62	2.44	2.26	5.54625	12.53921	U-2	22	90
U-2	101.50	103.94	2.44	2.26	9.267125	20.95153	U-2	22	90
U-28	86.87	94.49	7.62	7.55	5.81216	43.85765	U-28	8	90
U-29	87.17	90.22	3.05	2.93	1.4263	4.178953	U-29	16	90
U-3	83.06	86.26	3.20	2.71	8.466286	22.97829	U-3	32	90
U-34	72.85	75.90	3.05	3.00	9.4914	28.49028	U-34	10	90
U-34	86.56	96.16	9.60	9.46	2.360032	22.31489	U-34	10	90
U-35	97.84	101.04	3.20	3.01	7.675952	23.0846	U-35	20	90
U-36	79.86	86.87	7.01	6.07	10.20952	61.98389	U-36	30	90
U-36	95.71	99.06	3.35	2.90	2.272545	6.598586	U-36	30	90
U-37	100.28	102.11	1.83	1.40	1.508667	2.113555	U-37	40	90
U-4	89.61	90.22	0.61	0.46	8.127	3.738997	U-4	41	90

COMPOSITE INTERSECTIONS

Hole ID	From	To	Width	LS Horiz W	g/t	g x HW	Hole No	hole dip	zone dip
U-4	94.18	102.11	7.92	5.98	14.8555	88.84959	U-4	41	90
U-41	90.83	97.08	6.25	6.17	5.479707	33.81786	U-41	9	90
U-42	88.39	90.53	2.13	2.03	4.859571	9.860917	U-42	18	90
U-44	95.40	98.45	3.05	2.40	1.629	3.912625	U-44	38	90
U-45	94.49	97.84	3.35	3.30	0.860455	2.841103	U-45	-10	90
U-46	92.96	94.34	1.37	1.30	2.228889	2.890586	U-46	-19	90
U-47	97.23	99.06	1.83	1.64	5.3495	8.793051	U-47	-26	90
U-5	74.52	77.72	3.20	3.14	11.92133	37.45206	U-5	-11	90
U-50	171.91	178.61	6.71	6.62	29.29014	193.9898	U-50	9	90
U-50	193.55	195.38	1.83	1.81	27.32942	49.3647	U-50	9	90
U-6	80.16	89.00	8.84	8.31	4.665259	38.75025	U-6	-20	90
U-8	83.21	85.34	2.13	1.98	23.53271	46.55334	U-8	22	90
U-8	104.85	106.68	1.83	1.70	4.092	6.938534	U-8	22	90

APPENDIX – 4

WORKING NOTES AND DRAWINGS RE RESOURCE ESTIMATES


WORKING PLAN SHOWING GEOSOFT GRID
ALL DRILL HOLES IN DATABASE
AND
CLAIM BOUNDARY
NAD 83 UTM COORDS
0
500 metres
VALGOLD EAST SECTIONS
SECTIONS JD, JP, RP AND EAST ZONE
GARCON SECTIONS
East Zone
Garrcon
Zone
JD Zone
JP and
RP Zones
DRILL SECTIONS NUMBERS ARE THE
NAD 83 UTM EASTING WHERE THE
SECTION CROSSES THE CENTRE
LINE OF THE SECTIONS
N
5 375 000N
5 374 000N
5 373 000N
577 000E
578 000E
579 000E
580 000E



Elevation 300 metres
Elevation 200 metres
Elevation 100 metres
Elevation Mean Sea
Elevation -100 metres
Elevation -200 metres
Elevation -300 metres
JD Zone Incompletely Drilled and Open and Untested at Depth
RP Zone Incompletely Drilled and Open and Untested at Depth
EAST Zone Incompletely Drilled and Open and Untested at Depth
PIERCE-POINT LEGEND
ZONE NAME
HORIZONTAL WIDTH PERPENDICULAR TO SECTION
HOLE ID
POLYGON AREA (Square metres)
GOLD GRADE Grams per tonne

RESOURCE ESTIMATE WORK SHEET

Hole ID	From	To	Width	LS Horiz W	g/t	Zone ID	Area m2	SG	Tonnage	Grams	Ounces	Category	INDICATED TONNES	INDICATED GRAMS	INDICATED OUNCES	INFERRED TONNES	INFERRED GRAMS	INFERRED OUNCES
GAR-71	139.08	143.07	3.99	2.82	3.58	East Zone	618	2.8	4886	17477.7	562.0	INDICATED	4886	17477.7	562	0	0	0
G06-29	178.00	182.00	4.00	2.96	3.78	East Zone	1517	2.8	12567	47534.7	1528.4	INFERRED	0	0	0	12567	47534.7	1528.4
G06-35	206.00	208.00	2.00	1.41	5.71	East Zone	1965	2.8	7767	44349.6	1426.0	INFERRED	0	0	0	7767	44349.6	1426
G07-05	121.00	125.00	4.00	1.89	7.15	East Zone	1297	2.8	6874	49166.3	1580.9	INFERRED	0	0	0	6874	49166.3	1580.9
G07-07	47.00	52.00	5.00	10.89	1.49	East Zone	1561	2.8	47610	70843.7	2277.9	INFERRED	0	0	0	47610	70843.7	2277.9
G07-07	80.00	82.00	2.00	1.20	5.56	East Zone	1325	2.8	4465	24803.1	797.5	INFERRED	0	0	0	4465	24803.1	797.5
G07-08	70.00	74.00	4.00	2.29	5.47	East Zone	1906	2.8	12244	66944.1	2152.5	INFERRED	0	0	0	12244	66944.1	2152.5
G07-09	588.50	589.50	1.00	0.57	1.58	East Zone	1965	2.8	3156	4986.5	160.3	INFERRED	0	0	0	3156	4986.5	160.3
GAR-27	83.18	90.37	7.19	5.09	2.59	East Zone	1410	2.8	20081	51959.5	1670.7	INFERRED	0	0	0	20081	51959.5	1670.7
GAR-33	191.44	202.69	11.25	7.95	13.17	East Zone	1866	2.8	41552	547042.4	17589.8	INFERRED	0	0	0	41552	547042.4	17589.8
GAR-36	195.68	199.89	4.21	2.41	5.84	East Zone	1183	2.8	7991	46682.7	1501.1	INFERRED	0	0	0	7991	46682.7	1501.1
GAR-36	211.23	214.88	3.66	2.10	4.15	East Zone	1287	2.8	7560	31341.9	1007.8	INFERRED	0	0	0	7560	31341.9	1007.8
GAR-37	156.97	162.15	5.18	2.97	1.77	East Zone	1291	2.8	10743	19022.2	611.6	INFERRED	0	0	0	10743	19022.2	611.6
GAR-38	51.39	56.39	5.00	3.21	3.48	East Zone	1965	2.8	17679	61468.4	1976.5	INFERRED	0	0	0	17679	61468.4	1976.5
GAR-39	86.17	92.35	6.19	3.98	3.77	East Zone	1559	2.8	17361	65379.6	2102.2	INFERRED	0	0	0	17361	65379.6	2102.2
GAR-39	124.36	130.79	6.43	4.13	3.88	East Zone	1099	2.8	12721	49377	1587.7	INFERRED	0	0	0	12721	49377	1587.7
GAR-40	103.54	107.05	3.51	2.25	3.04	East Zone	1965	2.8	12397	37631.3	1210.0	INFERRED	0	0	0	12397	37631.3	1210
GAR-41	81.99	85.10	3.11	2.00	14.55	East Zone	1410	2.8	7890	114830.8	3692.3	INFERRED	0	0	0	7890	114830.8	3692.3
GAR-45	234.70	237.32	2.62	1.68	2.50	East Zone	1954	2.8	9219	23057.8	741.4	INFERRED	0	0	0	9219	23057.8	741.4
GAR-45	309.01	312.12	3.11	2.00	5.05	East Zone	1954	2.8	10934	55239.9	1776.2	INFERRED	0	0	0	10934	55239.9	1776.2
GAR-47	386.06	391.42	5.36	3.30	2.59	East Zone	1965	2.8	18171	47126.5	1515.3	INFERRED	0	0	0	18171	47126.5	1515.3
GAR-48	618.80	629.35	10.55	6.78	3.19	East Zone	1965	2.8	37297	118856.8	3821.8	INFERRED	0	0	0	37297	118856.8	3821.8
GAR-54	406.24	409.99	3.75	1.99	2.51	East Zone	1965	2.8	10931	27441.1	882.4	INFERRED	0	0	0	10931	27441.1	882.4
GAR-60	163.74	168.28	4.54	2.92	4.42	East Zone	1957	2.8	15996	70702.7	2273.4	INFERRED	0	0	0	15996	70702.7	2273.4
GAR-66	369.11	373.99	4.88	3.13	7.66	East Zone	1965	2.8	17247	132150.7	4249.2	INFERRED	0	0	0	17247	132150.7	4249.2
GAR-70	115.82	130.45	14.63	10.35	3.25	East Zone	1389	2.8	40235	130589.4	4199.0	INFERRED	0	0	0	40235	130589.4	4199
GAR-77	285.48	292.09	6.61	4.92	0.65	East Zone	1965	2.8	27044	17592.7	565.7	INFERRED	0	0	0	27044	17592.7	565.7
GAR-79	395.75	400.81	5.06	2.53	4.10	East Zone	1220	2.8	8642	35416.6	1138.8	INFERRED	0	0	0	8642	35416.6	1138.8
GAR-79	409.65	412.39	2.74	1.37	4.98	East Zone	1220	2.8	4685	23331.3	750.2	INFERRED	0	0	0	4685	23331.3	750.2
									455,945.0	2,032,347.0	65,348.6	-	4,886.0	17,477.7	562.0	451,059.0	2,014,869.3	64,786.6
G05-02	146.00	146.50	0.50	0.35	0.61	JD Zone	1933	2.8	1917	1169.4	37.6	INFERRED	0	0	0	1917	1169.4	37.6
G06-15	140.00	143.00	3.00	2.17	6.21	JD Zone	1965	2.8	11953	74268	2388.0	INFERRED	0	0	0	11953	74268	2388
N-88-47	39.01	55.78	16.76	10.78	10.85	JD Zone	1965	2.8	59288	643538.9	20692.6	INFERRED	0	0	0	59288	643538.9	20692.6
N-88-48	69.19	70.71	1.52	0.76	21.43	JD Zone	1965	2.8	4193	89860.2	2889.4	INFERRED	0	0	0	4193	89860.2	2889.4
N-88-72	153.31	166.42	13.11	6.55	2.47	JD Zone	1861	2.8	34147	84466.2	2716.0	INFERRED	0	0	0	34147	84466.2	2716
N-88-73	177.09	178.92	1.83	0.91	3.77	JD Zone	1490	2.8	3815	14390.2	462.7	INFERRED	0	0	0	3815	14390.2	462.7
N-88-74	211.53	217.93	6.40	3.20	11.32	JD Zone	1618	2.8	14499	164068.6	5275.5	INFERRED	0	0	0	14499	164068.6	5275.5
N-89-144	181.66	186.54	4.88	2.80	2.68	JD Zone	1965	2.8	15390	41313.6	1328.4	INFERRED	0	0	0	15390	41313.6	1328.4
N-89-145	152.25	158.50	6.25	2.64	6.63	JD Zone	1101	2.8	8141	53942.9	1734.5	INFERRED	0	0	0	8141	53942.9	1734.5
N-90-148	174.80	178.31	3.51	2.01	6.40	JD Zone	1016	2.8	5719	36576	1176.1	INFERRED	0	0	0	5719	36576	1176.1
N-90-152	251.16	253.75	2.59	1.70	3.93	JD Zone	1879	2.8	8943	35155.5	1130.4	INFERRED	0	0	0	8943	35155.5	1130.4
									168,005.0	1,238,749.5	39,831.2	-	-	-	-	168,005.0	1,238,749.5	39,831.2
G06-02	283.59	290.00	6.41	4.61	20.44	JP Main	465	2.8	6003	122709.7	3945.6	INDICATED	6003	122709.7	3945.6	0	0	0
G06-07	240.00	241.00	1.00	0.72	2.47	JP Main	468	2.8	938	2316.9	74.5	INDICATED	938	2316.9	74.5	0	0	0
G06-17	401.91	402.49	0.58	0.41	13.85	JP Main	487	2.8	556	7700.6	247.6	INDICATED	556	7700.6	247.6	0	0	0
N-87-17	160.63	164.59	3.96	1.74	7.16	JP Main	569	2.8	2767	19815.1	637.1	INDICATED	2767	19815.1	637.1	0	0	0
N-87-30	170.38	185.32	14.94	6.31	38.76	JP Main	253	2.8	4471	173287.6	5571.9	INDICATED	4471	173287.6	5571.9	0	0	0
N-87-31	178.16	198.12	19.96	5.17	1.07	JP Main	179	2.8	2590	2766.1	88.9	INDICATED	2590	2766.1	88.9	0	0	0
N-87-32	195.07	202.39	7.32	3.09	8.67	JP Main	316	2.8	2735	23719.4	762.7	INDICATED	2735	23719.4	762.7	0	0	0
N-87-36	161.24	170.08	8.84	2.29	1.58	JP Main	519	2.8	3325	5249	168.8	INDICATED	3325	5249	168.8	0	0	0
N-87-37	123.75	161.39	37.64	10.38	2.53	JP Main	676	2.8	19639	49593.6	1594.6	INDICATED	19639	49593.6	1594.6	0	0	0
N-88-115	100.89	103.94	3.05	1.75	5.57	JP Main	626	2.8	3064	17073.8	549.0	INDICATED	3064	17073.8	549	0	0	0
N-88-116	71.32	73.00	1.68	0.71	47.88	JP Main	577	2.8	1145	54824	1762.8	INDICATED	1145	54824	1762.8	0	0	0
N-88-117	155.75	160.32	4.57	2.62	6.29	JP Main	668	2.8	4905	30836.1	991.5	INDICATED	4905	30836.1	991.5	0	0	0
N-88-118	196.60	199.95	3.35	1.68	3.09	JP Main	345	2.8	1619	4996.5	160.7	INDICATED	1619	4996.5	160.7	0	0	0

RESOURCE ESTIMATE WORK SHEET

Hole ID	From	To	Width	LS Horiz W	g/t	Zone ID	Area m2	SG	Tonnage	Grams	Ounces	Category	INDICATED TONNES	INDICATED GRAMS	INDICATED OUNCES	INFERRED TONNES	INFERRED GRAMS	INFERRED OUNCES
N-88-129	111.86	115.21	3.35	2.29	4.33	JP Main	426	2.8	2727	11815.8	379.9	INDICATED	2727	11815.8	379.9	0	0	0
N-88-133	134.11	138.68	4.57	2.62	4.29	JP Main	290	2.8	2129	9124.9	293.4	INDICATED	2129	9124.9	293.4	0	0	0
N-88-137	156.67	160.02	3.35	2.20	12.14	JP Main	629	2.8	3874	47018.6	1511.9	INDICATED	3874	47018.6	1511.9	0	0	0
N-88-39	162.61	170.69	8.08	3.79	4.22	JP Main	465	2.8	4937	20857.2	670.6	INDICATED	4937	20857.2	670.6	0	0	0
N-88-40	271.58	278.89	7.32	3.09	7.03	JP Main	536	2.8	4640	32623.6	1049.0	INDICATED	4640	32623.6	1049	0	0	0
N-88-42	76.50	82.45	5.94	3.82	4.91	JP Main	466	2.8	4985	24500.5	787.8	INDICATED	4985	24500.5	787.8	0	0	0
N-88-51	121.31	122.83	1.52	0.98	19.07	JP Main	484	2.8	1328	25318.9	814.1	INDICATED	1328	25318.9	814.1	0	0	0
N-88-78	220.37	221.28	0.91	0.46	19.55	JP Main	569	2.8	728	14228.8	457.5	INDICATED	728	14228.8	457.5	0	0	0
N-88-79	216.71	220.07	3.35	1.68	3.46	JP Main	211	2.8	990	3425.9	110.2	INDICATED	990	3425.9	110.2	0	0	0
N-88-89A	183.79	186.23	2.44	1.22	9.41	JP Main	645	2.8	2202	20717.2	666.1	INDICATED	2202	20717.2	666.1	0	0	0
N-88-90	268.53	277.37	8.84	4.42	4.03	JP Main	384	2.8	4752	19147.2	615.7	INDICATED	4752	19147.2	615.7	0	0	0
U-1	74.98	78.33	3.35	3.29	11.83	JP Main	405	2.8	3732	44161.4	1420.0	INDICATED	3732	44161.4	1420	0	0	0
U-10	90.83	96.62	5.79	4.44	9.71	JP Main	388	2.8	4820	46799.9	1504.8	INDICATED	4820	46799.9	1504.8	0	0	0
U-11	79.86	82.60	2.74	2.69	8.68	JP Main	539	2.8	4064	35257.2	1133.7	INDICATED	4064	35257.2	1133.7	0	0	0
U-12	83.82	86.56	2.74	2.10	3.48	JP Main	288	2.8	1695	5896.2	189.6	INDICATED	1695	5896.2	189.6	0	0	0
U-14	86.26	89.61	3.35	3.31	5.57	JP Main	375	2.8	3477	19353.1	622.3	INDICATED	3477	19353.1	622.3	0	0	0
U-15	85.50	89.46	3.75	4.32	12.95	JP Main	215	2.8	2602	33705.1	1083.8	INDICATED	2602	33705.1	1083.8	0	0	0
U-16	85.19	89.92	4.72	4.17	5.99	JP Main	458	2.8	5349	32026.7	1029.8	INDICATED	5349	32026.7	1029.8	0	0	0
U-17	92.05	94.79	2.74	2.16	6.70	JP Main	483	2.8	2923	19589.3	629.9	INDICATED	2923	19589.3	629.9	0	0	0
U-18	83.36	91.44	8.08	7.98	3.78	JP Main	361	2.8	8064	30447.4	979.0	INDICATED	8064	30447.4	979	0	0	0
U-19	105.77	108.81	3.05	2.90	2.76	JP Main	406	2.8	3295	9084.6	292.1	INDICATED	3295	9084.6	292.1	0	0	0
U-2	101.50	103.94	2.44	2.26	9.27	JP Main	267	2.8	1690	15661.4	503.6	INDICATED	1690	15661.4	503.6	0	0	0
U-28	86.87	94.49	7.62	7.55	5.81	JP Main	483	2.8	10205	59313.1	1907.2	INDICATED	10205	59313.1	1907.2	0	0	0
U-29	87.17	90.22	3.05	2.93	1.43	JP Main	122	2.8	1001	1427.7	45.9	INDICATED	1001	1427.7	45.9	0	0	0
U-3	83.06	86.26	3.20	2.71	8.47	JP Main	221	2.8	1679	14214.9	457.1	INDICATED	1679	14214.9	457.1	0	0	0
U-34	72.85	75.90	3.05	3.00	9.49	JP Main	232	2.8	1950	18508.2	595.1	INDICATED	1950	18508.2	595.1	0	0	0
U-35	97.84	101.04	3.20	3.01	7.68	JP Main	265	2.8	2231	17125	550.6	INDICATED	2231	17125	550.6	0	0	0
U-36	79.86	86.87	7.01	6.07	10.21	JP Main	284	2.8	4828	49291.6	1584.9	INDICATED	4828	49291.6	1584.9	0	0	0
U-37	100.28	102.11	1.83	1.40	1.51	JP Main	340	2.8	1334	2012.6	64.7	INDICATED	1334	2012.6	64.7	0	0	0
U-4	89.61	90.22	0.61	0.46	8.13	JP Main	467	2.8	602	4892.5	157.3	INDICATED	602	4892.5	157.3	0	0	0
U-41	90.83	97.08	6.25	6.17	5.48	JP Main	399	2.8	6895	37782.6	1214.9	INDICATED	6895	37782.6	1214.9	0	0	0
U-42	88.39	90.53	2.13	2.03	4.86	JP Main	106	2.8	602	2925.5	94.1	INDICATED	602	2925.5	94.1	0	0	0
U-44	95.40	98.45	3.05	2.40	1.63	JP Main	275	2.8	1849	3012	96.8	INDICATED	1849	3012	96.8	0	0	0
U-45	94.49	97.84	3.35	3.30	0.86	JP Main	556	2.8	5140	4422.7	142.2	INDICATED	5140	4422.7	142.2	0	0	0
U-46	92.96	94.34	1.37	1.30	2.23	JP Main	465	2.8	1689	3764.6	121.0	INDICATED	1689	3764.6	121	0	0	0
U-47	97.23	99.06	1.83	1.64	5.35	JP Main	229	2.8	1054	5638.4	181.3	INDICATED	1054	5638.4	181.3	0	0	0
U-5	74.52	77.72	3.20	3.14	11.92	JP Main	185	2.8	1627	19396	623.7	INDICATED	1627	19396	623.7	0	0	0
U-50	171.91	178.61	6.71	6.62	29.29	JP Main	213	2.8	3950	115696	3720.1	INDICATED	3950	115696	3720.1	0	0	0
U-6	80.16	89.00	8.84	8.31	4.67	JP Main	232	2.8	5396	25173.7	809.4	INDICATED	5396	25173.7	809.4	0	0	0
U-8	83.21	85.34	2.13	1.98	23.53	JP Main	280	2.8	1551	36499.2	1173.6	INDICATED	1551	36499.2	1173.6	0	0	0
G05-06	121.00	124.00	3.00	2.14	1.20	JP Main	1539	2.8	9221	11065.2	355.8	INFERRED	0	0	0	9221	11065.2	355.8
G05-07	164.42	174.00	9.58	6.91	2.33	JP Main	1738	2.8	33649	78503.7	2524.2	INFERRED	0	0	0	33649	78503.7	2524.2
G06-04W2	468.00	469.00	1.00	0.66	1.07	JP Main	1221	2.8	2256	2413.9	77.6	INFERRED	0	0	0	2256	2413.9	77.6
G06-05	331.40	333.60	2.20	1.56	3.41	JP Main	732	2.8	3205	10943.6	351.9	INFERRED	0	0	0	3205	10943.6	351.9
G06-06	299.00	306.00	7.00	4.77	9.78	JP Main	826	2.8	11021	107801.1	3466.3	INFERRED	0	0	0	11021	107801.1	3466.3
G06-08	207.00	208.00	1.00	0.75	2.47	JP Main	1512	2.8	3161	7807.7	251.1	INFERRED	0	0	0	3161	7807.7	251.1
G06-09	294.00	295.00	1.00	0.71	1.43	JP Main	1792	2.8	3548	5073.6	163.1	INFERRED	0	0	0	3548	5073.6	163.1
G06-10	403.00	404.00	1.00	0.71	5.97	JP Main	864	2.8	1711	10214.7	328.4	INFERRED	0	0	0	1711	10214.7	328.4
G06-11	366.00	368.00	2.00	1.43	2.93	JP Main	1409	2.8	5647	16545.7	532.0	INFERRED	0	0	0	5647	16545.7	532
G06-12	318.00	319.00	1.00	0.70	0.64	JP Main	985	2.8	1919	1228.2	39.5	INFERRED	0	0	0	1919	1228.2	39.5
G06-13	216.00	230.00	14.00	9.80	2.32	JP Main	1700	2.8	46626	108372.1	3484.6	INFERRED	0	0	0	46626	108372.1	3484.6
G06-19	301.00	310.00	9.00	6.58	6.27	JP Main	876	2.8	16145	101247.1	3255.5	INFERRED	0	0	0	16145	101247.1	3255.5
G06-20	311.00	315.00	4.00	2.90	2.96	JP Main	1515	2.8	12288	36403.2	1170.5	INFERRED	0	0	0	12288	36403.2	1170.5
G06-23	451.00	455.00	4.00	2.78	1.18	JP Main	1834	2.8	14269	16766.1	539.1	INFERRED	0	0	0	14269	16766.1	539.1
G06-24	440.00	441.00	1.00	0.71	1.86	JP Main	1297	2.8	2581	4800.7	154.4	INFERRED	0	0	0	2581	4800.7	154.4
G06-25	581.00	585.00	4.00	2.29	10.51	JP Main	1860	2.8	11949	125554.1	4037.1	INFERRED	0	0	0	11949	125554.1	4037.1
G06-37	728.00	731.00	3.00	2.12	3.06	JP Main	1805	2.8	10721	32842	1056.0	INFERRED	0	0	0	10721	32842	1056
G06-40	454.00	460.00	6.00	4.35	1.76	JP Main	932	2.8	11358	20027.9	644.0	INFERRED	0	0	0	11358	20027.9	644
G06-41	500.00	508.00	8.00	5.80	1.14	JP Main	1297	2.8	21074	23919	769.1	INFERRED	0	0	0	21074	23919	769.1

RESOURCE ESTIMATE WORK SHEET

Hole ID	From	To	Width	LS Horiz W	g/t	Zone ID	Area m2	SG	Tonnage	Grams	Ounces	Category	INDICATED TONNES	INDICATED GRAMS	INDICATED OUNCES	INFERRED TONNES	INFERRED GRAMS	INFERRED OUNCES
G07-01	472.00	475.00	3.00	2.10	4.80	JP Main	1641	2.8	9644	46291.2	1488.5	INFERRED	0	0	0	9644	46291.2	1488.5
G07-02	442.00	443.00	1.00	0.71	1.22	JP Main	1661	2.8	3294	4018.7	129.2	INFERRED	0	0	0	3294	4018.7	129.2
G07-04	645.00	651.00	6.00	3.56	2.15	JP Main	1942	2.8	19361	41529.3	1335.3	INFERRED	0	0	0	19361	41529.3	1335.3
N-87-11	78.18	78.49	0.30	0.20	12.69	JP Main	1572	2.8	862	10936.2	351.6	INFERRED	0	0	0	862	10936.2	351.6
N-87-21	217.93	224.33	6.40	2.19	3.82	JP Main	1052	2.8	6449	24641.6	792.3	INFERRED	0	0	0	6449	24641.6	792.3
N-87-23	216.10	221.28	5.18	1.77	4.60	JP Main	910	2.8	4516	20768	667.8	INFERRED	0	0	0	4516	20768	667.8
N-87-25	210.62	215.19	4.57	1.56	4.06	JP Main	1425	2.8	6239	25316.2	814.0	INFERRED	0	0	0	6239	25316.2	814
N-87-26	176.48	182.88	6.40	3.94	12.75	JP Main	1240	2.8	13682	174480.7	5610.3	INFERRED	0	0	0	13682	174480.7	5610.3
N-88-104	275.54	281.94	6.40	3.20	2.64	JP Main	1251	2.8	11210	29561.3	950.5	INFERRED	0	0	0	11210	29561.3	950.5
N-88-105	258.47	270.66	12.19	6.10	1.59	JP Main	1079	2.8	18417	29364.5	944.2	INFERRED	0	0	0	18417	29364.5	944.2
N-88-112	173.74	186.23	12.50	8.03	4.27	JP Main	775	2.8	17431	74349.6	2390.7	INFERRED	0	0	0	17431	74349.6	2390.7
N-88-113	47.55	58.22	10.67	7.54	2.20	JP Main	1195	2.8	25240	55641.2	1789.1	INFERRED	0	0	0	25240	55641.2	1789.1
N-88-115	50.60	53.95	3.35	1.92	5.77	JP Main	912	2.8	4911	28321.3	910.7	INFERRED	0	0	0	4911	28321.3	910.7
N-88-122	39.62	39.84	0.21	0.07	21.26	JP Main	1414	2.8	289	6144.1	197.6	INFERRED	0	0	0	289	6144.1	197.6
N-88-124	90.53	99.06	8.53	3.61	9.42	JP Main	1624	2.8	16401	154452.9	4966.3	INFERRED	0	0	0	16401	154452.9	4966.3
N-88-125	97.54	102.11	4.57	3.06	4.42	JP Main	840	2.8	7195	31826.4	1023.4	INFERRED	0	0	0	7195	31826.4	1023.4
N-88-128	39.93	42.98	3.05	2.16	6.27	JP Main	1362	2.8	8219	51505.2	1656.1	INFERRED	0	0	0	8219	51505.2	1656.1
N-88-132	117.35	124.97	7.62	4.90	7.96	JP Main	772	2.8	10588	84231.8	2708.4	INFERRED	0	0	0	10588	84231.8	2708.4
N-88-138	89.61	97.54	7.92	4.66	2.62	JP Main	1078	2.8	14060	36807.5	1183.5	INFERRED	0	0	0	14060	36807.5	1183.5
N-88-43	70.10	72.85	2.74	1.76	3.03	JP Main	1311	2.8	6473	19606.7	630.4	INFERRED	0	0	0	6473	19606.7	630.4
N-88-44	113.23	120.70	7.47	4.80	3.07	JP Main	1473	2.8	19797	60680.6	1951.1	INFERRED	0	0	0	19797	60680.6	1951.1
N-88-45	79.55	82.30	2.74	1.76	3.72	JP Main	792	2.8	3910	14553	467.9	INFERRED	0	0	0	3910	14553	467.9
N-88-49	295.96	304.80	8.84	4.42	10.26	JP Main	1814	2.8	22448	230368.3	7407.3	INFERRED	0	0	0	22448	230368.3	7407.3
N-88-50	59.44	61.57	2.13	1.22	8.79	JP Main	1807	2.8	6192	54429.9	1750.2	INFERRED	0	0	0	6192	54429.9	1750.2
N-88-65	295.05	304.80	9.75	4.88	2.44	JP Main	1468	2.8	20046	48869.6	1571.4	INFERRED	0	0	0	20046	48869.6	1571.4
N-88-66	281.33	286.51	5.18	2.59	2.44	JP Main	1451	2.8	10526	25693.3	826.2	INFERRED	0	0	0	10526	25693.3	826.2
N-88-69	143.87	149.66	5.79	2.90	16.20	JP Main	1701	2.8	13791	223444	7184.7	INFERRED	0	0	0	13791	223444	7184.7
N-88-76	215.19	219.00	3.81	1.91	2.04	JP Main	748	2.8	3990	8154.6	262.2	INFERRED	0	0	0	3990	8154.6	262.2
N-88-83	313.94	315.16	1.22	0.61	7.03	JP Main	842	2.8	1437	10100.7	324.8	INFERRED	0	0	0	1437	10100.7	324.8
N-88-86	397.76	402.03	4.27	2.13	4.24	JP Main	1637	2.8	9780	41440	1332.5	INFERRED	0	0	0	9780	41440	1332.5
N-88-87	655.93	660.50	4.57	1.56	4.81	JP Main	1805	2.8	7903	38010.3	1222.2	INFERRED	0	0	0	7903	38010.3	1222.2
N-88-90	292.91	298.09	5.18	2.59	12.03	JP Main	958	2.8	6950	83621.6	2688.8	INFERRED	0	0	0	6950	83621.6	2688.8
N-88-91	293.52	295.50	1.98	0.99	1.19	JP Main	958	2.8	2657	3154.7	101.4	INFERRED	0	0	0	2657	3154.7	101.4
N-88-92	303.28	309.37	6.10	3.05	1.72	JP Main	1057	2.8	9021	15506.4	498.6	INFERRED	0	0	0	9021	15506.4	498.6
N-88-94	254.51	256.03	1.52	0.76	7.03	JP Main	1637	2.8	3493	24552.3	789.5	INFERRED	0	0	0	3493	24552.3	789.5
N-88-95	448.06	449.58	1.52	0.76	2.92	JP Main	1965	2.8	4193	12222.6	393.0	INFERRED	0	0	0	4193	12222.6	393
N-88-96	15.09	24.38	9.30	4.65	2.52	JP Main	1550	2.8	20173	50747.3	1631.7	INFERRED	0	0	0	20173	50747.3	1631.7
N-88-96	189.28	192.33	3.05	1.52	4.87	JP Main	1057	2.8	4510	21959.2	706.1	INFERRED	0	0	0	4510	21959.2	706.1
									779,990.0	4,095,578.0	131,690.1	-	182,343.0	1,456,745.6	46,840.4	597,647.0	2,638,832.4	84,849.7
N-88-115	112.78	116.13	3.35	1.92	7.90	JP Main S	620	2.8	3338	26377.6	848.2	INDICATED	3338	26377.6	848.2	0	0	0
N-88-127	60.35	71.93	11.58	8.19	4.32	JP Main S	644	2.8	14768	63766.3	2050.4	INDICATED	14768	63766.3	2050.4	0	0	0
N-88-130	96.01	102.11	6.10	2.58	13.72	JP Main S	504	2.8	3636	49871.4	1603.6	INDICATED	3636	49871.4	1603.6	0	0	0
G06-04	371.00	372.00	1.00	0.58	3.09	JP Main S	1965	2.8	3203	9897.3	318.2	INFERRED	0	0	0	3203	9897.3	318.2
N-87-19	122.53	128.78	6.25	2.14	2.50	JP Main S	1141	2.8	6828	17103.8	550.0	INFERRED	0	0	0	6828	17103.8	550
N-87-37	108.20	111.56	3.35	0.92	19.70	JP Main S	1672	2.8	4327	85247	2741.1	INFERRED	0	0	0	4327	85247	2741.1
N-88-116	103.02	109.27	6.25	2.64	4.32	JP Main S	1088	2.8	8045	34719.3	1116.4	INFERRED	0	0	0	8045	34719.3	1116.4
N-88-126	59.44	64.62	5.18	2.59	4.71	JP Main S	1113	2.8	8074	38028.5	1222.8	INFERRED	0	0	0	8074	38028.5	1222.8
N-88-128	105.77	111.25	5.49	3.88	1.94	JP Main S	747	2.8	8114	15728.3	505.7	INFERRED	0	0	0	8114	15728.3	505.7
N-88-129	50.60	54.56	3.96	2.70	3.56	JP Main S	1014	2.8	7673	27321.2	878.5	INFERRED	0	0	0	7673	27321.2	878.5
U-8	104.85	106.68	1.83	1.70	4.09	JP Main S	1331	2.8	6319	25857.3	831.4	INFERRED	0	0	0	6319	25857.3	831.4
									74,325.0	393,918.0	12,666.3	-	21,742.0	140,015.3	4,502.2	52,583.0	253,902.7	8,164.1
N-87-17	153.92	158.19	4.27	1.87	16.17	JP Main Splay	687	2.8	3598	58163.2	1870.2	INDICATED	3598	58163.2	1870.2	0	0	0
N-88-116	91.74	93.42	1.68	0.71	5.28	JP Main Splay	647	2.8	1283	6779	218.0	INDICATED	1283	6779	218	0	0	0
U-15	96.62	101.19	4.57	4.32	2.88	JP Main Splay	560	2.8	6778	19522.9	627.7	INDICATED	6778	19522.9	627.7	0	0	0
U-34	86.56	96.16	9.60	9.46	2.36	JP Main Splay	493	2.8	13052	30803.1	990.5	INDICATED	13052	30803.1	990.5	0	0	0

RESOURCE ESTIMATE WORK SHEET

Hole ID	From	To	Width	LS Horiz W	g/t	Zone ID	Area m2	SG	Tonnage	Grams	Ounces	Category	INDICATED TONNES	INDICATED GRAMS	INDICATED OUNCES	INFERRED TONNES	INFERRED GRAMS	INFERRED OUNCES
U-36	95.71	99.06	3.35	2.90	2.27	JP Main Splay	45	2.8	366	831.8	26.7	INDICATED	366	831.8	26.7	0	0	0
U-4	94.18	102.11	7.92	5.98	14.86	JP Main Splay	413	2.8	6916	102740.6	3303.6	INDICATED	6916	102740.6	3303.6	0	0	0
N-88-118	157.58	160.32	2.74	1.37	9.64	JP Main Splay	1116	2.8	4286	41314.7	1328.4	INFERRED	0	0	0	4286	41314.7	1328.4
N-88-125	61.87	66.45	4.57	3.06	4.05	JP Main Splay	1504	2.8	12883	52129.8	1676.2	INFERRED	0	0	0	12883	52129.8	1676.2
N-88-126	93.88	99.36	5.49	2.74	7.09	JP Main Splay	1492	2.8	11460	81213.2	2611.4	INFERRED	0	0	0	11460	81213.2	2611.4
N-88-128	73.46	81.69	8.23	5.82	8.67	JP Main Splay	775	2.8	12628	109535.5	3522.0	INFERRED	0	0	0	12628	109535.5	3522
N-88-129	98.15	102.11	3.96	2.70	7.86	JP Main Splay	821	2.8	6212	48828.7	1570.1	INFERRED	0	0	0	6212	48828.7	1570.1
N-88-130	133.81	140.21	6.40	2.71	5.38	JP Main Splay	1331	2.8	10081	54237.2	1744.0	INFERRED	0	0	0	10081	54237.2	1744
N-88-131	119.48	125.88	6.40	2.71	3.29	JP Main Splay	1200	2.8	9089	29905.4	961.6	INFERRED	0	0	0	9089	29905.4	961.6
N-88-136	56.08	61.87	5.79	4.44	3.04	JP Main Splay	1073	2.8	13328	40529.7	1303.2	INFERRED	0	0	0	13328	40529.7	1303.2
N-88-41	63.40	74.98	11.58	7.45	3.89	JP Main Splay	801	2.8	16698	64943.8	2088.2	INFERRED	0	0	0	16698	64943.8	2088.2
N-88-45	11.58	19.81	8.23	5.29	2.46	JP Main Splay	1832	2.8	27135	66685.8	2144.2	INFERRED	0	0	0	27135	66685.8	2144.2
N-88-51	103.94	108.51	4.57	2.94	4.25	JP Main Splay	1965	2.8	16169	68749.5	2210.6	INFERRED	0	0	0	16169	68749.5	2210.6
U-12	93.27	96.47	3.20	2.45	2.14	JP Main Splay	965	2.8	6624	14170.3	455.6	INFERRED	0	0	0	6624	14170.3	455.6
U-14	101.80	103.63	1.83	1.81	5.19	JP Main Splay	763	2.8	3859	20025	643.9	INFERRED	0	0	0	3859	20025	643.9
U-2	94.18	96.62	2.44	2.26	5.55	JP Main Splay	858	2.8	5431	30121.7	968.5	INFERRED	0	0	0	5431	30121.7	968.5
U-50	193.55	195.38	1.83	1.81	27.33	JP Main Splay	1240	2.8	6271	171382.8	5510.7	INFERRED	0	0	0	6271	171382.8	5510.7
									194,147.0	1,112,613.7	35,775.3	-	31,993.0	218,840.6	7,036.7	162,154.0	893,773.1	28,738.6
N-87-16	116.43	120.40	3.96	2.55	7.70	RP Zone	343	2.8	2446	18839.7	605.8	INDICATED	2446	18839.7	605.8	0	0	0
N-88-55	99.36	109.73	10.36	5.18	11.71	RP Zone	669	2.8	9706	113697.5	3655.9	INDICATED	9706	113697.5	3655.9	0	0	0
G06-27A	110.00	113.00	3.00	1.81	2.67	RP Zone	1965	2.8	10521	28038.5	901.6	INFERRED	0	0	0	10521	28038.5	901.6
N-87-14	129.84	133.20	3.35	2.16	2.90	RP Zone	1501	2.8	9058	26260.8	844.4	INFERRED	0	0	0	9058	26260.8	844.4
N-87-18	154.53	160.63	6.10	3.82	3.12	RP Zone	1770	2.8	19420	60595.3	1948.4	INFERRED	0	0	0	19420	60595.3	1948.4
N-87-5	74.68	87.78	13.11	8.42	3.98	RP Zone	1770	2.8	41752	166141.9	5342.2	INFERRED	0	0	0	41752	166141.9	5342.2
N-87-5	94.18	105.77	11.58	3.53	2.08	RP Zone	827	2.8	8166	16985.3	546.2	INFERRED	0	0	0	8166	16985.3	546.2
N-87-7	94.79	96.93	2.13	1.28	2.82	RP Zone	1375	2.8	4944	13925.1	447.8	INFERRED	0	0	0	4944	13925.1	447.8
N-88-109	104.24	112.47	8.23	5.29	5.67	RP Zone	719	2.8	10650	60419.8	1942.8	INFERRED	0	0	0	10650	60419.8	1942.8
N-88-54	158.80	163.07	4.27	2.13	8.30	RP Zone	1675	2.8	10007	83089.6	2671.7	INFERRED	0	0	0	10007	83089.6	2671.7
N-88-56	136.55	137.16	0.61	0.30	5.49	RP Zone	1700	2.8	1451	7960.2	256.0	INFERRED	0	0	0	1451	7960.2	256
N-88-62	236.22	237.13	0.91	0.46	6.00	RP Zone	1838	2.8	2353	14120.4	454.0	INFERRED	0	0	0	2353	14120.4	454
N-88-63	189.28	190.80	1.52	0.76	34.36	RP Zone	1597	2.8	3407	117061.1	3764.0	INFERRED	0	0	0	3407	117061.1	3764
N-88-68	114.30	115.82	1.52	0.76	12.69	RP Zone	1208	2.8	2577	32694.4	1051.3	INFERRED	0	0	0	2577	32694.4	1051.3
									136,458.0	759,829.6	24,432.1	-	12,152.0	132,537.2	4,261.7	124,306.0	627,292.4	20,170.4

196 TOTAL INTERCEPTS IN RESOURCE CALCULATION

	INDICATED				INFERRED			
	Tonnes	grams Au	ounces Au	g/t	Tonnes	grams Au	ounces Au	g/t
JP ZONE								
JP Main	182,343	1,456,746	46,840	7.99	597,647	2,638,632	84,850	4.42
JP Main S	21,742	140,015	4,502	6.44	52,583	253,903	8,164	4.83
JP Main Splay	31,993	218,841	7,037	6.84	162,154	893,773	28,739	5.51
JP Zone Total	236,078	1,815,602	58,379	7.69	812,384	3,786,508	121,752	4.66
JD Zone	-	-	-		168,005	1,238,750	39,831	7.37
RP Zone	12,152	132,537	4,262	10.91	124,306	627,292	20,170	5.05
East Zone	4,886	17,478	562	3.58	451,059	2,014,869	64,787	4.47
TOTALS	253,116	1,965,616	63,203	7.77	1,555,754	7,667,419	246,541	4.93

APPENDIX – 5

DRILL HOLE CO-ORDINATES

DRILL HOLE CO-ORDINATES

HOLE ID	NAD 83 UTM E	NAD 83 UTM N	ELEV m	AZIMUTH	LENGTH m	DIP
86-1	579109.35	5374211.89	301.40	340	108.20	-50
86-10	580175.51	5374814.62	287.95	340	152.40	-50
86-11	580175.51	5374814.62	287.95	340	152.40	-50
86-11A	580187.40	5374786.72	291.77	340	152.40	-50
86-12	580119.70	5374790.84	288.67	340	133.20	-50
86-13	580159.77	5374812.86	287.71	340	102.41	-50
86-14	580159.77	5374812.86	287.71	340	87.48	-50
86-15	580131.59	5374762.93	291.47	340	203.00	-50
86-16	580199.29	5374758.81	294.74	340	169.16	-50
86-2	579397.93	5374318.40	302.23	340	144.78	-50
86-3	579587.76	5374646.56	301.70	340	141.73	-50
86-4	579633.03	5374385.62	308.80	340	106.68	-50
86-5	579666.41	5374152.58	308.93	340	106.68	-50
86-6	580046.07	5374808.91	285.24	340	61.57	-50
86-7	580067.42	5374735.59	290.14	340	140.21	-50
86-8	580107.81	5374818.74	285.95	340	155.45	-50
86-9	579996.21	5374771.17	286.69	340	160.02	-50
87-17	579934.46	5374761.34	289.04	340	154.23	-50
87-18	579763.41	5374853.29	294.41	160	181.97	-50
87-19	580133.65	5374796.78	288.65	340	152.40	-50
87-20	580105.75	5374784.89	288.55	340	154.53	-50
87-21	579482.10	5374585.05	303.05	340	152.10	-55
87-22	579720.45	5374683.32	298.44	340	157.58	-56
87-23	580117.64	5374756.99	291.19	340	198.42	-50
87-24	580147.60	5374802.73	288.51	340	160.63	-50
87-25	580135.71	5374830.63	285.23	340	152.40	-50
87-26	580159.49	5374774.83	291.78	340	182.88	-50
87-27	579370.50	5374537.48	306.12	340	167.94	-55
87-28	579258.89	5374489.92	304.19	340	157.58	-50
87-29	580139.60	5374782.83	290.16	340	182.88	-50
87-30	580143.48	5374735.03	294.29	340	239.27	-50
87-31	579147.29	5374442.36	302.06	340	152.40	-50
87-32	580149.66	5374836.57	284.70	340	160.63	-50
87-33	579147.00	5374102.66	302.40	340	29.57	-50
87-34	579147.00	5374102.66	302.40	340	306.63	-50
87-35	579389.69	5374183.01	308.50	160	460.25	-50
87-36	579609.73	5374092.16	309.97	160	269.75	-50
87-37	579670.81	5374142.26	308.26	160	306.63	-50
B-1	577380.00	5374100.00	148.92	290	6.10	9
B-10	577345.00	5374075.00	148.92	335	9.14	3
B-11	577337.00	5374075.00	148.92	152	6.28	9.5
B-12	577326.00	5374066.00	148.92	188	20.73	6
B-13	577402.00	5374111.00	148.92	300	6.10	11
B-14	577408.00	5374113.00	148.92	298	6.40	5
B-15	577413.00	5374116.00	148.92	11	6.10	5
B-16	577418.00	5374119.00	148.92	1	6.10	7.5
B-17	577424.00	5374121.00	148.92	185	6.10	2
B-18	577430.00	5374127.00	148.92	190	6.10	4
B-2	577381.00	5374098.00	148.92	180	6.10	12
B-20	577436.00	5374133.00	148.92	7	6.71	5
B-21	577441.00	5374139.00	148.92	327	6.10	12.5

DRILL HOLE CO-ORDINATES

HOLE ID	NAD 83 UTM E	NAD 83 UTM N	ELEV m	AZIMUTH	LENGTH m	DIP
B-3	577375.00	5374096.00	148.92	312	6.10	12
B-4	577364.00	5374091.00	148.92	338	6.10	11.5
B-5	577360.00	5374086.00	148.92	330	9.45	7.5
B-6	577355.00	5374079.00	148.92	277	12.80	17.5
B-7	577365.00	5374077.00	148.92	167	9.14	11.5
B-8	577351.00	5374075.00	148.92	341	15.85	12
B-9	577352.00	5374073.00	148.92	157	6.71	13
C06-01	578654.25	5373903.70	303.02	342.2	383.00	-44.5
C06-02	578702.01	5374078.34	311.00	277.2	461.00	-44
C06-03	578701.64	5374077.22	311.00	340.5	254.00	-54.4
C06-04	578652.65	5373906.10	303.29	331.3	323.00	-45.1
C06-05B	578543.80	5373847.49	290.00	337.9	497.00	-50.2
C06-06	578583.00	5373884.00	298.00	338.1	134.00	-44.9
C06-07	578574.63	5374063.14	305.00	151.4	422.00	-44.7
C06-08	578430.81	5374014.52	303.25	159.7	422.00	-43
C06-09	578703.77	5373934.24	296.00	338.6	131.00	-45.1
C07-01	578701.07	5373786.85	286.00	326.5	499.00	-48.6
C07-02	578771.92	5373730.85	288.00	337.4	500.00	-46.6
C07-03	578617.92	5373815.76	290.00	333	512.00	-56.1
C07-04	578570.65	5373784.88	288.00	340	581.00	-57
C07-05	579035.01	5374058.07	299.00	340	269.00	-88
G05-01	577116.35	5373949.80	303.00	336.9	200.00	-44.4
G05-02	577099.40	5373910.86	302.00	341.05	200.00	-44.9
G05-03	576998.36	5373834.61	303.00	350.6	302.00	-54.5
G05-04	576819.89	5374108.28	208.00	153.06	341.00	-46.4
G05-05	577306.19	5373959.45	301.00	342.4	182.00	-45.6
G05-06	577251.43	5373939.04	309.00	342.3	161.00	-44.5
G05-07	577274.25	5373889.91	299.00	340.8	230.00	-43.8
G06-01	577418.78	5373903.46	302.00	335.7	305.00	-41.7
G06-02	577433.35	5373860.23	299.00	338.3	31.00	-44
G06-03	577451.52	5373818.57	302.00	340.9	450.00	-44
G06-04	577480.62	5373752.79	304.00	317.3	61.00	-54.4
G06-04W1	577480.62	5373752.79	304.00	333.6	326.30	-48.7
G06-04W2	577480.62	5373752.79	304.00	335.7	495.00	-49.3
G06-04W3	577480.62	5373752.79	304.00	332	482.00	-42.9
G06-05	577412.15	5373814.24	302.00	340.1	461.00	-44.7
G06-06	577388.23	5373840.20	300.00	341.7	371.00	-47.1
G06-07	577370.32	5373884.98	301.26	340.5	314.00	-44.3
G06-08	577319.67	5373871.68	302.68	337.3	317.00	-41.7
G06-09	577346.83	5373807.61	299.00	336.7	380.00	-45
G06-10	577378.57	5373777.08	301.00	337.4	416.00	-45
G06-11	577329.38	5373740.05	302.00	339.2	416.00	-44.3
G06-12	577306.10	5373791.71	301.00	341.2	377.00	-45.9
G06-13	577279.02	5373842.57	304.84	339.5	332.00	-45.6
G06-14	577230.11	5373825.26	306.64	347.7	320.00	-46.1
G06-15	577258.91	5373773.98	300.00	336.4	401.00	-43.6
G06-16	577283.06	5373727.60	303.00	339.5	456.00	-45.1
G06-17	577496.46	5373830.47	301.00	344.1	452.00	-45.3
G06-18	577517.53	5373871.28	295.00	339.2	431.00	-46
G06-19	577512.81	5373922.78	288.00	341.4	350.00	-43
G06-20	577547.50	5373933.66	288.00	339.8	371.00	-43.6

DRILL HOLE CO-ORDINATES

HOLE ID	NAD 83 UTM E	NAD 83 UTM N	ELEV m	AZIMUTH	LENGTH m	DIP
G06-21	577574.39	5373884.60	289.00	339.2	452.00	-46
G06-22	577588.70	5373826.56	290.00	341.5	500.00	-44
G06-23	577526.17	5373771.05	300.00	339.2	539.00	-46
G06-24	577432.73	5373736.64	304.00	337.3	524.00	-44.7
G06-25	577461.47	5373662.35	300.00	339.2	671.00	-55
G06-26	577349.39	5373685.05	304.00	343.5	629.00	-47.4
G06-27	577760.28	5374350.04	285.00	160	77.00	-45.7
G06-27A	577760.28	5374350.04	285.00	160	401.00	-50.4
G06-28	577799.41	5374368.48	285.00	160	74.00	-44.5
G06-29	578071.20	5374175.29	291.00	340	353.00	-42.3
G06-30	578161.70	5373903.00	293.00	326.4	341.00	-42
G06-31	578247.91	5373934.44	301.00	333.8	290.00	-42.5
G06-32	578356.00	5373965.00	307.00	328.2	638.00	-42.5
G06-33	578617.82	5373815.76	298.53	339.8	430.00	-52.5
G06-34	578219.00	5373916.00	298.00	339.7	740.00	-47.6
G06-35	578012.92	5374149.19	291.81	337.3	251.00	-45.1
G06-36	577954.99	5374130.60	284.49	341.1	251.00	-45
G06-37	577499.86	5373585.00	291.04	334.4	786.00	-55.2
G06-37W1	577499.86	5373585.00	291.00	334.4	800.00	-49.5
G06-38	577411.39	5373651.01	302.96	345.3	797.00	-54.6
G06-39	577455.00	5373748.00	304.00	341	560.00	-43
G06-40	577466.75	5373790.46	304.00	341	497.00	-43.5
G06-41	577485.00	5373742.00	302.00	341	536.00	-43.5
G06-42	577506.73	5373752.04	301.00	341	584.00	-43.5
G07-01	577508.21	5373726.29	300.00	339	536.00	-45.6
G07-02	577488.46	5373728.43	303.00	341.1	551.00	-44.9
G07-03	577446.95	5373698.95	302.00	338.6	603.00	-54.5
G07-04	577477.20	5373624.21	295.00	338.5	759.00	-53.6
G07-05	578123.17	5374041.57	296.00	340	542.00	-55
G07-06	578064.20	5374180.29	291.00	340	455.00	-57
G07-07	578039.41	5374244.23	289.00	335	257.00	-55
G07-08	578070.97	5374034.72	291.00	335	593.00	-53
G07-09	578149.44	5373973.18	297.00	334	698.00	-55
GAR-20	578333.42	5373876.60	301.00	148	275.84	-45
GAR-21	578247.68	5373861.16	296.00	142	140.21	-45
GAR-22	578700.41	5374021.13	310.00	140	285.60	-45
GAR-23	578873.76	5374078.52	302.42	150	303.89	-45
GAR-24	578981.24	5374058.39	292.00	150	233.78	-45
GAR-25B	579065.54	5374092.67	302.93	155	178.92	-45
GAR-26	578521.58	5374208.67	294.65	340	243.84	-45
GAR-27	578474.02	5374320.27	291.93	340	245.36	-45
GAR-28	578615.35	5374298.08	291.94	340	139.29	-45
GAR-29	578729.33	5374340.06	291.94	340	139.29	-45
GAR-30	578844.50	5374379.25	292.26	338	142.34	-45
GAR-31	578962.05	5374412.87	295.52	340	148.44	-45
GAR-32	578368.36	5374258.76	287.96	340	269.50	-45
GAR-33	578268.65	5374183.29	289.53	340	395.00	-45
GAR-34	578421.87	5374133.20	293.05	340	251.00	-45
GAR-35A	578192.71	5374052.03	290.34	345	593.14	-50
GAR-36	578228.86	5374199.31	288.23	340	409.96	-55
GAR-37	578284.66	5374223.09	288.27	330	256.03	-55

DRILL HOLE CO-ORDINATES

HOLE ID	NAD 83 UTM E	NAD 83 UTM N	ELEV m	AZIMUTH	LENGTH m	DIP
GAR-38	578280.54	5374155.39	290.53	340	305.00	-50
GAR-39	578344.58	5374314.56	285.84	250	238.66	-50
GAR-40	578219.02	5374261.05	286.08	340	286.00	-50
GAR-41	578457.28	5374313.14	291.27	340	178.92	-50
GAR-42	578487.97	5374326.22	292.34	340	112.78	-50
GAR-43	578507.86	5374318.21	292.35	340	152.40	-50
GAR-44	578533.71	5374296.25	293.14	340	157.89	-50
GAR-45	578366.07	5374109.42	293.16	340	357.00	-50
GAR-46	578039.49	5374102.12	292.00	336	418.80	-50
GAR-47	578497.33	5374033.49	299.14	340	529.74	-52
GAR-48	578553.13	5374057.27	300.73	345	669.04	-50
GAR-49	578810.19	5374150.34	299.73	336	470.00	-50
GAR-50	578995.43	5374179.83	298.36	336	474.88	-50
GAR-51	578278.48	5374121.55	291.39	340	245.00	-50
GAR-52	578511.05	5373923.95	302.47	340	213.94	-40
GAR-53A	578254.93	5374192.28	289.13	340	472.74	-60
GAR-54	578257.69	5374181.92	289.46	337	473.00	-58
GAR-55	578533.00	5373949.79	302.28	340	228.90	-45
GAR-56	578572.79	5373933.78	303.02	340	197.57	-45
GAR-57	578600.69	5373945.67	302.72	340	186.96	-45
GAR-58	578216.00	5374144.37	288.97	340	398.00	-50
GAR-59	578610.76	5373999.41	302.59	340	152.95	-43.5
GAR-60	578187.87	5374218.11	286.08	340	215.00	-50
GAR-61	578646.98	5373991.77	303.67	340	183.95	-50
GAR-62	578149.84	5374218.38	284.65	337	411.00	-55
GAR-63	578467.69	5373948.33	301.27	340	155.78	-48
GAR-64	578137.95	5374246.28	283.97	340	305.00	-50
GAR-65	578292.30	5374259.31	286.82	340	288.00	-50
GAR-66	578151.83	5374117.03	286.78	340	393.00	-50
GAR-67	578342.52	5374280.71	286.55	340	259.00	-50
GAR-68	578341.52	5374375.89	284.48	250	254.75	-45
GAR-69	578408.11	5374143.82	292.28	340	461.00	-45
GAR-70	578338.99	5374211.63	288.75	340	249.00	-45
GAR-71	578319.23	5374188.37	289.63	340	295.00	-45
GAR-72	578384.93	5374084.49	294.45	337	706.83	-60
GAR-73	578509.92	5374352.06	291.42	250	137.77	-50
GAR-74	578593.16	5374156.75	297.68	250	165.81	-50
GAR-75	578656.50	5373969.45	304.13	340	270.97	-55
GAR-76	578660.62	5374037.14	304.09	340	154.84	-50
GAR-77	577971.80	5374106.24	284.87	340	434.00	-42
GAR-78	577983.69	5374078.34	286.33	340	530.00	-60
GAR-79	578051.38	5374074.22	292.00	337	547.73	-60
GD85-1	578609.38	5374063.77	302.97	350	110.03	-50
GD85-2	578637.07	5373755.12	297.18	360	93.88	-58
GD85-3	579038.21	5374166.08	300.35	210	110.95	-45
GD85-4	578582.12	5373879.40	304.64	155	143.87	-60
GD85-5	578598.51	5373987.93	302.17	350	160.02	-61
GD86-10	578626.06	5373982.85	302.92	160	256.34	-45.5
GD86-11	578281.10	5373999.36	293.51	160	180.44	-45.5
GD86-12	578570.97	5374015.42	301.77	340	165.51	-45
GD86-13	578676.63	5374076.93	303.20	343	181.05	-44

DRILL HOLE CO-ORDINATES

HOLE ID	NAD 83 UTM E	NAD 83 UTM N	ELEV m	AZIMUTH	LENGTH m	DIP
GD86-14	578427.62	5373926.31	299.03	160	300.53	-45
GD86-15	578812.51	5374021.10	306.70	160	274.02	-45
GD86-16	578549.01	5373989.58	301.62	340	115.52	-45
GD86-17	578449.77	5374145.09	293.14	160	198.12	-45
GD86-18	578433.76	5374105.30	294.61	160	131.06	-45
GD86-19	578506.25	5374012.56	300.21	345	95.40	-45
GD86-6	578638.62	5374088.76	302.00	340	129.84	-55
GD86-7	578710.25	5374160.50	298.21	157	259.08	-48
GD86-8	578586.98	5374055.21	302.32	340	129.54	-50.5
GD86-9	578490.35	5373929.96	302.32	160	280.11	-45
GE-88-05	577416.04	5373415.27	301.80	178	259.38	-52
GE-88-06	577437.05	5373354.45	295.40	176	322.17	-51
GE-88-07	577419.73	5373417.39	301.30	168	367.89	-50
GE-88-08	577405.49	5373409.88	302.20	185	355.70	-50
GE-88-09	577297.41	5373389.40	291.00	360	114.91	-50
GE-88-10	577395.73	5373455.24	304.00	182	266.09	-51
GE-88-10A	577392.89	5373462.94	304.80	180	47.24	-50
GE-88-11	577354.48	5373404.03	306.30	340	93.57	-50
GE-88-12	577399.86	5373457.40	303.40	180	225.55	-50
GE-88-13	577567.42	5373043.76	293.00	360	514.50	-55
GE-88-14	577566.05	5373046.99	293.00	360	471.59	-60
GE-88-15	577402.96	5373360.19	301.40	180	368.81	-60
GE-88-16	577388.68	5373291.19	298.20	167	333.76	-60
GE-88-17	577503.30	5373048.75	293.00	360	330.40	-54
GE-88-18	577694.68	5373617.83	292.10	330	267.00	-50
N-87-1	577474.90	5374017.45	287.90	340	90.22	-60
N-87-10	577125.18	5373926.76	303.50	340	96.01	-50
N-87-11	577236.19	5373975.72	302.80	340	215.50	-50
N-87-12	577707.45	5374339.75	284.70	160	310.00	-50
N-87-13	577290.21	5374003.68	302.20	340	194.16	-50
N-87-14	577645.70	5374329.92	285.10	160	193.90	-50
N-87-15	577339.47	5374042.81	300.30	340	178.92	-50
N-87-16	577589.90	5374306.14	287.40	160	178.92	-50
N-87-17	577410.13	5374031.71	299.30	340	203.30	-64
N-87-18	577526.88	5374277.63	292.50	160	187.15	-50
N-87-19	577348.39	5374021.88	299.50	340	249.33	-70
N-87-2	577390.33	5373987.67	294.60	340	328.00	-50
N-87-20	577556.05	5374308.20	288.60	160	313.03	-70
N-87-21	577438.03	5374043.61	299.80	340	325.00	-70
N-87-22	577472.35	5374272.52	292.00	160	282.24	-52
N-87-23	577465.93	5374055.50	300.00	340	299.62	-70
N-87-24	577422.49	5374234.79	290.20	160	41.76	-50
N-87-25	577491.46	5374072.97	299.50	340	288.34	-70
N-87-26	577388.65	5374236.85	292.00	160	270.97	-52
N-87-27	577429.16	5373987.07	291.40	340	166.12	-70
N-87-28	577435.57	5374204.10	290.30	160	35.05	-50
N-87-29	577429.16	5373987.07	291.40	340	388.62	-70
N-87-3	577859.47	5374091.34	285.00	340	355.70	-50
N-87-30	577350.68	5374171.22	294.90	160	289.26	-65
N-87-31	577381.04	5374022.61	298.60	340	324.92	-75
N-87-32	577322.78	5374159.33	297.90	160	350.60	-65

DRILL HOLE CO-ORDINATES

HOLE ID	NAD 83 UTM E	NAD 83 UTM N	ELEV m	AZIMUTH	LENGTH m	DIP
N-87-33	577326.43	5373996.04	297.50	340	32.31	-70
N-87-34	577610.75	5374179.85	285.00	340	39.62	-50
N-87-35	577638.65	5374191.74	284.60	340	32.31	-65
N-87-36	577276.45	5373976.39	301.90	340	209.09	-75
N-87-37	577318.70	5374014.18	299.90	340	329.18	-74
N-87-38	577239.08	5374123.66	304.10	160	334.06	-65
N-87-4	577542.83	5374055.30	285.60	340	262.13	-53
N-87-5	577567.94	5374280.29	290.20	160	248.11	-50
N-87-6	577051.07	5373713.85	303.50	340	330.10	-50
N-87-7	577629.69	5374290.13	287.90	160	322.17	-53
N-87-8	577134.30	5373750.64	302.30	340	309.37	-50
N-87-9	577679.55	5374327.86	285.90	160	313.03	-50
N-88-100	577653.00	5374003.35	284.80	340	537.06	-60
N-88-101	577529.51	5373983.68	285.40	340	431.29	-60
N-88-102	577585.31	5374007.46	286.20	340	438.00	-60
N-88-103	577545.52	5374023.48	286.10	340	439.83	-60
N-88-104	577517.62	5374011.58	287.40	340	367.89	-60
N-88-105	577489.72	5373999.69	288.80	340	391.97	-60
N-88-106	577461.81	5373987.80	290.10	340	388.01	-60
N-88-107	577266.51	5373904.57	299.90	340	428.55	-60
N-88-108	577601.79	5374278.23	289.00	160	321.87	-65
N-88-109	577601.79	5374278.23	289.00	160	211.23	-50
N-88-110	577573.89	5374266.34	289.80	160	203.00	-45
N-88-111	577534.10	5374282.35	292.30	160	291.39	-60
N-88-112	577382.70	5374250.80	292.60	160	276.15	-50
N-88-113	577390.47	5374155.21	296.00	160	123.75	-45
N-88-114	577369.87	5373816.75	295.70	340	523.95	-50
N-88-115	577362.57	5374143.32	294.10	160	160.32	-55
N-88-116	577362.57	5374143.32	294.50	160	181.70	-65
N-88-117	577294.88	5374147.44	300.00	160	209.09	-55
N-88-118	577294.88	5374147.44	300.20	160	244.14	-60
N-88-119	577290.76	5374079.75	302.30	160	105.16	-45
N-88-120	577262.86	5374067.86	303.40	170	108.51	-45
N-88-121	577262.86	5374067.86	303.30	160	184.71	-65
N-88-122	577262.86	5374067.86	303.20	160	212.14	-70
N-88-123	577318.11	5374015.57	300.30	340	152.10	-60
N-88-124	577318.11	5374015.57	300.50	340	169.80	-65
N-88-125	577348.39	5374021.88	299.60	340	152.10	-48
N-88-126	577348.39	5374021.88	299.70	340	181.97	-60
N-88-127	577346.56	5374103.53	298.40	160	93.27	-45
N-88-128	577334.67	5374131.43	296.50	160	120.70	-45
N-88-129	577382.23	5374019.82	298.80	340	151.80	-47
N-88-130	577382.23	5374019.82	298.80	340	214.90	-65
N-88-131	577438.03	5374043.61	300.50	340	199.95	-65
N-88-132	577438.03	5374043.61	300.50	340	213.97	-50
N-88-133	577438.03	5374043.61	300.60	340	259.99	-55
N-88-134	577465.93	5374055.50	300.30	336	170.08	-45
N-88-135	577465.93	5374055.50	300.20	334.5	146.00	-55
N-88-136	577362.57	5374143.32	294.40	157	137.46	-40
N-88-137	577391.02	5374231.27	292.30	160	198.12	-49
N-88-138	577456.34	5374232.73	290.10	160	121.92	-54

DRILL HOLE CO-ORDINATES

HOLE ID	NAD 83 UTM E	NAD 83 UTM N	ELEV m	AZIMUTH	LENGTH m	DIP
N-88-139	579106.14	5374770.99	299.70	340	182.90	-55
N-88-140	577487.89	5374081.34	299.70	331	242.62	-68
N-88-39	577266.98	5374135.55	302.70	160	333.45	-62
N-88-40	577297.67	5374148.63	300.20	160	340.16	-65
N-88-41	577398.24	5374059.62	296.80	340	203.00	-50
N-88-42	577426.14	5374071.51	296.10	340	203.00	-50
N-88-43	577451.07	5374090.37	293.00	336	175.56	-50
N-88-44	577487.89	5374081.34	299.90	340	184.71	-50
N-88-45	577370.34	5374047.73	298.50	340	218.24	-50
N-88-46	577127.47	5374076.09	305.70	160	487.68	-51
N-88-47	577071.67	5374052.31	306.20	160	619.35	-62.5
N-88-48	577003.98	5374056.43	306.70	160	504.75	-60
N-88-49	577429.79	5373908.22	291.10	340	457.50	-60
N-88-50	577313.11	5374027.29	302.80	340	172.52	-55
N-88-51	577512.64	5374108.37	287.30	340	231.34	-50
N-88-52	577537.75	5374119.07	286.80	340	266.40	-50.5
N-88-53	577593.55	5374142.85	285.80	340	257.86	-60
N-88-54	577621.45	5374154.74	284.90	340	245.67	-60
N-88-55	577649.35	5374166.63	284.40	340	282.24	-60
N-88-56	577677.25	5374178.52	283.90	337	288.34	-60
N-88-57	577717.04	5374162.51	283.30	340	355.40	-61
N-88-58	577744.94	5374174.40	283.20	340	324.92	-60
N-88-59	577772.84	5374186.29	282.70	340	91.74	-70
N-88-60	577490.27	5374075.76	300.00	340	288.40	-60
N-88-61	577701.03	5374122.72	283.60	340	365.15	-60
N-88-62	577673.13	5374110.83	283.90	340	443.18	-60
N-88-63	577645.23	5374098.94	284.40	340	190.90	-60
N-88-64	577618.52	5374084.26	284.90	340	218.24	-60
N-88-65	577589.43	5374075.16	285.10	340	388.92	-60
N-88-66	577561.53	5374063.27	285.80	340	346.25	-60
N-88-67	577565.65	5374130.96	286.30	340	270.05	-60
N-88-68	577562.00	5374294.24	289.20	160	315.77	-60
N-88-69	577450.39	5374246.68	291.20	160	230.43	-60
N-88-70	577099.57	5374064.20	305.60	160	220.68	-60
N-88-71	577087.68	5374092.11	306.00	160	432.21	-60
N-88-72	577075.79	5374120.01	306.60	160	264.00	-60
N-88-73	577047.89	5374108.12	309.00	160	303.58	-60
N-88-74	577036.00	5374136.02	310.00	160	321.26	-60
N-88-75	577024.11	5374163.92	311.00	160	547.42	-60
N-88-76	577433.91	5373975.91	291.10	340	306.63	-60
N-88-77	577157.35	5374218.72	312.00	340	623.62	-90
N-88-78	577406.01	5373964.02	291.60	340	303.58	-60
N-88-79	577378.11	5373952.13	291.70	340	327.96	-60
N-88-80	577569.30	5373967.67	286.90	340	403.86	-60
N-88-81	577541.40	5373955.78	287.60	340	413.92	-60
N-88-82	577521.82	5373924.36	288.80	340	466.95	-60
N-88-83	577485.60	5373932.00	288.20	340	442.87	-60
N-88-84	577451.75	5373934.06	289.20	340	463.91	-60
N-88-85	577481.48	5373864.31	299.60	340	527.00	-60
N-88-86	577453.57	5373852.42	302.10	340	506.88	-60
N-88-87	577477.36	5373796.62	303.90	340	706.83	-70

DRILL HOLE CO-ORDINATES

HOLE ID	NAD 83 UTM E	NAD 83 UTM N	ELEV m	AZIMUTH	LENGTH m	DIP
N-88-88	577350.21	5373940.24	292.20	340	279.90	-60
N-88-89A	577321.48	5373930.30	296.90	340	288.34	-60
N-88-90	577401.89	5373896.33	292.40	340	401.12	-60
N-88-91	577373.99	5373884.44	291.60	340	501.70	-60
N-88-92	577346.09	5373872.55	291.70	340	556.26	-60
N-88-93	577306.30	5373888.56	292.80	340	91.44	-60
N-88-93A	577306.78	5373887.44	293.50	340	209.09	-60
N-88-94	577290.29	5373848.77	293.10	340	355.40	-60
N-88-95	577262.39	5373836.88	291.60	340	498.65	-60
N-88-96	577294.41	5373916.46	297.30	340	303.58	-60
N-88-97	577425.67	5373840.53	299.90	340	523.95	-60
N-88-98	577397.77	5373828.64	298.00	340	32.00	-65
N-88-99	577421.55	5373772.84	301.00	340	580.95	-70
N-89-141	576942.23	5374046.60	311.95	160	185.01	-50
N-89-142	576874.54	5374050.72	307.00	160	213.97	-50
N-89-143	576824.68	5374012.99	307.15	160	184.71	-50
N-89-144	576980.20	5374112.24	307.94	160	306.02	-55
N-89-145	576942.23	5374046.60	311.95	160	249.02	-65
N-89-146	576886.43	5374022.82	310.03	160	245.97	-65
N-89-147	576908.38	5374048.66	308.00	160	242.32	-65
N-90-148	576924.40	5374088.45	309.00	160	364.30	-55
N-90-149	576867.29	5374067.74	309.61	160	364.30	-55
N-90-150	577003.15	5374058.39	309.86	160	182.00	-49
N-90-151	576956.42	5374168.04	311.00	160	372.16	-49
N-90-152	576900.61	5374144.26	308.60	160	345.34	-49
N-90-153	577043.77	5374040.42	308.63	160	92.35	-60
N-90-154	577379.05	5374414.09	283.20	160	783.79	-60
N-90-155	577323.25	5374390.31	286.13	160	709.82	-65
N-90-156	577267.45	5374366.53	287.37	160	1000.66	-70
N-90-157	577255.56	5374394.43	285.64	160	445.92	-70
N-90-158	577311.36	5374418.21	284.10	160	1012.73	-68.8
N-90-159	577245.96	5374571.66	280.90	160	113.08	-45
N-92-160	577245.96	5374571.66	280.90	160	100.90	-60
N-92-161	576883.32	5374494.26	284.69	340	138.07	-60
N-92-162	577349.32	5374483.84	301.00	340	192.63	-60
N-92-163	577361.21	5374455.94	291.00	340	103.02	-45
N-92-164	577303.59	5374513.80	279.04	340	79.86	-60
N-92-165	577303.59	5374513.80	279.04	340	77.72	-60
N-92-166	577251.99	5374402.80	284.77	340	103.94	-45
U-1	577331.00	5374163.00	148.92	147	101.50	11
U-10	577331.00	5374163.00	148.92	159	103.02	40
U-11	577331.00	5374163.00	148.92	159	92.70	-11
U-12	577331.00	5374163.00	148.92	159	100.00	40
U-13	577331.00	5374163.00	148.92	159	109.73	-28
U-14	577331.00	5374163.00	148.92	174	105.46	9
U-15	577331.00	5374163.00	148.92	174	102.11	19
U-16	577331.00	5374163.00	148.92	174	98.20	28
U-17	577331.00	5374163.00	148.92	174	105.77	38
U-18	577331.00	5374163.00	148.92	174	105.46	-9
U-19	577331.00	5374163.00	148.92	174	118.87	-18
U-2	577331.00	5374163.00	148.92	147	105.46	22

DRILL HOLE CO-ORDINATES

HOLE ID	NAD 83 UTM E	NAD 83 UTM N	ELEV m	AZIMUTH	LENGTH m	DIP
U-20	577331.00	5374163.00	148.92	173	120.40	-25
U-28	577331.00	5374163.00	148.92	184	124.40	8
U-29	577331.00	5374163.00	148.92	184	117.10	16
U-3	577331.00	5374163.00	148.92	147	122.00	32
U-30	577331.00	5374163.00	148.92	184	118.87	25
U-31	577331.00	5374163.00	148.92	184	126.50	-8
U-32	577331.00	5374163.00	148.92	184	132.59	-15
U-33	577331.00	5374163.00	148.92	184	144.78	-21
U-34	577331.00	5374163.00	148.92	136	104.85	10
U-35	577340.00	5374163.00	148.92	136	103.70	20
U-36	577340.00	5374163.00	148.92	136	124.36	30
U-37	577340.00	5374163.00	148.92	136	104.30	40
U-38	577331.00	5374163.00	148.92	136	92.96	-10
U-39	577340.00	5374163.00	148.92	136	102.11	-20
U-4	577331.00	5374163.00	148.92	147	136.60	41
U-40	577340.00	5374163.00	148.92	136	111.25	-26
U-41	577340.00	5374163.00	148.92	127	101.20	9
U-42	577340.00	5374163.00	148.92	127	103.94	18
U-43	577340.00	5374163.00	148.92	127	103.63	28
U-44	577340.00	5374163.00	148.92	127	104.30	38
U-45	577340.00	5374163.00	148.92	127	115.52	-10
U-46	577340.00	5374163.00	148.92	127	123.44	-19
U-47	577340.00	5374163.00	148.92	127	113.10	-26
U-48A	577340.00	5374163.00	148.92	143	76.20	-60
U-5	577331.00	5374163.00	148.92	147	117.00	-11
U-50	577340.00	5374163.00	148.92	143	195.40	9
U-6	577331.00	5374163.00	148.92	147	117.04	-20
U-7	577331.00	5374163.00	148.92	159	105.16	11
U-8	577331.00	5374163.00	148.92	159	112.80	22
U-9	577331.00	5374163.00	148.92	159	123.44	32

APPENDIX – 6

SCOPING STUDY REPORT FOR GEOEX LIMITED
BY
P & E MINING CONSULTANTS INC.

P&E MINING CONSULTANTS INC.
Geologists and Mining Engineers

2 County Court Blvd., Suite 202, Brampton, Ontario, L6W 3W8
Ph: 905-595-0575 Fax: 905-595-0578

Scoping Study Costs For Exploration Property Near Timmins, Ontario, Canada

for

GEOEX LIMITED

September 2007

TABLE OF CONTENTS

1.0 INTRODUCTION

Capital and operating costs were developed for GEOEX Limited for a narrow vein gold property in the Timmins, Ontario area. Estimates were prepared for:

Preproduction expenditures for an exploration ramp from surface and lateral development on the ore zone; and

Capital expenditures and operating costs for a 1,000 tonnes per day mining operation with an on site mill.

The deposit consists of veins with minimum widths of 1.5 metres to widths supporting narrow longhole open stopes.

All data and information are presented in metric units. All costs are presented in constant mid 2007 Dollars.

2.0 UNDERGROUND EXPLORATION PROGRAMME

2.1 Programme Parameters

The potentially economic mineralized zones would be mined by underground mining techniques. The potentially economic mineralization to be explored extends to the 150 metres below surface elevation. There is no surface outcrop and 30 to 35 metres of overburden comprising distinct layers of swampy organic, clay and glacial till materials.

To facilitate the underground exploration programme the following would be required:

- 5 kilometre gravel access road
- Generators for power
- Compressed air compressors
- Trailers for offices, dry, warehouse and storage
- Explosives magazines
- Ramp portal
- Other miscellaneous facilities and equipment

Development work would consist of:

- Ramp from surface to 150 metres vertical depth below surface.
- Drifting and crosscutting for exploration of mineralization

The property is located approximately 45 kilometres from a reasonably sized population centre.

A mining contractor would be used for the programme. The mining contractor would supply all equipment, consumables and manpower.

2.2 Surface Installations

The 5 kilometre access road would provide access to the site and be built to accommodate travel of transport trucks bring equipment and materials to the site. Gravel for the road would be provided from nearby gravel pits.

Power would be generated on site by generators with a total capacity of 1 megawatt. Two 0.5 megawatt generators would provide power to the underground operation and small surface operation. If one generator broke down the second would provide for power to continue to be supplied to critical equipment.

Compressors to provide the underground mine with compressed air would also be rented from the contractor.

All office, dry, warehouse and covered storage facilities would be provided by the contractor, on a rental basis, as part of the contract for the exploration programme. The ramp development and exploration programme period would be approximately 12 months which does not warrant purchase of these facilities. Explosive magazines would be placed on surface and be constructed from shipping containers.

Owner rented trailers and compressors might provide significant savings in component total cost terms, but would not significantly impact the total project budget.

2.3 Underground Development Requirements

The initial layers of material through which the underground ramp must pass will require special development techniques, until bedrock is reached. The swampy layer would be damned and ditched around the portal area and material inside the damn removed down to the clay layer. The clay layer would be frozen locally to allow for digging and if required breaking of the clay to create the ramp tunnel. As the face advanced a steel arch system or corrugated steel tunnel liner such as Armtec's Tunnel Liner Plate would be installed to provide the permanent ramp opening. A portable freezing plant would freeze the ground to be removed, before the next segment of liner plate was installed in the frozen ground. When the glacial till material was reached this material would be grouted with cement to consolidate the gravel and pebble material. The ramp face would be advanced by drilling and blasting techniques, similar to those used in developing the ramp in rock.

The ramp would be developed at a minus 15 percent gradient with dimensions of 4.5 metres wide by 3.6 metres high, to accommodate transport of development waste rock to surface using 17 tonne underground haul trucks.

Lateral development from the ramp to undertake sampling and exploration drilling would be undertaken at appropriate vertical intervals.

All development work would be performed by a mining contractor. The contractor would provide all equipment and facilities to undertake the exploration programme.

2.4 Materials and Manpower

All materials and manpower would be procured and supplied by the contractor to the project. The manpower would include all underground miners, mechanics, electricians, other labour and direct supervision for the project. As well the contractor would provide all surface personnel and project management and engineering related functions required to support the underground development programme.

Geology aspects of the project would be the only area of responsibility for the owner.

All manpower could commute from local communities to the project. This eliminates the need for camp accommodations and facilities to be provided.

2.5 Capital Expenditures

Table 1 shows the capital expenditures required to develop the ramp to the 150 metre below surface elevation. All costs are based on budget pricing provided by mining contractors to perform the work in similar conditions and locations in Canada. All rental rates were also provided by the contractors for surface equipment and facilities.

3.0 1,000 TONNES PER DAY MINING AND PROCESSING OPTION

A 1,000 tonnes per day mining operation would utilize the ramp and other infrastructure developed for the foregoing exploration programme. In addition, the underground mine would be developed to facilitate stoping, a processing plant would be constructed on surface and a power line would be constructed to replace on site power generation.

3.1 Underground Mine

To facilitate mining of the deposit at 1,000 tpd a fresh air ventilation raise and an exhaust ventilation raise would be required. Surface ventilation fans would be installed on the fresh air raise to push air into the underground mine. All ore would be trucked to surface in the ramp using underground haul trucks. Waste rock would be placed in mined out stopes using haul trucks as well.

Sublevels for access to ore mining areas would be developed from the ramp on approximately 25 metre vertical intervals. The sublevel accesses would be located approximately in the middle of the overall strike length of the potentially economic mineralized zone. The sublevel accesses would be developed 4.5 metres wide by 3.6 metres high to accommodate 17 tonne haul trucks. Services installed on the sublevels would include a 102 mm pipe compressed air line, 51 mm pipe water line, communications cable, central blasting cable and 220 volt power cable.

Other underground facilities would include a small maintenance shop, main dewatering sumps, fuel and lube bay, explosives magazine, refuge station and storage areas.

Water collection sumps would be located on each sublevel. Overflow drill holes in each sump would send water to the main water collection sumps, for settling, recirculation and/or discharge from the mine.

A small underground maintenance shop would be constructed, for the servicing of mining equipment, and include a warehouse and fuel and lube bays.

Explosives would be stored in underground powder and cap magazines, where several days requirements could be held. There would be separate powder and cap magazines.

A large storage area for materials would be provided at a strategic location in the mine. Smaller storage areas would be located in development and mining areas and be supplied from the main storage area.

Other underground infrastructure would include electrical substation cut-outs and a refuge station (equipped with tables, seating, potable water and telephones).

3.2 Mining Methods

The deposit would be mined using sublevel open stoping methods with unconsolidated waste rock backfill supplied from development headings.

In sublevel open stoping, mining proceeds longitudinally (along the strike length of a zone) in potentially economic mineralized zones, from the extremities of the orebody to the central access. Initial development consists of an undercut, in potentially economic mineralization, being created at the bottom, of the mining block, to the edges of the orebody. Sublevels would be spaced nominally 25 metres apart vertically. A slot raise is driven at the end of each stope and opened up to the full width of the zone.

Upholes are drilled and the holes loaded with ANFO. A number of rows are blasted at a time. After each blast all ore is mucked out from the undercut. This sequence continues until the central access is reached.

All potentially economic mineralization would be mucked from stopes by Load-Haul-Dump (LHD) units, loaded onto underground haul trucks and trucked to surface in the ramp. After stoping has commenced waste rock from development would be placed into mined out areas. Prior to stoping waste rock would be trucked to surface and placed on a small waste rock storage area.

Development waste rock would be placed into mined out areas to avoid trucking it to surface.

3.3 Surface Facilities

All mine surface support facilities would be constructed and operated by the mining contractor.

An explosives storage area for the mine would be located 500 metres from mining and other facilities. The magazines would be housed in metal shipping containers.

The mine services site would include a small surface maintenance shop, mine supervision, geology, engineering and administration offices; 20 kilometre power line and power substations for the mine and processing plant; warehouse; and water treatment facility.

The mine owner would provide geology and engineering services to the mine. This would ensure that the interests of the owner in maximizing the economic returns from the deposit are placed first. The geology department would be responsible for mapping and interpretation, sampling of production drill holes, grade control and ore reserve estimations. The engineering department would be responsible for mine planning and design, production scheduling, surveying, geotechnical design, and performance statistics and any other technical requirements that support the operation.

3.4 Capital Costs

Table 2 shows the capital expenditures required for the preproduction period. All costs are based on budget pricing provided by mining contractors to perform the work in similar conditions and locations in Canada. All rental rates were also provided by the contractors for surface equipment and facilities.

3.5 Manpower

All underground manpower including supervision, engineering staff as well as surface personnel and mine management personnel, to sustain the production rate, would be provided by the mining contractor.

3.6 Operating Costs

Table 3 and Table 4 provide operating costs for longhole and shrinkage mining and mine overhead costs for the operation. All costs are based on contractor rates to perform the work required. All rental rates were also provided by the contractors for surface equipment and facilities.

The total mining costs are as follows:

Longhole Mining	\$34/tonne
Shrinkage Mining	\$60/tonne

The total indirect costs for the mine operation are \$30.73/tonne.

4.0 PROCESSING AND TAILINGS

All potentially economic mineralization would be processed at an onsite processing plant.

The plant would be a conventional gold processing plant using crushing, grinding, gravity concentration if amenable, cyanidation and electrowinning to produce gold dore bars.

The capital cost for a 1,000 tpd processing plant is estimated to be $35 million, including EPCM and indirect costs.

The operating cost is estimated to be $12 per tonne of potentially economic mineralization and includes all consumables, maintenance parts, power and manpower.

Custom processing of ore at a custom mill as an alternative option would eliminate the capital costs but require an ore transportation cost of $0.15 per tonne kilometre with the nearest custom milling site 50 kilometres distance which equates to a transportation cost of $7.50 per tonne. The custom milling cost could be expected to be an additional $18 per tonne.

Report Compiled by:


LICENSED PROFESSIONAL ENGINEER
M. K. BUCK
PROVINCE OF ONTARIO

Malcolm Buck, P.Eng.
Sr. Associate Mining Engineer
P&E Mining Consultants Inc.

DISCLAIMER

The purpose of this report was to provide Geoex Limited with basic operating and capital costs for a typical Timmins, Ontario narrow vein gold mining operation, in order that they may be included in a Preliminary Analysis. P&E Mining Consultants provided these costs to Geoex without specific knowledge of the property they were evaluating nor did P&E have the opportunity to review the final financial analysis derived from the costs provided. P&E is in no way responsible for the conclusions and recommendations drawn from any report in which Geoex has used the above mentioned operating and capital costs.

Insert new quantities for the values highlighted in yellow.

Table 1. Exploration Program Underground Development Expenditures

Ramp to 150 metres below surface @ 15 %	1,150	metres
Development Rate Single Heading (metres/day)	4.2	metres
Development Rate Multiple Heading (metres/day)	5.9	metres
Months to Complete Development Program	9	months
Waste Rock S.G.	2.9	
Tonnes Trucked	59,430	tonnes

	Quantity	Units	Unit Cost ($)	Cost/Mth ($)	**Total Cost ($)**
Infrastructure					
Gravel Access Road	5	km	$100,000		$500,000
Water Management	1	lot	$200,000		$200,000
Mobilization	1	lot	$150,000		$150,000
Demobilization	1	lot	$75,000		$75,000
Explosives Magazines and Storage (Shipping Containers)	1	lot	$75,000		$75,000
Direct Underground Development Costs					
Portal	1	ea.	$250,000		$250,000
Overburden Ramp Section - Full Support System	230	metres	$10,000		$2,300,000
Exploration Ramp to 150 mL (4.5 m wide X 3.6 m high)	1,150	metres	$3,000		$3,450,000
Truck Haulage	59,430	tonnes	$5.20		$309,000
Exploration Drifts & XC to 150 mL (3.6 m wide X 3.6 m high)	1	metres	$2,700		$3,000
Truck Haulage	38	tonnes	$5.20		$0
Underground Substation	1	each	$250,000		$250,000
Misc. Construction (Sumps, doors, etc.)	1	lot	$100,000		$100,000
Mine General Services Costs					
Generator Leasing	1	each		$25,000	$225,000
Compresssor Leasing	2	each		$5,000	$45,000
Indirect Rentals				$54,900	$494,000
Indirect Materials (incl. mine heating)				$91,500	$824,000
Power				$105,400	$949,000
Surface Trailers Rentals & Maintenance				$45,750	$412,000
Indirect Labour				$350,750	$3,157,000
Geology				$45,750	$412,000
Surface Labour & Security				$61,700	$555,000
Environmental				$4,575	$41,000
Owner Management				$29,700	$267,000
TOTAL ON-SITE COST					**$15,043,000**

Production Rate 1000 tpd

Table 2. Capital Expenditures - 1,000 tonnes per day Operation

	Quantity	Units	Unit Cost ($)	Cost/Mth ($)	Total Cost ($)
Capital Costs					
Surface Infrastructure & Facilities					
Power Line	20	km	$100,000		$2,000,000
Mine Substation	1	ea.	$600,000		$600,000
Processing Plant	1		$35,000,000		$35,000,000
Tailings Area	1		$4,000,000		$4,000,000
Sewage Treatment	1	lot	$100,000		$100,000
Water Treatment	1	lot	$250,000		$250,000
Underground Mine					
Mine Contractor Mobilization	1	lot	$100,000		$100,000
Mine Contractor Demobilization	1	lot	$50,000		$50,000
Mine Substation	1	each	$250,000		$250,000
Main Intake Raise	180	metres	$2,500		$450,000
Exhaust Raise	180	metres	$2,500		$450,000
Misc. Underground Development	100	metres	$3,000		$300,000
Underground Construction (Sumps, doors, etc.)	1	lot	$100,000		$100,000
Main Surface Fans	1	lot	$300,000		$300,000
Contingency (25%)					$1,238,000
TOTAL CAPITAL EXPENDITURES					**$45,188,000**

Table 3. Longhole Open Stoping Mining Costs - 1,000 tonnes per day

Ore SG	2.9
Stope Width	3.6 metres
Stope Length	50 metres
Stope Height	25 metres
Stope Tonnes	13,050 tonnes

Longhole Stope Development Costs					**$**
Access Drift	25	metres	$3,000		$75,000
Sill Drift	50	metres	$2,700		$135,000
Slot Raise	20	metres	$1,500		$30,000
Total Devlopment Cost					$240,000
Development Cost Per Tonne					**$18**
Direct Costs - Longhole Mining					**$/t**
Drilling					$2.70
Blasting					$1.50
Mucking and Secondary Blasting					$3.25
Truck Haulage					$4.50
Stope Filling					$2.50
Misc. Construction					$1.50
Total Direct Longhole Mining Cost					**$16**
Total Longhole Dev. & Mining Cost					**$34**

Table 4. Shrinkage Stoping Mining Costs - 1,000 tonnes per day

Ore SG	2.9	
Stope Width	2	metres
Stope Length	60	metres
Stope Height	30	metres
Stope Tonnes	10,440	tonnes

Shrinkage Stope Development Costs					**$**
Sill Drift	60	metres	$1,500		$90,000
Mucking Drift	50	metres	$1,800		$90,000
Draw Raises	25	metres	$2,000		$50,000
Manway Raise	30	metres	$2,200		$66,000
Dev. Truck Haulage	1,689	tonnes	$4.50		$8,000
Total Devlopment Cost					$304,000
Development Cost Per Tonne					**$29**
Direct Costs - Shrinkage Mining					**$/t**
Drilling					$5.00
Blasting					$2.00
Mucking					$5.20
Ground Support					$11.97
Truck Haulage					$4.50
Ventilation					$0.40
Misc. Construction					$2.00
Total Direct Shrinkage Mining Cost					**$31**
Total Shrinkage Dev. & Mining Cost					**$60**

Table 5. Mine General Operating Costs

				Cost/day ($)	($/t)
Generator Leasing	1	each		$820	$0.82
Compresssor Leasing	2	each		$262	$0.26
Indirect Rentals				$1,800	$1.80
Indirect Materials (incl. mine heating)				$3,000	$3.00
Power				$3,500	$3.50
Surface Trailers Rentals & Maintenance				$1,500	$1.50
Indirect Labour				$13,700	$13.70
Geology				$1,500	$1.50
Surface Labour & Security				$2,000	$2.00
Environmental				$150	$0.15
Owner Management				$2,500	$2.50
TOTAL ON-SITE COST					**$30.73**

END